    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 10, 2001
                                              REGISTRATION STATEMENT NO. 333-

================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                --------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                       L-3 COMMUNICATIONS HOLDINGS, INC.
            (Exact name of registrant as specified in its charter)
                                    DELAWARE
                 (State or Other Jurisdiction of Incorporation)
                                3812, 3663, 3679
            (Primary Standard Industrial Classification Code Number)
                                   13-3937434
                    (I.R.S. Employer Identification Number)
                                --------------
                                600 THIRD AVENUE
                               NEW YORK, NY 10016
                                 (212) 697-1111
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)
                                --------------
                          CHRISTOPHER C. CAMBRIA, ESQ.
                                600 THIRD AVENUE
                               NEW YORK, NY 10016
                                 (212) 697-1111
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                --------------
                                  Copies to:



           VINCENT PAGANO, ESQ.               KIRK A. DAVENPORT, ESQ.
       SIMPSON THACHER & BARTLETT             ROBERT A. ZUCCARO, ESQ.
          425 LEXINGTON AVENUE                   LATHAM & WATKINS
       NEW YORK, NEW YORK 10017-3954             885 THIRD AVENUE
             (212) 455-2000                  NEW YORK, NEW YORK 10022
                                                  (212) 906-1200


                                --------------
     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement as determined by market conditions and other factors.
                                --------------
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE
================================================================================


                                                                                       PROPOSED
                                                                    PROPOSED            MAXIMUM
                                                                    MAXIMUM            AGGREGATE        AMOUNT OF
     TITLE OF EACH CLASS OF               AMOUNT TO BE        AGGREGATE OFFERING       OFFERING       REGISTRATION
  SECURITIES TO BE REGISTERED              REGISTERED       PRICE PER SECURITY(1)       PRICE(1)           FEE

--------------------------------------------------------------------------------------------------------------------------

Common Stock, par value $.01 per share .. 6,900,000 shares(2)      $79.60            $549,240,000      $137,310.00
==========================================================================================================================


(1) Estimated solely for purpose of calculating the registration fee pursuant to Rule 457 based on the average of the high and low sales prices of our Common Stock on the New York Stock Exchange on April 4, 2001.

(2)  Includes 900,000 shares subject to over-allotment options.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
================================================================================

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED APRIL 10, 2001.

PROSPECTUS

                                6,000,000 SHARES



                               [GRAPHIC OMITTED]

                        L-3 COMMUNICATIONS HOLDINGS, INC.

                                  COMMON STOCK

--------------------------------------------------------------------------------
This is an offering of shares of common stock of L-3 Communications Holdings, Inc. Of the 6,000,000 shares being offered, L-3 is offering 4,500,000 shares and affiliates of Lehman Brothers as selling stockholders are offering 1,500,000 shares. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Our common stock is traded on the New York Stock Exchange under the symbol "LLL." On April 9, 2001, the last reported sale price of our common stock on the New York Stock Exchange was $84.55 per share.

INVESTING IN THE SHARES INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7.


                                                   PER SHARE      TOTAL

                                                  -----------  -----------
Public Offering Price ........................... $            $
Underwriting Discounts and Commissions .......... $            $
Proceeds to L-3 ................................. $            $
Proceeds to Selling Stockholders ................ $            $

We and affiliates of Lehman Brothers as selling stockholders have granted the underwriters 30-day options to purchase up to an aggregate of 900,000 additional shares to cover any over-allotments.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares
on or about             , 2001

--------------------------------------------------------------------------------
LEHMAN BROTHERS

                  BEAR, STEARNS & CO. INC.

                                CREDIT SUISSE FIRST BOSTON

                                                    MERRILL LYNCH & CO.

                                                                        SG COWEN
      , 2001

                                TABLE OF CONTENTS

Available Information ......................     i
Forward-Looking Statements .................     i
Prospectus Summary .........................     1
Risk Factors ...............................     7
Use of Proceeds ............................    15
Price Range of Common Stock ................    15
Dividend Policy ............................    16
Capitalization .............................    16
Selected Financial Data ....................    17
Management's Discussion and Analysis
   of Results of Operations and
   Financial Condition .....................    19
Business ...................................    30

Management .................................    50
Certain Relationships and Related
   Transactions ............................    59
Principal and Selling Stockholders .........    61
Description of Capital Stock ...............    64
Certain United States Federal Income
   Tax Consequences for Non-United
   States Holders ..........................    67
Underwriting ...............................    69
Legal Matters ..............................    71
Experts ....................................    71
Index to Financial Statements ..............   F-1


                             ---------------------
                             AVAILABLE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, referred to herein as the Exchange Act, and, in accordance therewith, file reports and other information with the Securities and Exchange Commission, referred to herein as the SEC. Such reports and other information can be inspected and copied at the Public Reference Section of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549 and at regional public reference facilities maintained by the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. Such material may also be accessed electronically by means of the SEC's home page on the Internet (http://www.sec.gov).

     Our common stock is quoted on the New York Stock Exchange under the symbol "LLL." You may inspect reports and other information concerning us at the offices of the New York Stock Exchange at 11 Wall Street, New York, New York 10005.

     YOU SHOULD ONLY RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE AND THE UNDERWRITERS HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY COMMON STOCK IN ANY JURISDICTION WHERE IT IS UNLAWFUL. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF COMMON STOCK.

                           FORWARD-LOOKING STATEMENTS

     Our disclosure and analysis in this prospectus contain some forward-looking statements. Certain of the matters discussed concerning our operations, cash flows, financial position, economic performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business and the realization of sales from backlog include forward-looking statements within the meaning of section 27A of the Securities Act of 1933, referred to herein as the Securities Act, and Section 21E of the Exchange Act.

     Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" and similar expressions are forward-looking statements. Although we believe that these statements are based upon reasonable assumptions, including projections of orders, sales, operating margins, earnings, cash flow, research and development costs, working capital, capital expenditures and other projections, they are subject to several risks and uncertainties, and therefore, we can give no assurance that these statements will be achieved.

     Our forward-looking statements will also be influenced by factors such as:

     o our dependence on the defense industry and the business risks peculiar to that industry, including changing priorities or reductions in the U.S. Government defense budget;

     o our reliance on contracts with a limited number of agencies of, or contractors to, the U.S. Government and the possibility of termination of government contracts by unilateral government action or for failure to perform;

     o    our ability to obtain future government contracts on a timely basis;

     o    the availability of government funding and customer requirements;

     o our significant amount of debt and the restrictions contained in our debt agreements;

     o    collective bargaining agreements and labor disputes;

     o economic conditions, competitive environment, international business and political conditions, timing of international awards and contracts;

     o our extensive use of fixed price contracts as compared to cost plus contracts;

     o our ability to identify future acquisition candidates or to integrate acquired operations;

     o the rapid change of technology in the communications equipment industry;

     o the high level of competition in the communications equipment industry;

     o our introduction of new products into commercial markets or our investments in commercial products or companies; and

     o pension, environmental or legal matters or proceedings and various other market, competition and industry factors, many of which are beyond our control.

     Investors are cautioned that our forward-looking statements are not guarantees of future performance and the actual results or developments may differ materially from the expectations expressed in the forward-looking statements.

     As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainty of estimates, forecasts and projections and may be better or worse than projected. Given these uncertainties, you should not place any reliance on these forward-looking statements. These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this filing to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events.

     We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our Form 10-K, Form 10-Q and Form 8-K reports to the SEC. Also note that we provide a cautionary discussion of risk and uncertainties under the caption "Risk Factors" in this prospectus. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information you need to consider in making your investment decision. You should read this entire prospectus carefully. Except as otherwise noted, all information in this prospectus assumes no exercise by the underwriters of the over-allotment options.

     For convenience in this prospectus, "L-3 Holdings" refers to L-3 Communications Holdings, Inc. and "L-3 Communications" refers to L-3 Communications Corporation, a wholly-owned operating subsidiary of L-3 Holdings. "L-3," "we," "us" and "our" refer to L-3 Holdings and its subsidiaries, including L-3 Communications, except where the content otherwise requires. "Predecessor company" refers to the ten initial business units we purchased from Lockheed Martin Corporation in 1997.

                                      L-3

     We are a leading merchant supplier of sophisticated secure communication systems and specialized communication products. We produce secure, high data rate communication systems, training and simulation systems, avionics and ocean products, telemetry, instrumentation and space products and microwave components. These systems and products are critical elements of virtually all major communication, command and control, intelligence gathering and space systems. Our systems and specialized products are used to connect a variety of airborne, space, ground and sea-based communication systems and are used in the transmission, processing, recording, monitoring and dissemination functions of these communication systems. Our customers include the U.S. Department of Defense, which is commonly referred to as the DoD, certain U.S. Government intelligence agencies, major aerospace and defense contractors, foreign governments, commercial customers and certain other U.S. agencies. For the year ended December 31, 2000, direct and indirect sales to the DoD provided 62.7% of our sales, and sales to commercial customers, foreign governments and U.S. Government agencies other than the DoD provided 37.3% of our sales. Our business areas employ proprietary technologies and capabilities and have leading positions in their respective primary markets. For the year ended December 31, 2000, we had sales of $1,910.1 million and operating income of $222.7 million. We have two reportable segments: Secure Communication Systems and Specialized Communication Products.

     SECURE COMMUNICATION SYSTEMS

     We are an established leader in the development and production of secure, high data rate communications for military and other U.S. Government reconnaissance and surveillance applications and we believe that we have developed virtually every high bandwidth data link that is currently used by the DoD for surveillance and reconnaissance. Our major secure communication programs and systems include:

     o secure data links for airborne, satellite, ground and sea-based remote platforms for real-time information collection and dissemination to users;

     o strategic and tactical signal intelligence systems that detect, collect, identify, analyze and disseminate information;

     o    secure telephone and network equipment and encryption management;

     o    communication software support services; and

     o communication systems for surface and undersea vessels and manned space flights.

     Our Secure Communication Systems segment includes our training and simulation business. We design, develop and manufacture advanced simulation products, with high-fidelity representations of cockpits and operator stations for aircraft and vehicle system simulation. We also provide a full range of teaching, training and logistic services and training device support services to domestic and international military customers and ballistic targets for the DoD.

     Our Secure Communication Systems segment provided $847.1 million or 44.3% of our total sales for the year ended December 31, 2000.

     SPECIALIZED COMMUNICATION PRODUCTS

     We are a leading merchant supplier of products to military and commercial customers. We focus on niche markets in which we believe we can achieve a market leadership position. This reportable segment includes three product categories:

     o avionics and ocean products including our aviation recorders, airborne collision avoidance products, displays, antennas, acoustic undersea warfare products and naval power distribution, conditioning, switching and protection equipment;

     o telemetry, instrumentation and space products including our commercial off-the-shelf, real-time data collection and transmission products and components for missile, aircraft and space-based electronic systems; and

     o microwave components including our commercial off-the-shelf, high-performance microwave components and frequency monitoring equipment.

     Our Specialized Communication Products segment provided $1,063.0 million or 55.7% of our total sales for the year ended December 31, 2000.

     DEVELOPING COMMERCIAL OPPORTUNITIES

     An integral part of our growth strategy is to identify and exploit commercial applications for select products and technologies that we currently sell to defense customers. We have currently identified two vertical markets within our Secure Communication Systems and Specialized Communication Products segments where we believe there are significant opportunities to expand our existing commercial sales: transportation products and broadband wireless communications products. We believe that these vertical markets, together with our existing commercial products, provide us with the opportunity for substantial commercial growth in future years.

     Within the transportation market, we have developed and are offering an explosive detection system for checked baggage at airports, cruise ship voyage recorders, power propulsion systems and power switches and displays for rail transportation and internet service providers. We are developing additional products, including an enhanced airborne collision avoidance product that incorporates ground proximity warning.

     Within the communications product market, we are offering local wireless access equipment for voice DSL (Digital Subscriber Line) and internet access, transceivers for LMDS (Local Multipoint Distribution Service) and a broad range of commercial components and digital test equipment for broadband communications providers.

     We have developed the majority of our commercial products employing technology funded by and used in our defense businesses, thereby minimizing any required incremental development expenses. Sales generated from our developing commercial opportunities have not yet been material to us.

                               BUSINESS STRATEGY

     We intend to grow our sales, enhance our profitability and build on our position as a leading merchant supplier of communication systems and products to the major contractors in the aerospace and defense industry as well as the U.S. Government. We intend to leverage our expertise and products into new commercial business areas where we can adapt our existing products and technologies. Our strategy to achieve our objectives includes:

     o EXPAND MERCHANT SUPPLIER RELATIONSHIPS. As an independent merchant supplier, we intend to identify opportunities where we will be able to use our strong relationships to increase our business presence, allow customers to reduce their costs and to be the desired merchant supplier to multiple bidders on prime contract bids;

     o SUPPORT CUSTOMER REQUIREMENTS. We intend to continue to align our research and development, manufacturing and new business efforts to complement our customers' requirements and provide state-of-the-art products;

     o ENHANCE OPERATING MARGINS. We intend to continue to enhance our o perating performance by reducing overhead expenses, continuing consolidation and increasing productivity;

     o LEVERAGE TECHNICAL AND MARKET LEADERSHIP POSITIONS. We are applying our market-leading technical expertise and capabilities to several closely aligned commercial business areas and applications and will continue to explore other similar commercial opportunities;

     o MAINTAIN DIVERSIFIED BUSINESS MIX. We have a diverse business mix which limits our exposure to the risks of particular programs, a balance of cost plus and fixed price contracts, a significant sole-source follow-on business and an attractive customer profile; and

     o CAPITALIZE ON STRATEGIC ACQUISITION OPPORTUNITIES. We intend to enhance our existing product base through internal research and development efforts and selective acquisitions, and we seek to add new products to our product base through acquisitions in areas synergistic with our present technologies. As of December 31, 2000, we have acquired ten businesses for an aggregate purchase price of $590.2 million, subject to adjustments.



     We are incorporated in Delaware, and the address of our principal executive offices is 600 Third Avenue, New York, New York 10016. Our telephone number is
(212) 697-1111. Our internet address is (http://www.L-3com.com). L-3com.com is an interactive textual reference only, meaning that the information contained on the website is not part of this prospectus and is not incorporated in this prospectus by reference.

                                  THE OFFERING


Common Stock offered by us ...........................  4,500,000 shares
Common Stock offered by the selling stockholders .....  1,500,000 shares
Common Stock to be outstanding after this offering ... 38,475,692 shares


     The number of shares of Common Stock to be outstanding after this offering:

     o    includes 33,975,692 shares outstanding as of April 4, 2001;

     o excludes an aggregate of 3,756,644 shares of common stock reserved for issuance under our stock option plans for key employees and non-employee directors of L-3;

     o excludes 3,680,982 shares of common stock issuable upon conversion of our outstanding 5.25% Convertible Senior Subordinated Notes due 2009;

     o excludes 297,229 shares of common stock issuable as additional consideration in connection with our acquisition of ILEX Systems, Inc.; and

     o assumes no exercise of the underwriters' over-allotment option in connection with this offering to purchase up to an additional 225,000 shares of common stock from L-3.



Use of proceeds from this offering ......... We intend to use our net proceeds to repay existing indebtedness under our senior
                                             credit facilities and for general corporate
                                             purposes, including potential acquisitions.
                                             We will not receive any of the proceeds
                                             from the shares being sold by the selling
                                             stockholders. See "Use of Proceeds."

NYSE Symbol ................................ "LLL"

Risk Factors ............................... You should carefully read and consider the information set forth in "Risk Factors" and
                                             all other information set forth in this
                                             prospectus before investing in our common
                                             stock.

                             SUMMARY FINANCIAL DATA

     We derived the summary financial data presented below as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 from our audited consolidated financial statements included elsewhere herein. We derived the summary financial data presented below as of December 31, 1998 and 1997 and for the nine months ended December 31, 1997 from our audited consolidated financial statements not included herein. We derived the summary financial data presented below as of December 31, 1996, for the three months ended March 31, 1997 and for the year ended December 31, 1996 from the audited combined financial statements of our predecessor company not included herein. You should read the summary financial data together with our "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in another part of this prospectus.


                                                                           L-3
                                              -------------------------------------------------------------
                                                                                              NINE MONTHS
                                                        YEAR ENDED DECEMBER 31,                  ENDED
                                              --------------------------------------------   DECEMBER 31,
                                                  2000(1)        1999(1)        1998(1)         1997(2)
                                              -------------- -------------- -------------- ----------------
                                                     (in millions, except per share data and ratios)

STATEMENT OF OPERATIONS DATA:
Sales .......................................  $   1,910.1    $   1,405.5    $   1,037.0      $   546.5
Operating income ............................        222.7          150.5          100.3           51.5(4)
Interest expense, net of interest and other
 income .....................................         88.6           55.1           46.9           28.5
Provision (benefit) for income taxes ........         51.4           36.7           20.9           10.7
Net income (loss) ...........................         82.7           58.7           32.6           12.3(4)
Earnings per common share:
 Basic ......................................  $       2.48   $       1.83   $       1.32     $    0.62(4)
 Diluted ....................................          2.37           1.75           1.26          0.61(4)
Weighted average common shares outstanding:
 Basic ......................................         33.4           32.1           24.7          20.0
 Diluted ....................................         35.0           33.5           25.9          20.0

BALANCE SHEET DATA (AT PERIOD END):
Working capital .............................  $     360.9    $     255.5    $     157.8      $   143.2
Total assets ................................      2,463.5        1,628.7        1,285.4          697.0
Long-term debt ..............................      1,095.0          605.0          605.0          392.0
Invested equity .............................           --             --             --             --
Stockholders' equity ........................        692.6          583.2          300.0          113.7

OTHER DATA:
EBITDA(5) ...................................  $     297.0    $     204.2    $     140.7      $    78.0
Net cash from (used in) operating
 activities .................................        113.8           99.0           85.1           73.9
Net cash (used in) investing activities .....       (608.2)        (284.8)        (472.9)        (457.8)
Net cash from financing activities ..........        484.3          202.4          336.4          461.4
Depreciation expense ........................         36.2           29.5           22.5           13.3
Amortization expense ........................         38.1           24.2           17.9            8.9
Capital expenditures ........................         33.6           23.5           23.4           11.9

Ratio of:
 EBITDA to cash interest expense(5)(6) ......          3.4x           3.6x           3.0x           2.7x
 Net debt to EBITDA(5)(7) ...................          3.6x           2.8x           4.1x            --(8)




                                                  PREDECESSOR COMPANY
                                              ---------------------------
                                               THREE MONTHS
                                                  ENDED       YEAR ENDED
                                                MARCH 31,    DECEMBER 31,
                                                   1997        1996(3)
                                              ------------- -------------
                                               (in millions, except per
                                                    share data and
                                                        ratios)

STATEMENT OF OPERATIONS DATA:
Sales .......................................   $  158.9      $   543.1
Operating income ............................        7.9           43.7
Interest expense, net of interest and other
 income .....................................        8.4           24.2
Provision (benefit) for income taxes ........       (0.2)           7.8
Net income (loss) ...........................       (0.3)          11.7
Earnings per common share:
 Basic ......................................         --             --
 Diluted ....................................         --             --
Weighted average common shares outstanding:
 Basic ......................................         --             --
 Diluted ....................................         --             --

BALANCE SHEET DATA (AT PERIOD END):
Working capital .............................         --      $    98.8
Total assets ................................         --          590.6
Long-term debt ..............................         --             --
Invested equity .............................         --          473.6
Stockholders' equity ........................         --             --

OTHER DATA:
EBITDA(5) ...................................   $   15.7      $    71.8
Net cash from (used in) operating
 activities .................................      (16.3)          30.7
Net cash (used in) investing activities .....       (4.3)        (298.0)
Net cash from financing activities ..........       20.6          267.3
Depreciation expense ........................        4.5           14.9
Amortization expense ........................        3.3           13.2
Capital expenditures ........................        4.3           13.5

Ratio of:
 EBITDA to cash interest expense(5)(6) ......         --             --
 Net debt to EBITDA(5)(7) ...................

                                               (Footnotes on the following page)

----------
(1) Our results of operations are impacted significantly by our acquisitions, which are described elsewhere in this prospectus.

(2) Reflects the acquisition of our predecessor company and the commencement of our operations effective April 1, 1997.

(3) Reflects our predecessor company's ownership of nine business units acquired by Lockheed Martin Corporation from Loral Corporation effective April 1, 1996. Prior to April 1, 1996, the predecessor company had only one business unit.

(4) Includes a nonrecurring, noncash compensation charge of $4.4 million ($0.22 per share) related to our initial capitalization, which we recorded effective April 1, 1997.

(5) EBITDA is defined as operating income plus depreciation expense and amortization expense (excluding the amortization of deferred debt issuance costs) and the nonrecurring, noncash compensation charge of $4.4 million recorded effective April 1, 1997. EBITDA is not a substitute for operating income, net income and cash flow from operating activities as determined in accordance with accounting principles generally accepted in the United States of America as a measure of profitability or liquidity. EBITDA is presented as additional information because we believe it to be a useful indicator of our ability to meet our debt service and capital expenditure requirements. EBITDA as we define it may differ from similarly named measures used by other entities.

(6) Cash interest expense is defined as total interest expense, less amortization of deferred debt issuance costs included in interest expense.

(7) Net debt is defined as long-term debt plus current portion of long-term debt less cash and cash equivalents.

(8) The net debt to EBITDA ratio is not meaningful because this period is for less than 12 months.

                                  RISK FACTORS

     Investing in our common stock involves risk. You should carefully consider the information in this prospectus before deciding to invest in our common stock. Any of these risks could materially adversely affect our business, financial condition, results of operations and cash flow which could in turn materially adversely affect the price of the common stock.

RISKS RELATED TO OUR BUSINESS

OUR SIGNIFICANT LEVEL OF DEBT MAY ADVERSELY AFFECT OUR FINANCIAL AND OPERATING ACTIVITY.

     We have incurred substantial indebtedness to finance our acquisitions. As of December 31, 2000, we had $1,095.0 million of indebtedness outstanding (excluding outstanding letters of credit). Our ratio of net debt to EBITDA at December 31, 2000 was 3.6x. In the future we may borrow more money, subject to limitations imposed on us by our debt agreements.

     Based on our current level of operations and anticipated improvements to our operations, we believe that our cash flow from operations, together with proceeds from this offering and amounts we are able to borrow under our senior credit facilities, will be adequate to meet our anticipated requirements for working capital, capital expenditures, research and development expenditures, program and other discretionary investments, interest payments and scheduled principal payments for the foreseeable future, at least for the next three years. Our ability to make scheduled payments of principal and interest on our indebtedness and to refinance our indebtedness depends on our future performance. We do not have complete control over our future performance because it is subject to economic, political, financial, competitive, regulatory and other factors affecting the aerospace and defense industry. It is possible that in the future our business may not generate sufficient cash flow from operations to allow us to service our debt and make necessary capital expenditures. If this situation occurs, we may have to sell assets, restructure debt or obtain additional equity capital. We cannot be sure that we would be able to do so or do so without additional expense.

     Our level of indebtedness has important consequences to you and your investment in our common stock. These consequences may include:

     o requiring a substantial portion of our cash flow from operations to be used to pay interest and principal on our debt and therefore be unavailable for other purposes including capital expenditures, research and development and other investments;

     o limiting our ability to obtain additional financing for acquisitions or working capital to make investments or other expenditures, which may limit our ability to carry out our acquisition strategy;

     o higher interest expenses due to increases in interest rates on our borrowings that have variable interest rates;

     o heightening our vulnerability to downturns in our business or in the general economy and restricting us from making acquisitions, introducing new technologies and products or exploiting business opportunities; and

     o covenants that limit our ability to borrow additional funds, dispose of assets or pay cash dividends. Failure to comply with such covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on our financial position and results of operations due to financial and restrictive covenants.

OUR ACQUISITION STRATEGY INVOLVES RISKS, AND WE MAY NOT SUCCESSFULLY IMPLEMENT OUR STRATEGY.

     We seek to acquire companies that complement our business. We cannot assure you, however, that we will be able to identify acquisition candidates on commercially reasonable terms or at all. If we make additional acquisitions, we also cannot be sure that any benefits anticipated from the acquisitions will actually be realized. Likewise, we cannot be sure that we will be able to obtain additional financing for acquisitions. Such additional financing could be restricted by the terms of our debt agreements.

     The process of integrating acquired operations, including our recent acquisitions, into our existing operations may result in unforeseen operating difficulties and may require significant financial and managerial resources that would otherwise be available for the ongoing development or expansion of our existing operations. Possible future acquisitions could result in the incurrence of additional debt and related interest expense, contingent liabilities and amortization expenses related to goodwill and other intangible assets, all of which could have a materially adverse effect on our financial condition, operating results and cash flow. We consider and execute strategic acquisitions on an ongoing basis and may be evaluating acquisitions or engaged in acquisition negotiations at any given time. We regularly evaluate potential acquisitions and joint venture transactions, but we have not entered into any agreements with respect to any material transactions at this time.

WE RELY ON SALES TO U.S. GOVERNMENT ENTITIES, AND THE LOSS OF SUCH CONTRACTS WOULD HAVE A MATERIAL IMPACT ON OUR OPERATING RESULTS.

     Our government sales are predominantly derived from contracts with agencies of, and prime contractors to, the DoD and other agencies of the U.S. Government. Approximately 67.9%, or $1,296.1 million, of our sales for the year ended December 31, 2000, were made directly or indirectly to agencies of the U.S. Government, including the DoD. At December 31, 2000, the number of contracts with a value exceeding $1.0 million was approximately 600. Our largest program is a long-term, cost-plus contract for the U.S. Air Force aerial reconnaissance program that provided 3.8% of our sales for the same period. No other program provided more than 2.3% of our sales for the year ended December 31, 2000. The loss of all or a substantial portion of our sales to the U.S. Government would have a material adverse effect on our results of operations, income and cash flow.

OUR GOVERNMENT CONTRACTS ENTAIL CERTAIN RISKS.

     o    Government contracts are dependent upon the U.S. defense budget.

     The reduction in the U.S. defense budget in the early 1990s caused most defense-related government contractors to experience decreased sales, increased downward pressure on operating margins and, in certain cases, net losses. Our predecessor company experienced a substantial decline in sales during that period. A significant decline in U.S. military expenditures in the future could materially adversely affect our sales, earnings and cash flow. The loss or significant reduction in government funding of a large program in which we participate could also materially adversely affect our future sales, earnings and cash flows and thus our ability to meet our financial obligations. U.S. Government contracts are also conditioned upon the continuing approval by Congress of the amount of necessary spending. Congress usually appropriates funds for a given program each fiscal year even though contract periods of performance may exceed one year. Consequently, at the beginning of a major program, the contract is usually partially funded, and additional monies are normally committed to the contract only if appropriations are made by Congress for future fiscal years.

     o Government contracts contain unfavorable termination provisions and are subject to audit and modification.

     Companies engaged primarily in supplying defense-related equipment and services to U.S. Government agencies are subject to certain business risks peculiar to the defense industry. These risks include the ability of the U.S. Government to unilaterally:

     o suspend us from receiving new contracts pending resolution of alleged violations of procurement laws or regulations;

     o    terminate existing contracts;

     o    reduce the value of existing contracts;

     o audit our contract-related costs and fees, including allocated indirect costs; and

     o    control and potentially prohibit the export of our products.

     All of our U.S. Government contracts can be terminated by the U.S. Government either for its convenience or if we default by failing to perform under the contract. Termination for convenience provisions provide only for our recovery of costs incurred or committed, settlement expenses and profit on the work completed prior to termination. Termination for default provisions provide for the contractor to be liable for excess costs incurred by the U.S. Government in procuring undelivered items from another source. Our contracts with foreign governments generally contain similar provisions relating to termination at the convenience of the customer.

     The U.S. Government may review our costs and performance on their contracts, as well as our accounting and general business practices. Based on the results of such audits, the U.S. Government may adjust our contract-related costs and fees, including allocated indirect costs. In addition, under U.S. Government purchasing regulations, some of our costs, including most financing costs, amortization of goodwill, portions of research and development costs, and certain marketing expenses may not be reimbursable under U.S. Government contracts. Further, as a U.S. Government contractor, we are subject to investigation, legal action and/or liability that would not apply to a commercial company.

      o Government contracts are subject to competitive bidding and we are required to obtain licenses for non-U.S. sales.

     We obtain many of our U.S. Government contracts through a competitive bidding process. We cannot assure you that we will continue to win competitively awarded contracts or that awarded contracts will generate sales sufficient to result in our profitability. We are also subject to risks associated with the following:

     o the frequent need to bid on programs in advance of the completion of their design (which may result in unforeseen technological difficulties and/or cost overruns);

     o the substantial time and effort including the relatively unproductive design and development required to prepare bids and proposals for competitively awarded contracts which may not be awarded to us;

     o    design complexity and rapid technological obsolescence; and

     o    the constant need for design improvement.

     In addition to these U.S. Government contract risks, we are required to obtain licenses from U.S. Government agencies to export many of our products and systems. Additionally, we are not permitted to export some of our products. We cannot be sure of our ability to gain any licenses required to export our products, and failure to receive required licenses would eliminate our ability to sell our products outside the United States.

OUR FIXED PRICE AND COST PLUS CONTRACTS MAY COMMIT US TO UNFAVORABLE TERMS.

     We provide our products and services primarily through fixed price or cost plus contracts. Fixed price contracts provided 71.4% of our sales for the year ended December 31, 2000. In a fixed price contract, the price is not subject to adjustment based on cost incurred to perform the required work under the contract. Therefore, we fully absorb cost overruns on fixed price contracts and this reduces our profit margin on the contract. Those cost overruns may result in a loss. A further risk associated with fixed price contracts is the difficulty of estimating sales and costs that are related to performance in accordance with contract specifications and the possibility of obsolescence in connection with long-term procurements. Failure to anticipate technical problems, estimate costs accurately or control costs during performance of a fixed price contract may reduce our profitability or cause a loss.

     Cost plus contracts provided 28.6% of our sales for the year ended December 31, 2000. In a cost plus contract, we are reimbursed for allowable incurred costs plus a fee, which may be fixed or variable depending on the contract arrangement. The price on a cost plus contract is based on allowable cost incurred, but generally is subject to contract funding limitations. U.S. Government regulations require that we notify our customer of any cost overruns or underruns on a cost plus contract. If we incur costs in excess of the funding limitation specified in the contract, we may not be able to recover those cost overruns.

     We record sales and profits on substantially all of our contracts using percentage-of-completion methods of accounting. As a result, revisions made to our estimates of sales and profits are recorded in the period in which the conditions that require such revisions become known and can be estimated. Although we believe that adequate provisions for losses for our fixed price contracts are recorded in our financial statements, as required under U.S. generally accepted accounting principles, we cannot assure you that our contract loss provisions, which are based on estimates, will be adequate to cover all actual future losses.

OUR OPERATIONS INVOLVE RAPIDLY EVOLVING PRODUCTS AND TECHNOLOGICAL CHANGE.

     The rapid change of technology is a key feature of the communication equipment industry as a whole, and for defense applications in particular. To succeed in the future, we will need to continue to design, develop, manufacture, assemble, test, market and support new products and enhancements on a timely and cost-effective basis. Historically, our technology has been developed through customer-funded research and development as well as from internally funded research and development. We cannot guarantee that we will continue to maintain comparable levels of research and development. In the past we have allocated substantial funds to capital expenditures, programs and other investments. This practice will continue to be required in the future. Even so, we cannot assure you that we will successfully identify new opportunities and continue to have the needed financial resources to develop new products in a timely or cost-effective manner. At the same time, products and technologies developed by others may render our products and systems obsolete or non-competitive.

WE MAY NOT SUCCESSFULLY IMPLEMENT OUR PLAN TO EXPAND INTO COMMERCIAL MARKETS.

     Our revenues have primarily come from business with the DoD and other U.S. Government agencies. In addition to continuing to pursue these market areas, we will continue applying our technical capabilities and expertise to related commercial markets. Some of our commercial products, such as local wireless loop telecommunications equipment, airport security equipment and voyage recorders, have only recently been introduced. As such, these new products are subject to certain risks and may require us to:

    o develop and maintain marketing, sales and customer support capabilities;

    o secure sales and customer support capabilities;

    o obtain customer and/or regulatory certification;

    o respond to rapid technological advances; and

    o obtain customer acceptance of these products and product performance.

     Our efforts to expand our presence in commercial markets may require significant resources, including additional working capital and capital expenditures, as well as the use of our management's time. Our efforts to sell certain commercial products, particularly our broadband wireless communications products, may also depend to a significant degree on the efforts of independent distributors or communication service providers. In addition, we have made equity investments in entities that plan to commence operations as communications service providers using some of our commercial products. We can give no assurance that these distributors or service providers will be able to market our products or their services successfully or that we will be able to realize a return on our investment in them. We cannot assure you that we will be successful in addressing these risks or in developing these commercial business opportunities.

CONSOLIDATION AND INTENSE COMPETITION IN OUR INDUSTRY COULD LIMIT OUR ABILITY TO ATTRACT AND RETAIN CUSTOMERS.

     The communications equipment industry as a whole, and the market for defense applications in particular, is highly competitive. The defense industry has experienced substantial consolidation due to declining defense budgets and increasing pressures for cost reductions. We expect that the DoD's increased use of commercial off-the-shelf products and components in military equipment will continue to encourage new competitors to enter the market. We also expect that competition for original equipment manufacturing business will increase due to the continued emergence of merchant suppliers. Our ability to compete for defense contracts largely depends on the following factors:

    o the effectiveness and innovations of our research and development programs;

    o our ability to offer better performance than our competitors at a lower cost to the U.S. Government; and

    o the readiness of our facilities, equipment and personnel to undertake the programs for which we compete.

     In some instances, the U.S. Government directs all work for a particular project to a single supplier, commonly known as a sole-source project. In such cases, other suppliers who may otherwise be able to compete for the programs involved can only do so if the U.S. Government chooses to reopen the particular program to competition. Additionally, many of our competitors are larger than us and have substantially greater financial and other resources than we have.

OUR DEBT AGREEMENTS RESTRICT OUR ABILITY TO FINANCE OUR FUTURE OPERATIONS AND, IF WE ARE UNABLE TO MEET OUR FINANCIAL RATIOS, COULD CAUSE OUR EXISTING DEBT TO BE ACCELERATED.

     Our debt agreements contain a number of significant provisions that, among other things, restrict our ability to:

    o sell assets;

    o incur more indebtedness;

    o repay certain indebtedness;

    o pay dividends;

    o make certain investments or acquisitions;

    o repurchase or redeem capital stock;

    o engage in mergers or consolidations; and

    o engage in certain transactions with subsidiaries and affiliates.

     These restrictions could hurt our ability to finance our future operations or capital needs or engage in other business activities that may be in our interest. In addition, some of our debt agreements also require us to maintain compliance with certain financial ratios, including total consolidated earnings before interest, taxes, depreciation and amortization to total consolidated cash interest expense and net debt to total consolidated earnings before interest, taxes, depreciation and amortization, and to limit our capital expenditures. Our ability to comply with these ratios and limits may be affected by events beyond our control. A breach of any of these agreements or our inability to comply with the required financial ratios or limits could result in a default under those debt agreements. In the event of any such default, the lenders under those debt agreements could elect to:

    o declare all outstanding debt, accrued interest and fees to be due and immediately payable;

    o require us to apply all of our available cash to repay our outstanding senior debt; and

    o prevent us from making debt service payments on our other debt.

     If we were unable to repay any of these borrowings when due, the lenders under our senior credit facilities could proceed against their collateral, which consists of a first priority security interest in the capital stock of our material subsidiaries, including L-3 Communications. If the indebtedness under the existing debt agreements were to be accelerated, we cannot assure you that our assets would be sufficient to repay such indebtedness in full.

IF WE ARE UNABLE TO ATTRACT AND RETAIN KEY MANAGEMENT AND PERSONNEL, WE MAY BECOME UNABLE TO OPERATE OUR BUSINESS EFFECTIVELY.

     Our future success depends to a significant degree upon the continued contributions of our management, including Messrs. Lanza and LaPenta, and our ability to attract and retain other highly qualified management and technical personnel. We do not maintain any key person life insurance policies for members of our management. As of March 12, 2001, Messrs. Lanza and LaPenta owned, in the aggregate, 14.3% of our common stock. We have entered into employment agreements with Messrs. Lanza and LaPenta. We face competition for management and technical personnel from other companies and organizations. Failure to attract and retain such personnel would damage our prospects.

ENVIRONMENTAL LAWS AND REGULATION MAY SUBJECT US TO SIGNIFICANT LIABILITY.

     Our operations are subject to various U.S. federal, state and local as well as certain foreign environmental laws and regulations within the countries in which we operate relating to the discharge, storage, treatment, handling, disposal and remediation of certain materials, substances and wastes used in our operations.

     New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements may require us to incur costs in the future that could have a negative effect on our financial condition, results of operations or cash flow.

TERMINATION OF OUR BACKLOG OF ORDERS COULD NEGATIVELY IMPACT OUR SALES.

     We currently have a backlog of orders, primarily under contracts with the U.S. Government. The U.S. Government may unilaterally modify or terminate these contracts. Accordingly, most of our backlog could be modified or terminated by the U.S. Government. We cannot assure you that our existing backlog will result in sales. Further, we cannot be sure that the margin we record on sales from any contract included in backlog will be profitable.

OUR PENSION PLAN LIABILITIES MAY RESULT IN SIGNIFICANT EXPENSES.

     We have assumed certain liabilities relating to defined benefit pension plans for present and former employees and retirees of certain businesses which we acquired. Prior to our formation, Lockheed Martin received a letter from the Pension Benefit Guaranty Corporation (the "PBGC"), which requested information regarding the transfer of these pension plans and indicated that the PBGC believed certain of these pension plans were underfunded using its actuarial assumptions. These assumptions resulted in a larger liability for accrued benefits than the assumptions used for financial reporting under Statement of Financial Accounting Standards No. 87.

     With respect to these plans, Lockheed Martin entered into an agreement with us and the PBGC dated as of April 30, 1997. Under that agreement, Lockheed Martin agreed, upon the occurrence of certain circumstances, either to:

    o assume sponsorship of the subject plans; or

    o provide another form of financial support.

     If Lockheed Martin did assume sponsorship of these plans, it would be primarily liable for the costs associated with funding these plans or any costs associated with the termination of them, but we would be required to reimburse Lockheed Martin for its obligations. To date, the impact on our pension expense and funding requirements resulting from this arrangement has not been material to our results of operations, financial position or cash flow. However, should Lockheed Martin assume sponsorship of the subject plans, or if these plans were terminated, the impact of any increased pension expenses or funding requirements could be material to us.

RISKS RELATED TO THIS OFFERING

FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET COULD LOWER THE STOCK
PRICE.

     We may, in the future, sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock to finance future acquisitions, including acquisitions larger than those we have done in the past through the use of equity. Additionally, a substantial number of shares of our common stock is available for future sale pursuant to stock options, registration rights agreements and upon conversion of our convertible notes due 2009. We cannot predict the size of future issuances of our common stock or the effect, if any, that future sales and issuances of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of common stock (including shares issued upon the exercise of stock options, acquisition financing or the conversion of our outstanding convertible notes), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

PURCHASERS OF OUR COMMON STOCK WILL EXPERIENCE DILUTION.

     Purchasers of our common stock offered by this prospectus will experience immediate dilution in net tangible book value per share of approximately $92.47 (calculated using the April 9, 2001 closing sale price of our common stock of $84.55 per share) using our net tangible book value at December 31, 2000, and assuming no exercise of the over-allotment options by the underwriters.

THE PRICE OF OUR COMMON STOCK MAY FLUCTUATE SIGNIFICANTLY.

     A number of factors could cause the market price of our common stock to fluctuate significantly, including:

     o our quarterly operating results or those of other aerospace and defense companies;

     o the public's reaction to our press releases, announcements and our filings with the SEC;

     o    changes in earnings estimates or recommendations by research analysts;

     o changes in general conditions in the U.S. economy, financial markets or defense industry;

     o    natural disasters; and

     o    other developments affecting us or our competitors.

     In recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to the operating performance of these companies. See "Underwriting" and "Price Range of Common Stock."

DELAWARE LAW AND OUR CHARTER DOCUMENTS MAY IMPEDE OR DISCOURAGE A TAKEOVER, WHICH COULD CAUSE THE MARKET PRICE OF OUR SHARES TO DECLINE.

     We are a Delaware corporation and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. In addition, our board of directors has the power, without stockholders' approval, to designate the terms of one or more series of preferred stock and issue shares of preferred stock, which could be used defensively if a takeover is threatened. Our certificate of incorporation and by-laws provide for a classified board of directors serving staggered three-year terms, restrictions on who may call a special meeting of stockholders and a prohibition on stockholder action by written consent. All options issued under our stock option plans automatically vest upon a change in control of L-3 Holdings. Our incorporation under Delaware law, the ability of our board of directors to create and issue a new series of preferred stock, the acceleration of the vesting of the outstanding stock options that we have granted upon a change in control of L-3 Holdings, and certain provisions of L-3 Holdings' certificate of incorporation and by-laws could impede a merger, takeover or other business combination involving L-3 Holdings or discourage a potential acquiror from making a tender offer for the common stock of L-3 Holdings, which, under certain circumstances, could reduce the market value of our common stock.

OUR MANAGEMENT HAS DISCRETION OVER THE USE OF PROCEEDS FROM THIS OFFERING.

     As described in "Use of Proceeds" we intend to use the net proceeds of this offering to repay existing indebtedness under our senior credit facilities and for general corporate purposes, including potential acquisitions. We regularly evaluate potential acquisitions and joint venture transactions, but we have not entered into any agreements with respect to any material transactions at this time. Upon repayment of the debt outstanding under our senior credit facilities, our borrowing capacity will be restored and we will have wide discretion over the use of any funds subsequently borrowed under our senior credit facilities.

     You cannot determine the value or desirability of our management's application of the proceeds from this offering and of any reborrowing under our senior credit facilities.

THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS, WHICH MAY NOT BE CORRECT.

     Certain of the matters discussed concerning our operations, economic performance and financial condition, including in particular, the likelihood of our success in developing and expanding our business and the realization of sales from backlog, include forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" and similar expressions are forward-looking statements. Although we believe that these forward-looking statements are based upon reasonable assumptions, we can give no assurance that they will be achieved.

                                 USE OF PROCEEDS

     Using the April 9, 2001 closing sale price of our common stock of $84.55 per share, we estimate that we will receive net proceeds from this offering of approximately $366.1 million, after deducting underwriting discounts and commissions and other estimated expenses payable by us. This amount would be approximately $384.4 million if the underwriters fully exercise the over-allotment option we have granted to them. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

     We intend to use the net proceeds of this offering to repay existing indebtedness under our senior credit facilities and for general corporate purposes, including potential acquisitions. On December 31, 2000, borrowings outstanding under our senior credit facilities were $190.0 million, of which $65.0 million matures on March 31, 2003, and $125.0 million expires on August 9, 2001. The weighted average interest rate on borrowings outstanding under our senior credit facilities on December 31, 2000 was 8.5%. On April 9, 2001, borrowings outstanding under our senior credit facilities were $206.0 million, of which $65.0 million matures on March 31, 2003, $36.0 million expires on August 9, 2001 and $105.0 million expires on April 27, 2001. The weighted average interest rate on borrowings outstanding under our senior credit facilities on April 9, 2001 was 7.2%. Amounts that we repay under our senior credit facilities will be available for us to reborrow from time to time for, among other reasons, general corporate purposes or to finance future acquisitions. Although we regularly review potential acquisitions, we currently have not entered into any material binding commitments or agreements with respect to any such transactions. See "Risk Factors -- Our management has discretion over the use of proceeds from this offering." An affiliate of one of the underwriters and the selling stockholders is a lender to us under the senior credit facilities and will receive a portion of the net proceeds of this offering in repayment of amounts outstanding owed to it under the senior credit facilities.

                          PRICE RANGE OF COMMON STOCK

     The common stock of L-3 Holdings trades on the New York Stock Exchange under the symbol "LLL." The last reported sale price for our common stock on April 9, 2001 was $84.55 per share, as reported on the NYSE. The table below sets forth closing information on the high and low closing prices for our common stock during the periods indicated.

                                                         PRICE RANGE
                                                       OF COMMON STOCK
                                                   -------------------------
                                                       HIGH          LOW
                                                   -----------   -----------
FISCAL YEAR ENDED DECEMBER 31, 1999:
Quarter Ended:
 March 31, 1999 ................................    $  47.88      $  39.38
 June 30, 1999 .................................       52.88         44.31
 September 30, 1999 ............................       48.44         36.38
 December 31, 1999 .............................       45.13         34.81

FISCAL YEAR ENDED DECEMBER 31, 2000:
Quarter Ended:
 March 31, 2000 ................................    $  51.94      $  35.69
 June 30, 2000 .................................       58.63         45.25
 September 30, 2000 ............................       63.75         52.56
 December 31, 2000 .............................       77.56         57.19

FISCAL YEAR ENDING DECEMBER 31, 2001:
Quarter Ended:
 March 31, 2001 ................................    $  90.00      $  65.00
 June 30, 2001 (through April 9, 2001) .........    $  84.55      $  79.13

                                 DIVIDEND POLICY

     Since its inception, L-3 Holdings has never paid a cash dividend on its common stock. We currently intend to retain our earnings to finance future growth and, therefore, do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any determination as to the payment of dividends will depend upon our future results of operations, capital requirements and financial condition and such other facts as our board of directors may consider, including any contractual or statutory restrictions on our ability to pay dividends. Moreover, L-3 Holdings is a holding company and its ability to pay dividends is dependent upon receipt of dividends, distributions, advances, loans or other cash transfers from our wholly owned operating subsidiary, L-3 Communications. Certain outstanding indebtedness of L-3 Communications limits its ability to pay dividends or other distributions on its common stock or to make advances, loans or other cash transfers to us.

                                 CAPITALIZATION

     The table below presents our capitalization at December 31, 2000, on an adjusted basis, to give effect to the sale of common stock pursuant to this offering, less underwriting discounts and commissions and other estimated expenses that we will pay of approximately $14.4 million. This table does not give effect to any of the additional shares that we may issue pursuant to the over-allotment options.

     This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements included elsewhere in this prospectus.


                                                                             DECEMBER 31, 2000
                                                                         --------------------------
                                                                               (in millions)
                                                                                             AS
                                                                            ACTUAL        ADJUSTED
                                                                         ------------   -----------
Cash and cash equivalents(1) .........................................    $    32.7     $   208.8
                                                                          =========     =========
Senior credit facilities(1)(2) .......................................    $   190.0     $      --
10 3/8% Senior Subordinated Notes due May 1, 2007 .....................       225.0         225.0
8 1/2% Senior Subordinated Notes due May 15, 2008 .....................       180.0         180.0
8% Senior Subordinated Notes due August 1, 2008 ......................        200.0         200.0
5 1/4% Convertible Senior Subordinated Notes due June 1, 2009 .........       300.0         300.0
                                                                          ---------     ---------
   Total debt ........................................................    $ 1,095.0     $   905.0
                                                                          ---------     ---------
Stockholders' equity .................................................
 Common stock ........................................................    $     0.3     $     0.4
 Additional paid-in capital ..........................................        515.6         881.6
 Retained earnings ...................................................        186.3         186.3
 Unearned compensation ...............................................         (2.4)         (2.4)
 Accumulated other comprehensive loss ................................         (7.2)         (7.2)
                                                                          ---------     ---------
   Total stockholders' equity ........................................    $   692.6     $ 1,058.7
                                                                          ---------     ---------
   Total capitalization ..............................................    $ 1,787.6     $ 1,963.7
                                                                          =========     =========


----------
(1) As of April 9, 2001, there were $206.0 million of borrowings outstanding under our senior credit facilities. Repayment of these outstanding borrowings upon consummation of this offering would reduce our cash and cash equivalents, as adjusted, by $16.0 million.

(2) There were $400.9 million of available borrowings under our senior credit facilities as of December 31, 2000. Availability under the senior credit facilities at any given time is $700.0 million (subject to compliance with covenants), less the amount of outstanding borrowings (which was $190.0 million at December 31, 2000) and outstanding letters of credit (which was $109.1 million at December 31, 2000).

                             SELECTED FINANCIAL DATA

     We derived the selected financial data presented below as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 from our audited consolidated financial statements included elsewhere herein. We derived the selected financial data presented below as of December 31, 1998 and 1997 and for the nine months ended December 31, 1997 from our audited consolidated financial statements not included herein. We derived the selected financial data presented below as of December 31, 1996, for the three months ended March 31, 1997 and for the year ended December 31, 1996 from the audited combined financial statements of our predecessor company not included herein. You should read the selected financial data together with our "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in another part of this prospectus.


                                                                    L-3
                                                --------------------------------------------
                                                          YEAR ENDED DECEMBER 31,
                                                --------------------------------------------
                                                    2000(1)        1999(1)        1998(1)
                                                -------------- -------------- --------------
                                                  (in millions, except per share data and
                                                                  ratios)
STATEMENT OF OPERATIONS DATA:
Sales .........................................  $   1,910.1    $   1,405.5    $   1,037.0
Operating income ..............................        222.7          150.5          100.3
Interest expense, net of interest and other
 income .......................................         88.6           55.1           46.9
Provision (benefit) for income taxes ..........         51.4           36.7           20.9
Net income (loss) .............................         82.7           58.7           32.6
Earnings per common share:
 Basic ........................................  $       2.48   $       1.83   $       1.32
 Diluted ......................................          2.37           1.75           1.26
Weighted average common shares outstanding:
 Basic ........................................         33.4           32.1           24.7
 Diluted ......................................         35.0           33.5           25.9

BALANCE SHEET DATA (AT PERIOD END):
Working capital ...............................  $     360.9    $     255.5    $     157.8
Total assets ..................................      2,463.5        1,628.7        1,285.4
Long-term debt ................................      1,095.0          605.0          605.0
Invested equity ...............................           --             --             --
Stockholders' equity ..........................        692.6          583.2          300.0

OTHER DATA:
EBITDA(5) .....................................  $     297.0    $     204.2    $     140.7
Net cash from (used in) operating
 activities ...................................        113.8           99.0           85.1
Net cash (used in) investing activities .......       (608.2)        (284.8)        (472.9)
Net cash from financing activities ............        484.3          202.4          336.4
Depreciation expense ..........................         36.2           29.5           22.5
Amortization expense ..........................         38.1           24.2           17.9
Capital expenditures ..........................         33.6           23.5           23.4

Ratio of:
 EBITDA to cash interest expense(5)(6) ........          3.4x           3.6x           3.0x
 Net debt to EBITDA(5)(7) .....................          3.6x           2.8x           4.1x




                                                      L-3           PREDECESSOR COMPANY
                                                ---------------- -------------------------
                                                      NINE          THREE
                                                     MONTHS         MONTHS
                                                      ENDED         ENDED      YEAR ENDED
                                                  DECEMBER 31,    MARCH 31,   DECEMBER 31,
                                                     1997(2)         1997        1996(3)
                                                ---------------- ----------- -------------
                                                 (in millions, except per share data and
                                                                  ratios)

STATEMENT OF OPERATIONS DATA:
Sales .........................................    $   546.5      $  158.9     $   543.1
Operating income ..............................         51.5(4)        7.9          43.7
Interest expense, net of interest and other
 income .......................................         28.5           8.4          24.2
Provision (benefit) for income taxes ..........         10.7          (0.2)          7.8
Net income (loss) .............................         12.3(4)       (0.3)         11.7
Earnings per common share:
 Basic ........................................    $    0.62(4)         --            --
 Diluted ......................................         0.61(4)         --            --
Weighted average common shares outstanding:
 Basic ........................................        20.0             --            --
 Diluted ......................................        20.0             --            --

BALANCE SHEET DATA (AT PERIOD END):
Working capital ...............................    $  143.2             --     $    98.8
Total assets ..................................       697.0             --         590.6
Long-term debt ................................       392.0             --            --
Invested equity ...............................           --            --         473.6
Stockholders' equity ..........................       113.7             --            --

OTHER DATA:
EBITDA(5) .....................................    $   78.0       $   15.7     $    71.8
Net cash from (used in) operating
 activities ...................................        73.9          (16.3)         30.7
Net cash (used in) investing activities .......      (457.8)          (4.3)       (298.0)
Net cash from financing activities ............       461.4           20.6         267.3
Depreciation expense ..........................        13.3            4.5          14.9
Amortization expense ..........................         8.9            3.3          13.2
Capital expenditures ..........................        11.9            4.3          13.5

Ratio of:
 EBITDA to cash interest expense(5)(6) ........         2.7x             --            --
 Net debt to EBITDA(5)(7) .....................          --(8)

                                               (Footnotes on the following page)

----------
(1) Our results of operations are impacted significantly by our acquisitions, which are described elsewhere in this prospectus.

(2) Reflects the acquisition of our predecessor company and the commencement of our operations effective April 1, 1997.

(3) Reflects our predecessor company's ownership of nine business units acquired by Lockheed Martin Corporation from Loral Corporation effective April 1, 1996. Prior to April 1, 1996, the predecessor company had only one business unit.

(4) Includes a nonrecurring, noncash compensation charge of $4.4 million ($0.22 per share) related to our initial capitalization, which we recorded effective April 1, 1997.

(5) EBITDA is defined as operating income plus depreciation expense and amortization expense (excluding the amortization of deferred debt issuance costs) and the nonrecurring, noncash compensation charge of $4.4 million recorded effective April 1, 1997. EBITDA is not a substitute for operating income, net income and cash flow from operating activities as determined in accordance with accounting principles generally accepted in the United States of America as a measure of profitability or liquidity. EBITDA is presented as additional information because we believe it to be a useful indicator of our ability to meet our debt service and capital expenditure requirements. EBITDA as we define it may differ from similarly named measures used by other entities.

(6) Cash interest expense is defined as total interest expense less amortization of deferred debt issuance costs included in interest expense.

(7) Net debt is defined as long-term debt plus current portion of long-term debt less cash and cash equivalents.

(8) The net debt to EBITDA ratio is not meaningful because this period is less than 12 months.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

OVERVIEW

     We are a leading merchant supplier of sophisticated secure communication systems and specialized communication products. These systems and products are critical elements of virtually all major communication, command and control, intelligence gathering and space systems. Our customers include the DoD, certain U.S. Government agencies, major aerospace and defense contractors, foreign governments and commercial customers. We have two reportable segments: Secure Communication Systems and Specialized Communication Products.

     Our Secure Communication Systems segment provides secure, high data rate communications systems for military and other U.S. Government reconnaissance and surveillance applications. The Secure Communication Systems segment also produces advanced simulation and training products, and provides communication software support services and a full range of teaching, training, logistic and training device support services to domestic and international customers. Our Specialized Communication Products segment includes three product categories: avionics and ocean products, telemetry, instrumentation and space products and microwave components.

     All of our domestic government contracts and subcontracts are subject to audit and various cost controls, and include standard provisions for termination for the convenience of the U.S. Government. Multiyear U.S. Government contracts and related orders are subject to cancellation if funds for contract performance for any subsequent year become unavailable. Foreign government contracts generally include comparable provisions relating to termination for the convenience of the relevant foreign government.

ACQUISITIONS

     In April 1997, we completed our acquisition of the predecessor company and began operating as L-3. Our predecessor company was comprised of nine business units that Lockheed Martin acquired from Loral Corporation in April 1996 and one business unit purchased by Lockheed Martin as part of its acquisition of the aerospace business of General Electric Company in April 1993.

     On February 5, 1998, we purchased the assets of the Satellite Transmission Systems division of California Microwave, Inc. for cash of $26.1 million. On March 4, 1998, we acquired the assets of the ILEX Systems business for cash of $54.3 million. On March 30, 1998, we purchased the assets of the Ocean Systems business for cash of of the former Allied Signal, Inc. for cash of $68.8 million. On August 13, 1998, we purchased all of the outstanding stock of SPD Technologies, Inc. for cash of $238.3 million. In August 1999, we issued 150,955 shares of our common stock valued at $6.4 million as additional consideration for the ILEX acquisition based on the 1998 financial performance of ILEX. As of December 31, 2000, we had recorded a liability of $17.7 million for shares of our common stock expected to be issued in 2001 as additional consideration for the ILEX acquisition based on the financial performance of ILEX in 1999 and 2000. There is no other remaining contingent consideration for the ILEX acquisition.

     On January 8, 1999, we acquired all of the outstanding common stock of Microdyne Corporation for $94.2 million in cash including expenses. On April 16, 1999, we acquired all of the outstanding common stock of Aydin Corporation for $75.7 million in cash including expenses. On June 30, 1999, we acquired all of the outstanding common stock of Interstate Electronics Corporation ("IEC") from Scott Technologies Inc. for $40.7 million in cash incuding expenses. On December 31, 1999, we completed our acquisition of the assets of Space and Navigation Systems from Honeywell Inc. for $55.0 million in cash plus expenses, subject to adjustment.

     On February 10, 2000, we acquired the assets of the Training Devices and Training Services ("TDTS") business of the Raytheon Company for $160.0 million in cash plus expenses, subject to adjustment. Following the acquisition we changed TDTS's name to L-3 Communications Link

Simulation and Training. On February 14, 2000, we acquired the assets of Trex Communications Corporation for $50.0 million in cash including expenses.

     On April 28, 2000, we acquired the Traffic Alert and Collision Avoidance System ("TCAS") product line from Honeywell for a purchase price of $239.6 million in cash including expenses. In anticipation of the TCAS acquisition, on February 25, 2000, we entered into a Memorandum of Agreement with Thomson-CSF Sextant S.A., a subsidiary of Thomson-CSF, under which the parties agreed to create a limited liability corporation for TCAS, contribute 100% of the TCAS assets to be acquired from Honeywell to TCAS LLC, and sell a 30% interest in the TCAS LLC to Sextant for a cash purchase price equal to 30% of the final purchase price we paid to Honeywell for TCAS (approximately $71.7 million). We will consolidate the financial statements of the TCAS LLC. We expect to complete this transaction during the first half of 2001.

     On June 30, 2000, we acquired all of the outstanding stock of MPRI, Inc. for $35.7 million in cash including expenses, subject to additional consideration not to exceed $4.0 million based on the financial performance of MPRI for the twelve months ending June 30, 2001.

     On July 11, 2000, we acquired 53.5% of the outstanding common stock of LogiMetrics, Inc. ("LogiMetrics") for a purchase price of $15.0 million, of which $8.5 million was paid in cash at closing and the balance was paid in installments that were completed in the first quarter of 2001. We also agreed to invest an additional $5.0 million in cash during 2001 for additional common stock.

     On December 29, 2000, we acquired all of the outstanding common stock of Coleman Research Corporation ("Coleman"), a subsidiary of Thermo Electron Corporation, for $60.0 million in cash plus expenses, subject to adjustment and additional consideration not to exceed $5.0 million based on the financial performance of Coleman for the year ending December 31, 2001.

     Additionally, during 1998, 1999 and 2000 we purchased several other operations and product lines, which individually and in the aggregate were not material to our results of operations or financial position.

     All of our acquisitions have been accounted for as purchase business combinations and are included in our results of operations from their respective effective dates.

     As described above, on February 10, 2000, we acquired the assets of the TDTS business of Raytheon Company and on April 28, 2000, we acquired the TCAS product line from Honeywell. The rules of the SEC require us to file separate audited financial statements and unaudited pro forma financial information for each of these two acquired businesses for periods prior to their acquisitions within 75 days of the completion of each acquisition. We were unable to complete these SEC filings within their required filing dates because, prior to the acquisitions, each of the operations of TDTS and TCAS were not stand-alone entities and their financial statements were not audited. However, the audits of these financial statements were recently completed and filed on Form 8-K/A with the SEC.

     We regularly evaluate potential acquisitions and joint venture transactions, but we have not entered into any agreements with respect to any material transactions at this time.

RESULTS OF OPERATIONS

     The following information should be read in conjunction with our consolidated financial statements. Our results of operations for the periods presented are impacted significantly by our acquisitions. The table below provides selected income statement data for L-3 for the years ended December 31, 2000, 1999 and 1998.

                             SEGMENT OPERATING DATA


                                                              YEAR ENDED DECEMBER 31,
                                                     -----------------------------------------
                                                         2000           1999           1998
                                                     ------------   ------------   -----------
                                                                   (in millions)
Sales(1):
 Secure Communication Systems ....................    $   847.1      $   542.9      $   483.5
 Specialized Communication Products ..............      1,063.0          862.6          553.5
                                                      ---------      ---------      ---------
    Total ........................................    $ 1,910.1      $ 1,405.5      $ 1,037.0
                                                      =========      =========      =========
Operating income:
 Secure Communication Systems ....................    $    91.3      $    47.0      $    39.9
 Specialized Communication Products ..............        131.4          103.5           60.4
                                                      ---------      ---------      ---------
    Operating income .............................    $   222.7      $   150.5      $   100.3
                                                      =========      =========      =========
Depreciation and amortization expenses included in
 operating income:
 Secure Communication Systems ....................    $    26.4      $    18.4      $    17.3
 Specialized Communication Products ..............         47.9           35.3           23.1
                                                      ---------      ---------      ---------
    Total ........................................    $    74.3      $    53.7      $    40.4
                                                      =========      =========      =========
EBITDA(2):
 Secure Communication Systems ....................    $   117.7      $    65.4      $    57.2
 Specialized Communication Products ..............        179.3          138.8           83.5
                                                      ---------      ---------      ---------
    Total ........................................    $   297.0      $   204.2      $   140.7
                                                      =========      =========      =========

----------
(1) Sales are after intersegment eliminations. See Note 16 to the consolidated financial statements.

(2) EBITDA is defined as operating income plus depreciation expense and amortization expense (excluding the amortization of debt issuance costs). EBITDA is not a substitute for operating income, net income or cash flow from operating activities as determined in accordance with accounting principles generally accepted in the United States of America as a measure of profitability or liquidity. We present EBITDA as additional information because we believe it to be a useful indicator of our ability to meet debt service and capital expenditure requirements. EBITDA as we define it may differ from similarly named measures used by other entities.


 YEAR ENDED DECEMBER 31, 2000 COMPARED WITH YEAR ENDED DECEMBER 31, 1999

     Sales increased $504.6 million to $1,910.1 million in 2000. Sales grew $304.2 million in the Secure Communication Systems segment and $200.4 million in the Specialized Communication Systems segment. Operating income increased $72.2 million to $222.7 million in 2000. Operating income as a percentage of sales ("operating margin") improved to 11.7% from 10.7%. Depreciation and amortization expenses increased $20.6 million to $74.3 million in 2000, reflecting increased goodwill amortization associated with our acquisitions and additional depreciation related to our capital expenditures and acquired businesses. Our EBITDA for 2000 increased $92.8 million to $297.0 million. EBITDA as a percentage of sales ("EBITDA margin") increased to 15.5% in 2000 from 14.5% in 1999. Basic earnings per share ("EPS") grew 35.5% to $2.48 in 2000 and diluted EPS grew 35.4% to $2.37 in 2000. Basic weighted-average common shares outstanding increased 3.9% in 2000, and diluted weighted-average common shares outstanding increased 4.3% in 2000, primarily because of common stock issued for exercises of employee stock options.

     Sales of our Secure Communication Systems segment increased $304.2 million to $847.1 million in 2000. Operating income increased $44.3 million in 2000. Operating margin improved to 10.8% from 8.7%. We attribute the increase in sales principally to the acquisitions of Link Training and Simulation and MPRI and increased sales of secure telephone equipment ("STE"), wideband secure data link programs, communication software support services and airport security equipment. The increase in operating margin was principally attributable to improved margin on military communication systems and high data rate communications systems. These margin improvements arose from cost reductions and improved operating efficiencies. Additionally, during 2000 a larger percentage of our sales was generated from fixed price contracts which generally have higher margins than sales generated from cost-plus contracts. EBITDA increased $52.3 million to $117.7 million in 2000 and EBITDA margin improved to 13.9% from 12.0% in 1999. We expect operating margins for our Secure Communications Systems segment in 2001 to remain relatively unchanged from those in 2000 and we do not expect a significant change in our mix of fixed price and cost-plus contracts from that in 2000.

     Sales within our Specialized Communication Products segment increased $200.4 million to $1,063.0 million in 2000. Operating income increased $27.9 million in 2000. Operating margin improved to 12.4% from 12.0%. We attribute this increase in sales principally to the acquisitions of TCAS and Space and Navigation Systems and volume increases on airborne dipping sonar systems, aviation recorders, and display products. These increases in sales were partially offset by decreased shipments of naval power systems in 2000 compared with 1999 principally due to the slippage of certain sales into 2001 which were previously anticipated to occur in 2000. Sales of our telemetry products were essentially unchanged in 2000 compared with 1999 due to continued softness in the space and broadband commercial communications markets. We attribute our increase in operating margin principally to improved margins on avionics and ocean products. These margin improvements arose from sales volume increases, cost reductions and the higher margins from the TCAS business. Lower margins on our naval power systems due to less shipments and on our telemetry products and microwave components due to changes in product sales mix partially offset these operating margin improvements. EBITDA increased $40.5 million to $179.3 million in 2000 and EBITDA margin improved to 16.9% from 16.1% in 1999.

     Interest expense increased $32.4 million to $93.0 million in 2000 principally because of the higher average outstanding debt during 2000. Interest and other income decreased $1.1 million to $4.4 million. Interest and other income for 2000 includes gains of $14.9 million from the sales of our interests in certain businesses. These gains were largely offset by losses of $12.4 million on the write-down in the carrying value of certain investments and intangible assets. The net gain contributed $0.04 to our 2000 diluted EPS. Excluding the net gain, diluted EPS was $2.33, an increase of 33.1% in 2000 compared with 1999. The income tax provision for 2000 reflects our effective income tax rate for 2000 of 38.3% compared with the effective tax rate of 38.5% for 1999.

 YEAR ENDED DECEMBER 31, 1999 COMPARED WITH YEAR ENDED DECEMBER 31, 1998

     Sales increased $368.5 million to $1,405.5 million in 1999. Sales in the Secure Communication Systems segment grew $59.4 million and sales in the Specialized Communication Products segment grew $309.1 million in 1999. Operating income increased $50.2 million to $150.5 million in 1999. Operating margin improved to 10.7% from 9.7%. Depreciation and amortization expenses increased $13.3 million to $53.7 million in 1999, reflecting increased goodwill amortization associated with our acquisitions and additional depreciation related to our capital expenditures and acquired businesses. Our EBITDA for 1999 increased $63.5 million to $204.2 million. EBITDA margin improved to 14.5% in 1999 from 13.6% in 1998. Basic earnings per common share grew 38.6% to $1.83 in 1999 and diluted earnings per share grew 38.9% to $1.75 in 1999. Basic weighted-average common shares outstanding increased 30.1% in 1999 and diluted weighted-average common shares outstanding increased 29.4% in 1999, principally because of the timing of the issuance of 5.0 million shares of common stock in connection with L-3 Holdings' February 1999 stock offering.

     Sales within our Secure Communication Systems segment increased $59.4 million to $542.9 million in 1999. Operating income increased $7.1 million to $47.0 million in 1999. Operating margin improved to 8.7% from 8.3%. We attribute this increase in sales to greater sales on the U-2 Support Program, STE and airport security systems and our acquisition of Microdyne. Declines in sales on secure wideband data link programs, communication subsystems for the ISS (International Space Station) and LMD/KP (Local Management Device/Key Processor) units which occurred from the scheduled phasedown of these programs partially offset our sales gains. We attribute the improvement in operating margin to military communication systems and high data rate communication systems. These margin improvements arose from cost reductions and operating efficiencies and sales volume increases on STE, and were partially offset by lower margins from our Microdyne acquired businesses and costs incurred for network security systems. EBITDA increased $8.2 million to $65.4 million in 1999 and EBITDA margin improved to 12.0% from 11.8% in 1998.

     Sales within our Specialized Communication Products segment increased $309.1 million to $862.6 million in 1999. Operating income increased $43.1 million to $103.5 million in 1999, and operating margin increased to 12.0% from 10.9%. The increase in sales was principally attributable to the timing of our Aydin and IEC acquisitions in 1999 and the SPD and Ocean Systems acquisitions in 1998, as well as volume increases on ocean products, primarily for power distribution, control and conversion systems, aviation recorders and space and satellite control products. Lower volume on microwave components and decreased shipments of displays and antenna products partially offset our sales gains. We attribute the increase in operating margin to higher margins on ocean products and aviation recorders caused by volume increases and cost reductions, higher margins from the SPD business and improved margins in 1999 for the STS business acquired in February 1998. Lower operating margins from the Aydin and IEC businesses and lower margins due to declines in sales on microwave components and antenna products partially offset our operating margin improvements. EBITDA increased $55.3 million to $138.8 million in 1999, and EBITDA margin increased to 16.1% from 15.1% in 1998.

     Interest expense increased $11.0 million to $60.6 million in 1999 because of the higher average outstanding debt during 1999 compared with 1998 principally because of the $200.0 million of senior subordinated notes that we sold in December 1998. Interest and other income for 1999 included $0.4 million for a gain on the sale of a business. The income tax provision for 1999 reflects our effective income tax rate for 1999 of 38.5%, compared with the effective tax rate of 39.1% for 1998.

LIQUIDITY AND CAPITAL RESOURCES

BALANCE SHEET

     During 2000, contracts in process increased $221.0 million to $700.1 million at December 31, 2000. The increase included $154.6 million related to acquired businesses, and the remaining increase of $66.4 million was principally from:

     o increases in unbilled contract receivables principally arising from an increase in programs in production phases, during which unbilled costs and profits generally exceed progress payments and advances received from the customers until contract shipments are completed; and

     o increases in inventories for production on certain programs and products.

     The increases in deferred tax assets, property, plant and equipment, intangibles, accrued employment costs and accrued expenses during 2000 were principally related to acquired businesses. The increase in accounts payable was principally related to balances of acquired businesses and the timing of payments to vendors. The increase in other current liabilities and other liabilities was principally due to increases in estimated costs in excess of billings to complete contracts in process including the AVCATT contract that were assumed as part of the TDTS acquisition. The increase in accrued interest was attributable to higher outstanding debt balances and the timing of interest payments.

STATEMENT OF CASH FLOWS

     The table below presents selected cash flow data for the periods indicated.


                                                             YEAR ENDED DECEMBER 31,
                                                    -----------------------------------------
                                                        2000          1999           1998
                                                    -----------   ------------   ------------
                                                                  (in millions)
Net cash from operating activities ..............    $  113.8       $   99.0       $   85.1
Net cash (used in) investing activities .........    $ (608.2)      $ (284.8)      $ (472.9)
Net cash from financing activities ..............    $  484.3       $  202.4       $  336.4

 OPERATING ACTIVITIES

     During 2000, we generated $113.8 million of cash from our operating activities, an increase of $14.8 million from the $99.0 million generated during 1999. Earnings adjusted for non-cash items and deferred taxes increased $48.5 million to $200.3 million in 2000 from $151.8 million in 1999. During 2000, our working capital and operating assets and liabilities increased $86.5 million compared with an increase of $52.8 million in 1999. Our cash flows from operating activities during 2000 include uses of cash relating to performance on certain contracts in process including the AVCATT contract that were assumed in the TDTS acquisition for which the estimated costs exceed the estimated billings to complete these contracts. We expect to continue to experience negative impacts on our cash flows as a result of the completion of these TDTS acquired contracts in process during 2001, but to a lesser extent than in 2000. Additionally, we expect our working capital to increase during the first half of 2001 in connection with certain commercial programs and products.

     During 1999, we generated $99.0 million in cash from operating activities, an increase of $13.9 million over 1998. Earnings adjusted for non-cash items and deferred taxes increased $55.6 million to $151.8 million in 1999 from $96.2 million in 1998. During 1999 our working capital and other operating assets and liabilities increased $52.8 million compared with an increase of $11.1 million in 1998. The increase was principally related to the greater working capital requirements primarily for contracts in process.

 INVESTING ACTIVITIES

     We continued to pursue our acquisition strategy during 2000 and invested $599.6 million to acquire businesses, compared with $272.2 million in 1999. We used $448.0 million in 1998 to acquire businesses.

     We make capital expenditures for improvement of manufacturing facilities and equipment. We expect that our capital expenditures for the year ending December 31, 2001 will be between $40.0 million and $45.0 million, compared with $33.6 million for the year ended December 31, 2000. The anticipated increase is principally due to capital expenditures for our acquired businesses. Dispositions of property, plant and equipment for 2000 include net proceeds of $13.3 million related to a facility located in Hauppauge, NY which we sold and leased back in December 2000.

     In 2000, we sold our interests in two businesses for net cash proceeds of $19.6 million, which are included in other investing activities.

 FINANCING ACTIVITIES

     At December 31, 2000, available revolver borrowings under our senior credit facilities were $400.9 million after reductions for outstanding borrowings of $190.0 million used principally to finance acquisitions and outstanding letters of credit of $109.1 million. At December 31, 1999, there were no borrowings outstanding under our senior credit facilities.

     On April 28, 2000 we entered into a new 364-day revolving senior credit facility for $300.0 million that expires on April 27, 2001, which increased our senior credit facilities to $700.0 million. On April 28, 2000 we borrowed $237.0 million under the facility to finance the TCAS acquisition. These

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

borrowings were repaid in November 2000 with a portion of the proceeds from our offering of the convertible senior subordinated notes which are described below. At December 31, 2000, there were no borrowings outstanding under this credit facility. Additionally, on April 28, 2000 we amended all of the senior credit facilities to change the spreads used to calculate the interest rates on borrowings and commitment fees on the unused commitments under the senior credit facilities. The spreads are the same for all senior credit facilities, and the lenders all rank pari passu under our senior credit facilities.

     In August 2000, the other outstanding revolving 364-day credit facility for $200.0 million that was scheduled to expire was renewed for an additional 364 days and will expire on August 9, 2001. At that time, we may extend the term, with the consent of our lenders, for a period of 364 days and we also may exercise an option to convert 80% of the borrowings outstanding into term loans which fully amortize over an eighteen month period beginning September 30, 2001.

     During the first half of 2001 we intend to restructure our $300.0 million 364-day revolving credit facility that expires April 27, 2001 together with all of our senior credit facilities to extend their maturities.

     In the fourth quarter of 2000 we sold $300.0 million of 5.25% Convertible Senior Subordinated Notes due 2009 (the "Convertible Notes") in a private placement. The net proceeds from this offering amounted to $290.5 million after debt issuance costs, and were used to repay revolver borrowings outstanding under our senior credit facilities. The Convertible Notes may be converted at any time into our common stock at a conversion price of $81.50 per share. The Convertible Notes are jointly and severally guaranteed (the "Guarantees") by certain of our existing and future direct and indirect domestic subsidiaries, including L-3 Communications (the "Guarantors"). The Guarantees are subordinated in right of payment to all existing and future senior debt of the Guarantors and rank pari passu with the other senior subordinated indebtedness of the Guarantors, which are described below.

     On February 4, 1999, we sold 5.0 million shares of L-3 Holdings common stock in a public offering for $42.00 per share which generated net proceeds of $201.6 million. In addition, as part of the same transaction, 6.5 million shares of L-3 Holdings common stock were sold by Lehman Brothers Capital Partners III, L.P., LB I Group Inc. and Lockheed Martin in a secondary public offering. In October 1999, Lockheed Martin sold its remaining L-3 Holdings common stock. In December 1999, Lehman Brothers Capital Partners III, L.P. distributed approximately 3.8 million shares of L-3 Holdings common stock. As of March 12, 2001, Lehman Brothers Capital Partners III, L.P. and its affiliates that directly own L-3 Holdings common stock, described in this prospectus as the Lehman Partnership, owned approximately 15.9% of the outstanding common stock of L-3 Holdings.

     In April 1997, May 1998 and December 1998, L-3 Communications sold $225.0 million of 103/8% Senior Subordinated Notes due 2007, $180.0 million of 81/2% Senior Subordinated Notes due 2008, and $200.0 million of 8% Senior Subordinated Notes due 2008 (collectively, the "Senior Subordinated Notes"), whose aggregate net proceeds amounted to $576.0 million after debt issuance costs.

     The senior credit facilities, Senior Subordinated Notes and Convertible Notes contain financial covenants which remain in effect so long as we owe any amount or any commitment to lend exists thereunder. As of December 31, 2000, L-3 Communications had been in compliance with the covenants of the agreements governing those loans at all times. The borrowings under the senior credit facilities are guaranteed by L-3 Holdings and by substantially all of the domestic subsidiaries of L-3 Communications. The payments of principal and premium, if any, and interest on the Senior Subordinated Notes are unconditionally guaranteed, on an unsecured senior subordinated basis, jointly and severally, by L-3 Holdings and substantially all of its direct and indirect wholly owned subsidiaries, including L-3 Communications. See Note 7 to our consolidated financial statements for a description of our debt and related financial covenants at December 31, 2000.

     Based upon our current level of operations, we believe that our cash from operating activities, together with available borrowings under the senior credit facilities, will be adequate to meet our

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

anticipated requirements for working capital, capital expenditures, research and development expenditures, program and other discretionary investments, and interest payments for the foreseeable future, including at least the next three years. There can be no assurance, however, that our business will continue to generate cash flow at current levels, or that currently anticipated improvements will be achieved. If we are unable to generate sufficient cash flow from operations to service our debt, we may be required to sell assets, reduce capital expenditures, refinance all or a portion of our existing debt or obtain additional financing. Our ability to make scheduled principal payments or to pay interest on or to refinance our indebtedness depends on our future performance and financial results, which, to a certain extent, are subject to general conditions in or affecting the defense industry and to general economic, political, financial, competitive, legislative and regulatory factors beyond our control. There can be no assurance that sufficient funds will be available to enable us to service our indebtedness, to make necessary capital expenditures and to make discretionary investments.

MARKET RISKS

     All of our financial instruments that are sensitive to market risk are entered into for purposes other than trading.

     INTEREST RATE RISK. Our financial instruments that are sensitive to changes in interest rates include borrowings under the senior credit facilities, purchased interest rate cap contracts and written interest rate floor contracts, all of which are denominated in U.S. dollars. The weighted average interest rate on our borrowings outstanding under the senior credit facilities at December 31, 2000 was 8.5%. The Senior Subordinated Notes and the Convertible Notes are fixed rate instruments and are not affected by changes in interest rates.

     To mitigate risks associated with changing interest rates on borrowings under the senior credit facilities that bear interest at variable rates we entered into interest rate cap and floor contracts. The interest rate cap contract provides protection against increases in interest rates on borrowings to the extent:

     o those borrowings are less than or equal to the notional amount of the cap contract; and

     o the interest rate paid on the borrowings rises above the sum of the cap reference rate plus our applicable borrowing spread.

     However, the written interest rate floor limits our ability to enjoy decreases in interest rates on our borrowings to the extent:

     o those borrowings are less than or equal to the notional amount of the floor contract; and

     o the interest rate paid on those borrowings falls below the sum of the floor reference rate plus our applicable borrowing spread.

     We attempt to manage exposure to counterparty credit risk by entering into interest rate agreements only with major financial institutions that are expected to perform fully under the terms of such agreements. Cash payments between us and the counterparties are made at the end of each quarter. Such payments are recorded as adjustments to interest expense and were not material to our interest expense or cash flows for 2000, 1999 or 1998. Additional data on our debt obligations, the applicable borrowing spreads included in the interest rates we pay on our borrowings under the senior credit facilities and interest rate agreements are provided in Notes 7 and 8 to our consolidated financial statements.

     For the interest rate agreements, the table below presents significant contract terms and fair values on December 31, 2000.

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                                                  CAPS               FLOORS
                                           -----------------   -----------------
                                                       (in millions)
       Notional amount .................   $ 100.0               $50.0
       Cap/floor interest rate .........       7.5%                5.5%
       Reference rate ..................   3 month LIBOR       3 month LIBOR
       Designated maturity .............      Quarterly          Quarterly
       Expiration date .................    March 28, 2002     March 28, 2002
       Fair value ......................       --                ($0.1)

     FOREIGN CURRENCY EXCHANGE RISK. We conduct some of our operations outside the U.S. in functional currencies other than the U.S. dollar. Additionally, some of our U.S. operations have contracts with foreign customers denominated in foreign currencies. To mitigate the risk associated with certain of these contracts denominated in foreign currency we have entered into foreign currency forward contracts. At December 31, 2000, the notional value of foreign currency forward contracts was $6.9 million and the fair value of these contracts was $0.4 million. We account for these contracts as hedges.

     EQUITY PRICE RISK. Our investments in common equities are subject to equity price risk. Both the carrying values and estimated fair values of such instruments amounted to $9.0 million at the end of 2000.

     There were no significant changes in our market risks during 2000.

BACKLOG AND ORDERS

     We define funded backlog as the value of contract awards received from the U.S. Government, which the U.S. Government has appropriated funds, plus the value of contract awards and orders received from customers other than the U.S. Government which have yet to be recognized as sales. Our funded backlog as of December 31, 2000 was $1,354.0 million and as of December 31, 1999 was $1,003.7 million. We expect to record as sales approximately 72% of our December 31, 2000 funded backlog during 2001. However, there can be no assurance that our funded backlog will become sales in any particular period, if at all. Our funded orders were $2,013.7 million for 2000, $1,423.1 million for 1999 and $1,057.0 million for 1998.

     Our funded backlog does not include the full value of our contract awards including those pertaining to multi-year, cost-plus reimbursable contracts, which are generally funded on an annual basis. Funded backlog also excludes the sales value of unexercised contract options that may be exercised by customers under existing contracts and the sales value of purchase orders that may be issued under indefinite quantity contracts or basic ordering agreements.

RESEARCH AND DEVELOPMENT

     Company-funded research and development costs including bid and proposal costs were $101.9 million for 2000, $76.1 million for 1999, and $59.9 million for 1998. Customer-funded research and development costs were $299.3 million for 2000, $226.3 million for 1999, and $181.4 million for 1998.

CONTINGENCIES

     We are engaged in providing products and services under contracts with the U.S. Government and to a lesser degree, under foreign government contracts, some of which are funded by the U.S. Government. All such contracts are subject to extensive legal and regulatory requirements, and, periodically, agencies of the U.S. Government investigate whether such contracts were and are being conducted in accordance with these requirements. Under government procurement regulations, an indictment by a federal grand jury could result in the suspension for a period of time from eligibility for awards of new government contracts. A conviction could result in debarment from contracting with the federal government for a specified term. Additionally, in the event that U.S. Government expenditures for products and services of the type we manufacture and provide are reduced, and not offset by greater commercial sales or other new programs or products, or acquisitions, there may be a reduction in the volume of contracts or subcontracts awarded to us.

     We continually assess our obligations with respect to applicable environmental protection laws. While it is difficult to determine the timing and ultimate cost to be incurred in order to comply with these laws, based upon available internal and external assessments, with respect to those environmental loss contingencies of which we are aware, we believe that even without considering potential insurance recoveries, if any, there are no environmental loss contingencies that, individually or in the aggregate, would be material to our consolidated results of operations. Also, we have been periodically subject to litigation, claims or assessments and various contingent liabilities incidental to our business. We accrue for these contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

     With respect to those investigative actions, items of litigation, claims or assessments of which we are aware, we are of the opinion that the probability is remote that, after taking into account certain provisions that have been made with respect to these matters, the ultimate resolution of any such investigative actions, items of litigation, claims or assessments will have a material adverse effect on our financial position or results of operations.

     On December 27, 2000, we filed a complaint against Raytheon and Raytheon Technical Services Company in the Court of Chancery for the State of Delaware in and for New Castle County, alleging that Raytheon failed to disclose material liabilities in connection with the sale of TDTS to us in February 2000. Specifically, the complaint alleges that Raytheon misrepresented the financial liabilities associated with the AVCATT contract which will cause us to incur damages of approximately $100 million. We assumed the AVCATT contract as part of our acquisition of TDTS from Raytheon which was completed in February 2000. The complaint seeks rescission of the TDTS Asset Purchase and Sale Agreement and alternatively, rescission of the AVCATT contract, rescissory damages and breach of contract.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), which establishes accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value and is effective for all quarters of fiscal years beginning after June 15, 2000. We do not expect SFAS 133 to have a material impact on our consolidated results of operations or financial position.

     In September 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 140"), which replaces SFAS 125. SFAS 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS 125's provisions without reconsideration. SFAS 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. We do not expect SFAS 140 to have a material impact on our consolidated results of operations or financial position.

     In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation -- An Interpretation of APB Opinion No. 25 ("FIN 44"). FIN 44 clarifies the definition of an employee for purposes of calculating stock-based compensation, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of previously fixed stock

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

options or awards, and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is primarily effective July 1, 2000, with some provisions effective earlier. We have adopted the accounting and disclosures required by FIN 44 for all periods presented.

INFLATION

     The effect of inflation on our sales and earnings has not been significant. Although a majority of our sales are made under long-term contracts, the selling prices of such contracts, established for deliveries in the future, generally reflect estimated costs to be incurred in these future periods. In addition, some contracts provide for price adjustments through escalation clauses.

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

                                    BUSINESS

GENERAL

     We are a leading merchant supplier of sophisticated secure communication systems and specialized communication products. We produce secure, high data rate communication systems, training and simulation systems, avionics and ocean products, telemetry, instrumentation and space products and microwave components. These systems and products are critical elements of virtually all major communication, command and control, intelligence gathering and space systems. Our systems and specialized products are used to connect a variety of airborne, space, ground-and sea-based communication systems and are used in the transmission, processing, recording, monitoring and dissemination functions of these communication systems. Our customers include the U.S. Department of Defense, certain U.S. Government intelligence agencies, major aerospace and defense contractors, foreign governments, commercial customers and certain other U.S. agencies. For the year ended December 31, 2000, direct and indirect sales to the DoD provided 62.7% of our sales, and sales to commercial customers, foreign governments and U.S. Government agencies other than the DoD provided 37.3% of our sales. Our business areas employ proprietary technologies and capabilities and have leading positions in their respective primary markets. For the year ended December 31, 2000 we had sales of $1.9 billion and operating income of $222.7 million. We have two reportable segments: Secure Communication Systems and Specialized Communication Products. Information on our reportable segments is included in Note 16 of our consolidated financial statements included in this prospectus.

 SECURE COMMUNICATION SYSTEMS

     We are an established leader in secure, high data rate communications for military and other U.S. Government reconnaissance and surveillance applications and we believe that we have developed virtually every high bandwidth data link that is currently used by the DoD for surveillance and reconnaissance. Our major secure communication programs and systems include:

     o secure data links for airborne, satellite, ground and sea-based remote platforms for real time information collection and dissemination to users;

     o strategic and tactical signal intelligence systems that detect, collect, identify, analyze and disseminate information;

     o    secure telephone and network equipment and encryption management;

     o    communication software support services; and

     o communication systems for surface and undersea vessels and manned space flights.

     Our Secure Communication Systems segment includes our training and simulation business. We design, develop and manufacture advanced simulation products with high-fidelity representations of cockpits and operator stations for aircraft and vehicle system simulation. We also provide a full range of teaching, training, logistic and training device support services to domestic and international military customers, and ballistic targets for the DoD.

     Our Secure Communication Systems segment provided $847.1 million or 44.3% of our total sales for the year ended December 31, 2000.

 SPECIALIZED COMMUNICATION PRODUCTS

     We are a leading merchant supplier of products to military and commercial customers. We focus on niche markets in which we believe we can achieve a market leadership position. This reportable segment includes three product categories:

     o    Avionics and Ocean Products;

     o    Telemetry, Instrumentation and Space Products; and

     o    Microwave Components.

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

     Avionics and Ocean Products. This business area includes our aviation recorders, airborne collision avoidance products, displays, antennas, acoustic undersea warfare products and naval power distribution, conditioning, switching and protection equipment. We believe we are the leading manufacturer of commercial cockpit voice and flight data recorders (known as "black boxes") and a leading supplier of acoustic undersea warfare products and airborne dipping sonars to the U.S. Navy and over 20 foreign navies. These products represented 56.0% of our Specialized Communications Products segment sales for the year ended December 31, 2000.

     Telemetry, Instrumentation and Space Products. We develop and manufacture commercial off-the-shelf, real-time data collection and transmission products and components for missile, aircraft and space-based electronic systems. These products are used to gather flight data and other critical information and transmit it from air or space to the ground. We are also a leading global satellite communications systems provider offering systems and services used in the satellite transmission of voice, video and data through earth stations for uplink and downlink terminals. We provide commercial, off-the-shelf satellite control software, telemetry, tracking and control, mission processors and software engineering services to foreign governments and commercial satellite markets. We are a leading producer of navigation products, gyroscopes, controlled momentum devices and star sensors for commercial, military and other applications. These products represented 35.4% of our Specialized Communications Products segment sales for the year ended December 31, 2000.

     Microwave Components. We believe we are a premier worldwide supplier of commercial off-the-shelf, high-performance microwave components and frequency monitoring equipment. Our microwave components are sold under the industry-recognized Narda brand name using a standard catalog for the wireless, industrial and military communication markets. We also provide state-of-the-art, space-qualified communication components including channel amplifiers and frequency filters for the commercial communications satellite market. These products represented 8.6% of our Specialized Communications Products segment sales for the year ended December 31, 2000.

     Our Specialized Communication Products segment provided $1,063.0 million or 55.7% of our total sales for the year ended December 31, 2000.

 DEVELOPING COMMERCIAL OPPORTUNITIES

     An integral part of our growth strategy is to identify and exploit commercial applications for select products and technologies currently sold to defense customers. We have currently identified two vertical markets where we believe there are significant opportunities to expand our existing commercial sales: Transportation Products and Broadband Wireless Communications Products. We believe that these vertical markets, together with our existing commercial products, provide us with the opportunity for substantial commercial growth in future years.

     Within the transportation market, we have developed and are offering an explosive detection system for checked baggage at airports, cruise ship voyage recorders, power propulsion systems and power switches and displays for rail transportation and internet service providers. We are developing additional products, including an enhanced collision avoidance product that incorporates ground proximity warning.

     Within the communications product market, we are offering local wireless access equipment for voice, DSL and internet access, transceivers for LMDS (Local Multipoint Distribution Service) and a broad range of commercial components and digital test equipment for broadband communications providers.

     We have developed the majority of our commercial products employing technology funded by and used in our defense electronics businesses, thereby minimizing any required incremental development expenses. Sales generated from our developing commercial opportunities have not yet been material to us.

INDUSTRY OVERVIEW

     The U.S. defense industry has undergone significant changes precipitated by ongoing U.S. federal budget pressures and adjustments in political roles and missions to reflect changing strategic and

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

tactical threats. From the mid-1980s to the late 1990s, the U.S. defense budget experienced a decline in real dollars. This trend was reversed by an increase in defense spending in 1999, followed by current dollar increases in fiscal 2000 and 2001, with an anticipated increase in fiscal 2002 to $310.0 billion. In addition, the DoD has increased its focus on enhancing military readiness, modernization, joint operations and digital command and control communications capabilities by incorporating advanced electronics to improve performance, reduce operating cost, and extend the life expectancy of its existing and future platforms. As a result, defense budget program allocations have shifted in favor of advanced information technologies related to command and control communications, computers, intelligence, surveillance and reconnaissance. In addition, the DoD's emphasis on system interoperability, force multipliers and providing battlefield commanders with real-time data is increasing the electronics content of nearly all of the major military procurement and research programs. As a result, the DoD's budget for communications and defense electronics is expected to grow.

     The U.S. defense industry has also undergone dramatic consolidation resulting in the emergence of four dominant prime system contractors: The Boeing Company, Lockheed Martin, Northrop Grumman Corporation and Raytheon Company. One outcome of this consolidation is that the DoD wants to ensure that vertical integration does not further diminish the fragmented, yet critical DoD vendor base. Additionally, it has become economically unfeasible for the prime contractors to design, develop or manufacture numerous essential products, components and systems for their own use. This situation creates opportunities for merchant suppliers such as L-3. As the prime contractors continue to evaluate their core competencies and competitive position, focusing their resources on larger programs and platforms, we expect the prime contractors to continue to exit non-strategic business areas and procure these needed elements on more favorable terms from independent, commercially-oriented merchant suppliers. Recent examples of this trend include divestitures of certain non-core defense-related businesses by Lockheed Martin and Raytheon Company.

     The focus on cost reduction by the prime contractors and DoD is also driving increased use of commercial off-the-shelf products for upgrades of existing systems and in new systems. We believe the prime contractors will continue to be under pressure to reduce their costs and will increasingly seek to focus their resources and capabilities on major systems, turning to commercially oriented best of breed merchant suppliers to produce subsystems, components and products. We believe successful merchant suppliers will continue to use their resources to complement and support, rather than compete with, the prime contractors. We anticipate that the relationships between the major prime contractors and their primary suppliers will continue to evolve in a fashion similar to those employed in the automotive and commercial aircraft industries. We expect that these relationships will be defined by critical partnerships encompassing increasingly greater outsourcing of non-core products and systems by the prime contractors to their key merchant suppliers and increasing supplier participation in the development of future programs. We believe early involvement in the upgrading of existing systems and the design and engineering of new systems incorporating these outsourced products will provide merchant suppliers, including us, with a competitive advantage in securing new business and provide the prime contractors with significant cost reduction opportunities through coordination of the design, development and manufacturing processes.

BUSINESS STRATEGY

     We intend to grow our sales, enhance our profitability and build on our position as a leading merchant supplier of communication systems and products to the major contractors in the aerospace and defense industry as well as the U.S. Government. We also intend to leverage our expertise and products into new commercial business areas where we can adapt our existing products and technologies. Our strategy to achieve our objectives includes:

     EXPAND MERCHANT SUPPLIER RELATIONSHIPS. We have developed strong relationships with the DoD, several other U.S. Government agencies and all of the major U.S. defense prime contractors, enabling us to identify new business opportunities and anticipate customer needs. As an independent merchant supplier, we anticipate that our growth will be driven by expanding our share of existing programs and

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

by participating in new programs. We identify opportunities where we are able to use our strong relationships to increase our business presence and allow customers to reduce their costs. We also expect to benefit from increased outsourcing by prime contractors who in the past may have limited their purchases to captive suppliers and who are now expected to view our capabilities on a more favorable basis due to our status as an independent company, which positions us to be a merchant supplier to multiple bidders on prime contract bids.

     SUPPORT CUSTOMER REQUIREMENTS. A significant portion of our sales is derived from strategic, long-term programs and from programs for which we have been the incumbent supplier, and in many cases acted as the sole provider over many years. Our customer satisfaction and excellent performance record are evidenced by our performance-based award fees exceeding an average of 90% of the available award fees since our inception in April 1997. We believe that prime contractors will increasingly award long-term, outsourcing contracts to the best-of-breed merchant suppliers they believe to be most capable on the basis of quality, responsiveness, design, engineering and program management support as well as cost. We intend to continue to align our research and development, manufacturing and new business efforts to complement our customers' requirements and provide state-of-the-art products.

     ENHANCE OPERATING MARGINS. We have a history of improving the operating performance of the businesses we acquire through the reduction of corporate administrative expenses and facilities costs, increasing sales, improving contract bidding controls and practices and increasing competitive contract award win rates. We have a tradition of enhancing operating margins, primarily due to efficient management and elimination of significant corporate expense allocations. We intend to continue to enhance our operating performance by reducing overhead expenses, continuing consolidation and increasing productivity.

     LEVERAGE TECHNICAL AND MARKET LEADERSHIP POSITIONS. We have developed strong, proprietary technical capabilities that have enabled us to capture a number one or two market position in most of our key business areas, including secure, high data rate communications systems, solid state aviation recorders, telemetry, instrumentation and space products, advanced antenna products and high performance microwave components. We continue to invest in L-3 sponsored independent research and development, including bid and proposal costs, in addition to making substantial investments in our technical and manufacturing resources. Further, we have a highly skilled workforce, including approximately 5,600 engineers. We are applying our technical expertise and capabilities to several closely aligned commercial business markets and applications such as transportation and broadband wireless communications and will continue to explore other similar commercial opportunities.

     MAINTAIN DIVERSIFIED BUSINESS MIX. We have a diverse and broad business mix with limited reliance on any particular program, a balance of cost-plus and fixed price contracts, a significant follow-on business and an attractive customer profile. Our largest program represented 3.8% of our sales for the year ended December 31, 2000 and is a long term, cost-plus contract for the U.S. Air Force aerial reconnaissance program. No other program represented more than 2.3% of sales for the year ended December 31, 2000. Furthermore, 28.6% of our sales for the same period were from cost-plus contracts, and 71.4% were from fixed price contracts, providing us with a mix of predictable profitability (cost-plus) and higher margin (fixed price) business. We also enjoy a mix of defense and non-defense business, with direct and indirect sales to the DoD accounting for 62.7%, and sales to commercial customers, foreign governments and U.S. Government agencies other than the DoD accounting for 37.3% of our sales for the year ended December 31, 2000. We intend to leverage this business profile to expand our merchant supplier business base.

     CAPITALIZE ON STRATEGIC ACQUISITION OPPORTUNITIES. Recent industry consolidation has significantly reduced the number of traditional middle-tier aerospace and defense companies. We intend to enhance our existing product base through internal research and development efforts and selective acquisitions that will add new products in areas that complement our present technologies. We intend to acquire potential targets with the following criteria:

    o significant market position in their business area;

    o product offerings which complement and/or extend our product offerings;
      and

    o positive future growth and earnings prospects.

     During the year ended December 31, 2000, we acquired ten businesses for an aggregate purchase price of $590.2 million, subject to adjustment and, in three cases, additional purchase price contingent upon the post-acquisition financial performance of the acquired company. The following chart summarizes our primary acquisitions as of December 31, 2000.

                          SELECTED RECENT ACQUISITIONS


                                                                   PRICE
     BUSINESS NAME         DATE ACQUIRED       ACQUIRED FROM      ($ MM)           BUSINESS DESCRIPTION
----------------------- ------------------- ------------------- ---------- -----------------------------------

Coleman Research       December 29, 2000   Thermo Electron      $  60.0   Provides communications, signal
Corporation                                Corporation                    processing, intelligence and
                                                                          space instrumentation equipment,
                                                                          as well as simulation, training,
                                                                          missile targeting, modeling
                                                                          and exercise support services.

LogiMetrics, Inc.      July 11, 2000       LogiMetrics, Inc.       15.0   Designs, manufactures and
 (53 1/2% interest)                                                       markets solid state, broadband
                                                                          wireless communications
                                                                          infrastructure equipment,
                                                                          subsystems and modules used
                                                                          to provide point-to-multipoint
                                                                          terrestrial and satellite-based
                                                                          distribution services in frequency
                                                                          bands from 24 to 38 gigahertz.

MPRI, Inc.             June 30, 2000       MPRI Stockholders       35.6   Provides teaching and training
                                                                          programs to the U.S. and
                                                                          international governments and
                                                                          to commercial customers.

Traffic Alert and      April 28, 2000      Honeywell Inc.         239.1   Produces airborne collision
Collision Avoidance                                                       avoidance products that reduce
Systems                                                                   mid-air collisions and near-miss
                                                                          incidents among aircraft.


Trex Communications    February 14, 2000   MCK                     49.3   Provides antennas and tracking
                                           Communications                 for telemetry, tracking and
                                           Statutory Trust                control systems, flight
                                                                          termination systems, fixed and
                                                                          portable command and control
                                                                          ground stations, and portable
                                                                          commercial satellite news
                                                                          gathering uplinks and satellite
                                                                          components.

Training Devices and   February 10, 2000   Raytheon Company       160.0   Produces and supports training
Training Services                                                         systems and equipment designed
                                                                          to enhance operational
                                                                          proficiency.

PRODUCTS AND SERVICES

     The systems, products and services, selected applications and platforms or end users of our Secure Communication Systems segment as of December 31, 2000 are summarized in the table below.

              SECURE COMMUNICATION SYSTEMS PRODUCTS AND SERVICES


        SYSTEMS/PRODUCTS/SERVICES                 SELECTED APPLICATIONS              SELECTED PLATFORMS/END USERS

---------------------------------------- -------------------------------------- --------------------------------------
 HIGH DATA RATE COMMUNICATIONS
 o  Wideband data links and ground    o  High performance, wideband          o  Manned and unmanned aircraft,
    terminals                            secure communication links for         naval ships, terminals and
                                         relaying of intelligence and           satellites
                                         reconnaissance information

 SATELLITE COMMUNICATION TERMINALS
 o  Ground-based satellite            o  Interoperable, transportable        o  Remote personnel provided with
    communication terminals and          ground terminals                       communication links to distant
    payloads                                                                    forces

 SPACE COMMUNICATION AND SATELLITE CONTROL
 o  Satellite communication and       o  On-board satellite external         o  International Space Station,
    tracking system                      communications, video systems,         Space Shuttle and various
                                         solid state recorders and ground       satellites
                                         support equipment

 o  Satellite command and control     o  Software integration, test and      o  U.S. Air Force Satellite Control
    sustainment and support              maintenance support satellite          Network and rocket launch
                                         control network and engineering        system
                                         support for satellite launch
                                         system

 MILITARY COMMUNICATIONS
 o  Shipboard communications          o  Internal and external               o  Naval vessels
    systems                              communications (radio room)

 o  Communication software            o  Value-added, critical software      o  DoD
    support services                     support for C(3)I (Command,
                                         Control, Communication and
                                         Intelligence)

 INFORMATION SECURITY SYSTEMS
 o  STE (Secure Terminal              o  Secure and non-secure voice,        o  U.S. Armed services, intelligence
    Equipment)                           data and video communication           and security agencies
                                         for office and battlefield utilizing
                                         ISDN and ATM commercial
                                         network technologies

 TRAINING AND SIMULATION
 o  Military Flight Simulators        o  Training for pilots, navigators,    o  Military fixed and rotary winged
                                         flight engineers, gunners and          aircraft and ground vehicles
                                         operators

 o  Battlefield and Weapon            o  Missile system modeling and         o  U.S. Army Missile Command
    Simulation                           simulation

                                      o  Design and manufacture ballistic    o  U.S. Army Missile Command
                                         missile ground launched and air
                                         launched for threat replication
                                         targets

  o   Training                        o  Training for soldiers on complex    o  DoD
                                         command and control systems

                                      o  Training and logistics services     o  DoD and foreign governments
                                         and training device support

  o   Human Patient Simulators        o  Medical training                    o  Medical schools, nursing schools,
                                                                                and DoD


SECURE COMMUNICATION SYSTEMS

     We are an established leader in the development, construction and installation of communication systems for high performance intelligence collection, imagery processing and ground, air, sea and satellite communications for the DoD and other U.S. Government agencies. We provide secure, high data rate, real-time communication systems for surveillance, reconnaissance and other intelligence collection systems. We also design, develop, produce and integrate communication systems and support equipment for space, ground and naval applications, as well as provide communication software support services to military and related government intelligence markets. Product lines of the Secure Communication Systems business include high data rate communications links, satellite communications terminals, naval vessel communication systems, space communications and satellite control systems, signal intelligence information processing systems, information security systems, tactical battlefield sensor systems and commercial communication systems.

 High Data Rate Communications

     We are a technology leader in high data rate, covert, jam-resistant microwave communications used in military and other national agency reconnaissance and surveillance applications. Our product line covers a full range of tactical and strategic secure point-to-point and relay data transmission systems, products and support services that conform to military and intelligence specifications. Our systems and products are capable of providing battlefield commanders with real-time, secure surveillance and targeting information and were used extensively by U.S. armed forces in the Persian Gulf War and during operations in Bosnia.

     Our current family of strategic and tactical data links or CDL (Common Data
Link) systems are considered DoD standards for data link hardware. Our primary focus is spread spectrum secure communication links technology, which involves transmitting a data signal with a high-rate noise signal making it difficult to detect by others, and then re-capturing the signal and removing the noise. Our data links are capable of providing information at over 300 megabytes per second and use point-to-point and point-to-multipoint architectures.

     We provide these secure high bandwidth products to the U.S. Air Force, the U.S. Navy, the U.S. Army and various U.S. Government agencies, many through long-term sole-source programs. The scope of these programs include air-to-ground, air-to-air, ground-to-air and satellite communications such as the U-2 Support Program, CHBDL (Common High Band-Width Data Link), LAMPS (Light Airborne Multi-Purpose System) GUARDRAIL, ASTOR and major UAV (unmanned aerial vehicle) programs, such as Predator and Globalhawk.

 Satellite Communication Terminals

     We provide ground-to-satellite, high availability, real-time global communications capability through a family of transportable field terminals used to communicate with commercial, military and international satellites. These terminals provide remote personnel with constant and effective communication capability and provide communications links to distant forces. Our TSS (TriBand SATCOM Subsystem) employs a 6.25 meter tactical dish with a single point feed that provides C, Ku and X band communication to support the U.S. Army. We also offer an 11.3 meter dish which is transportable on two C-130 aircraft. The SHF PTS (Portable Terminal System) is a lightweight (28 lbs.), portable terminal, which communicates through DSCS, NATO or SKYNET satellites and brings connectivity to small military tactical units and mobile command posts. We delivered 14 of these terminals for use by NATO forces in Bosnia.

 Space Communications and Satellite Control

     We are currently producing and delivering three communication subsystems for the ISS (International Space Station). These systems will control all ISS radio frequency communications and external video activities. We also provide solid-state recorders and memory units for data capture, storage, transfer and retrieval for space applications. Our standard NASA tape recorder has completed over five million hours of service without a mission failure. Our recorders are on National Oceanic & Atmospheric Administration weather satellites, the Earth Observing Satellite, AM spacecraft and Landsat-7 Earth-monitoring spacecraft. We also provide space and satellite system simulation, satellite operations and computer system training, depot support, network engineering, resource scheduling, launch system engineering, support, software integration and test through cost-plus contracts with the U.S. Air Force.

 Military Communications

     We provide integrated, computer controlled switching systems for the interior and exterior voice and data needs of naval vessels. Our products include Integrated Voice Communication Systems for Aegis class cruisers and Arleigh Burke class destroyers and the Integrated Radio Room for Trident class submarines, the first computer-controlled communications center in a submarine. These products integrate the intercom, tactical and administrative communications network into one system accessing various types of communication terminals throughout the ship. Our MarCom 2000 secure digital switching system provides an integrated approach to the specialized voice and data communications needs of a shipboard environment for internal and external communications, command and control and air traffic control. Along with the Keyswitch Integrated Terminals, MarCom 2000 provides automated switching of radio/crypto circuits, which results in significant time savings. We also offer on-board, high data rate communications systems which provide a data link for carrier battle groups which are interoperable with the U.S. Air Force's surveillance/reconnaissance terminals. We supply the U.S. Army's Command and Control Vehicle Mission Module Systems, which provide the "communications on the move" capability needed for the digital battlefield by packaging advanced communications into a modified Bradley Fighting Vehicle.

 Information Security Systems

     We are a leader in the development of secure communications equipment for both military and commercial applications. We are producing the next generation digital, ISDN-compatible STE (secure telephone equipment). STE provides clearer voice and thirteen-times faster data/fax transmission capabilities than the previous generation secure telecommunications equipment. STE also supports secure conference calls and secure video teleconferencing. STE uses a CryptoCard security system which consists of a small, portable, cryptographic module holding the algorithms, keys and personalized credentials to identify its user for secure communications access. We also provide the workstation component of the U.S. Government's EKMS (Electronic Key Management System), the next generation of information security systems. EKMS is the government system to replace current "paper" encryption keys used to secure government communications with "electronic" encryption keys. The component we provide produces and distributes the electronic keys. We also develop specialized strategic and tactical signal intelligence systems to detect, acquire, collect, and process information derived from electronic sources. These systems are used by classified customers for intelligence gathering and require high-speed digital signal processing and high-density custom hardware designs.

 Training and Simulation

     We are a leading provider of fully-integrated simulation training systems and related support services to the U.S. and foreign military agencies.

     Our training devices business designs, develops and manufacturers advanced virtual reality simulation and training products for training air crews with high-fidelity representations of cockpits and operator stations for aircraft and vehicle simulation. We believe that we have developed flight simulators for most of the U.S. military aircraft in active operation. We have numerous proprietary technologies and fully-developed systems integration capabilities that provide competitive advantages. Our proprietary software is used for visual display systems, high-fidelity system models, database production, digital radar land mass image simulation and creation of synthetic environments. We are also a leader in developing DMT (Distributed Mission Training) systems which allow multiple trainees at multiple sites to engage in group, unit and task force training and combat simulations. In addition we are currently developing all phases of the U.S. Air Force's warfighter training and combat readiness program.

     Our products and services can be designed to meet customer training requirements for pilots, navigators, flight engineers, gunners, operators and maintenance technicians for virtually any platform, including military fixed and rotary wing aircraft, air vehicles and various ground vehicles. As one of the leading suppliers of both simulator systems and training services, we believe we are able to leverage our unique full-service capabilities to develop fully-integrated, innovative solutions for training systems, propose and provide program upgrades and modifications, as well as provide hands-on, best-in-class training operations in accordance with virtually any customer requirement in a timely manner.

     Our training services business is a recognized provider of premium training services and helps us maintain our market presence in training devices by providing our primary customers, including the U.S. Air Force, U.S. Army and U.S. Navy, with synergistic technical expertise in system instructional design, maintainability, user requirements integration and system development.

     We also design and develop prototypes of ballistic missle targets for present and future threat scenarios. We provide high-fidelity custom targets to the DoD that are complementary to the U.S. Government's growing focus and priority on national missile defense and space programs.

     We also develop and manage extensive programs in the United States and internationally focusing on training and education, strategic planning, organizational design, democracy transition and leadership development. To provide these services, we utilize a pool of experienced former armed service, law enforcement and other national security professionals. In the United States, our personnel are instructors in the U.S. Army's ROTC program and are involved in recruiting for the U.S. Army. In addition, we own a one-third interest in Medical Education Technologies, Inc., which has developed and is producing human patient simulators for sale to medical teaching and training institutions and the DoD.

     The products, selected applications and platforms or end users of our Specialized Communication Products segment as of December 31, 2000, are summarized in the table below.

                      SPECIALIZED COMMUNICATION PRODUCTS


                 PRODUCTS                           SELECTED APPLICATIONS              SELECTED PLATFORMS/END USERS
------------------------------------------ -------------------------------------- -------------------------------------
 AVIONICS AND OCEAN PRODUCTS

 Aviation Products

 o  Solid state crash protected         o  Voice recorders continuously        o  Business and commercial aircraft
    cockpit voice and flight data          record most recent 30-120              and certain military transport
    recorders                              minutes of voice and sounds            aircraft; sold to both aircraft
                                           from cockpit and aircraft              manufacturers and airlines under
                                           intercommunications. Flight data       the Fairchild brand name
                                           recorders record the last 25
                                           hours of flight parameters

 o  TCAS (Traffic Alert and             o  Reduce the potential for midair     o  Commercial, business, regional
    Collision Avoidance System)            aircraft collisions by providing       and military transport aircraft
                                           visual and audible warnings and
                                           maneuvering instructions to
                                           pilots

 Antenna Products
 o  Ultra-wide frequency and            o  Surveillance and radar detection    o  Military aircraft including
    advanced radar antennas and                                                   surveillance, fighters and
    rotary joints                                                                 bombers, attack helicopters and
                                                                                  transport

 o  Precision antennas serving major    o  Antennas for high frequency,        o  Various military and commercial
    military and commercial                millimeter satellite                   customers including scientific
    frequencies, including Ka band         communications                         astronomers

 Display Products
 o  Cockpit and mission displays        o  High performance, ruggedized        o  Military aircraft including
    and controls                           flat panel and cathode ray tube        surveillance, fighters and
                                           displays and processors                bombers, attack helicopters,
                                                                                  transport aircraft and land
                                                                                  vehicles

 Ocean Products
 o  Airborne dipping sonars             o  Submarine detection and             o  Various military helicopters
                                           localization

 o  Submarine and surface ship          o  Submarine and surface ship          o  U.S. Navy and foreign navies
    towed arrays                           detection and localization

 o  Naval and commercial power          o  Switching, distribution and         o  All naval combatants:
    delivery and switching products        protection, as well as frequency       submarines, surface ships and
                                           and voltage conversion                 aircraft carriers

 o  Commercial transfer switches,       o  Production and maintenance of       o  Federal Aviation
    uninterrupted power supplies           systems and high-speed switches        Administration, internet service
    and power products                     for power interruption                 providers, financial institutions
                                           prevention                             and rail transportation



                 PRODUCTS                          SELECTED APPLICATIONS              SELECTED PLATFORMS/END USERS
----------------------------------------- -------------------------------------- --------------------------------------

 TELEMETRY, INSTRUMENTATION AND SPACE PRODUCTS

 Airborne, Ground and Space Telemetry

 o  Aircraft, missile and satellite    o   Real-time data acquisition,         o  Aircraft, missiles and satellites
    telemetry and instrumentation          measurement, processing,
    systems                                simulation, distribution, display
                                           and storage for flight testing

 o  GPS (Global Positioning            o   Tracking location                   o  Guided projectiles
    Systems) receivers

 o  Navigation systems and             o  Space navigation                     o  Hubble Space Telescope,
    subsystems, gyroscopes, reaction                                              Delta IV launch vehicle and
    wheels, star sensor                                                           satellites

 Space Products
 o  Global satellite communications    o  Satellite transmission of voice,     o  Rural telephony or private
    systems                               video and data                          networks, direct to home
                                                                                  uplinks, satellite news gathering
                                                                                  and wideband applications

 MICROWAVE COMPONENTS

 o  Passive components, switches       o  Radio transmission, switching        o  DoD, telephony service
    and wireless assemblies               and conditioning, antenna and           providers and original
                                          base station testing and                equipment manufacturers
                                          monitoring, broad-band and
                                          narrow-band applications (PCS,
                                          cellular, SMR and paging
                                          infrastructure)

 o  Safety products                    o  Radio frequency monitoring and       o  Monitor cellular base station and
                                          measurement for safety                  industrial radio frequency
                                                                                  emissions

 o  Satellite and wireless             o   Satellite transponder control,      o  Communications satellites and
    components (channel amplifiers,        channel and frequency                  wireless communications
    transceivers, converters, filters      separation                             equipment
    and multiplexers)

 o  Amplifiers and amplifier based     o   Automated test equipment,           o  DoD and commercial satellite
    components (amplifiers, up/down        military electronic warfare,           operators
    converters and Ka assemblies)          ground and space
                                           communications


SPECIALIZED COMMUNICATION PRODUCTS

 Avionics and Ocean Products

     Aviation Recorders. We manufacture commercial, solid-state, crash-protected aviation recorders, commonly known as black boxes, under the Fairchild brand name, and have delivered over 50,000 flight recorders to airplane manufacturers and airlines around the world. We believe we are the leading manufacturer of commercial cockpit voice recorders and flight data recorders. We offer two types of recorders:

     o the cockpit voice recorder, which records the last 30 to 120 minutes of crew conversation and ambient sounds from the cockpit; and

     o the flight data recorder, which records the last 25 hours of aircraft flight parameters such as speed, altitude, acceleration, thrust from each engine and direction of the flight in its final moments.

     Recorders are highly ruggedized instruments, designed to absorb the shock equivalent to that of an object traveling at 268 knots stopping in 18 inches, fire resistant to 1,100 degrees centigrade and pressure resistant to 20,000 feet undersea for 30 days. Our recorders are mandated and regulated by various worldwide agencies for use in commercial airlines and a large portion of business aviation aircraft. We anticipate growth opportunities in aviation recorders as a result of the current high level of orders for new commercial aircraft. The U.S. military has recently required the installation of black boxes in military transport aircraft. We believe this development will provide us with new opportunities for expansion into the military market. Our recorders were recently selected for installation on certain military transport aircraft.

     We have completed development of a combined voice and data recorder and are developing an enhanced recorder that monitors engine and other aircraft parameters for use in maintenance and safety applications.

     Antenna Products. We produce high performance antennas under the Randtron brand name which are designed for:

     o    surveillance of high-resolution, ultra-wide frequency bands;

     o detection of low radar cross-section targets and low radar cross-section installations;

     o    severe environmental applications; and

     o    polarization diversity.

     Our primary product is a sophisticated 24-foot diameter antenna used on all E-2C surveillance aircraft. This airborne antenna is a rotating aerodynamic radome containing a UHF surveillance radar antenna, an IFF antenna, and forward and aft auxiliary antennas. Production is planned beyond 2000 for the E-2C, P-3 and C-130 AEW aircraft. We have been funded to begin the development of the next generation for this antenna. We also produce broadband antennas for a variety of tactical aircraft, as well as rotary joints for the AWAC antenna. We have delivered over 2,000 sets of antennas for aircraft and have a backlog of orders through 2004.

     We are a leading supplier of ground based radomes used for air traffic control, weather radar, defense and scientific purposes. These radomes enclose an antenna system as a protective shield against the environment and are intended to enhance the performance of an antenna system.

     Display Products. We design, develop and manufacture ruggedized displays for military and high-end commercial applications. Our current product line includes a family of high performance display processing systems, which use either a cathode ray tube or active matrix liquid crystal display. Our displays are used in numerous airborne, ship-board and ground based platforms and are designed to survive in military and harsh environments.

     Ocean Products. We are one of the world's leading suppliers of acoustic undersea warfare systems. Our experience spans a wide range of platforms, including helicopters, submarines and surface ships. Our products include towed array sonar, hull mounted sonar, airborne dipping sonar and ocean mapping sonar for navies around the world.

     We are also a leading provider of state-of-the-art electronics and electrical power delivery systems and subsystems, as well as communications and control systems for the military and commercial customers. We offer the following:

     o military power delivery equipment and components which focus on switching, distribution and protection, providing engineering design and development, manufacturing and overhaul and repair services;

     o high technology electrical power distribution, control and conversion equipment, which focus on frequency and voltage conversion for military and commercial applications; and

     o    ship control and interior communications equipment.

     We have been able to apply our static transfer switch technology, which we developed for the U.S. military, to commercial applications. Our commercial customers for static transfer switches are primarily financial institutions and internet service providers, including American Express, AOL Time Warner, AT&T, Schwab and the Federal Aviation Administration. In addition, we provide electrical products for rail transportation and utilities businesses.

 Telemetry, Instrumentation and Space Products

     We are a leader in the development and marketing of component products and systems used in telemetry and instrumentation for airborne applications such as satellites, aircraft, UAVs, launch vehicles, guided missiles, projectiles and targets. Telemetry involves the collection of data of various equipment performance parameters and is required when the object under test is moving too quickly or is of too great a distance to use direct connection. Telemetry measures as many as 1,000 different parameters of the platform's operation such as heat, vibration, stress and operational performance and transmits this data to the ground.

     Additionally, our satellite telemetry equipment transmits data necessary for ground processing. These applications demand high reliability of components because of the high cost of satellite repair and the need for uninterrupted service. Telemetry also provides the data used to terminate the flight of missiles and rockets under errant conditions and/or at the end of a mission. These telemetry and command/control products are currently used for a variety of missile and satellite programs.

     Airborne, Ground and Space Telemetry. We provide airborne equipment and data link systems that gather critical information and then process, format and transmit the data to the ground from communications satellites, spacecraft, aircraft and missiles. These products are available in both commercial off-the-shelf and custom configurations and include software and software engineering services. Primary customers include many of the major defense contractors who manufacture aircraft, missiles, warheads, launch vehicles and munitions. Our ground station instrumentation receives, encrypts and/or decrypts the serial stream of combined data in real-time as it is received from the airborne platform. We are a leader in digital GPS (Global Positioning System) receiver technology for high performance military applications. These GPS receivers are currently in use on aircraft, cruise missiles and precision guided bombs and provide highly accurate positioning and navigational information. Additionally, we provide navigation systems for high performance weapon pointing and positioning systems for programs such as MLRS (Multiple Launch Rocket System) and MFCS (Mortar Fire Control System).

     Space Products. We offer value-added solutions that provide our customers with complex product integration and comprehensive support. We focus on the following niches within the satellite ground segment equipment market: telephony, video broadcasting and multimedia. Our customers include foreign communications companies, domestic and international prime communications infrastructure contractors, telecommunications or satellite service providers, broadcasters and media-related companies. We also provide space products for advanced guidance and control systems including gyroscopes, controlled momentum devices and star sensors. These products are used on satellites, launch vehicles, the Hubble Telescope, the Space Shuttle and the International Space Station.

 Microwave Components

     We believe we are a premier worldwide supplier of commercial off-the-shelf, high performance RF (radio frequency) microwave components, assemblies and instruments supplying the wireless communications, industrial and military markets. We are also a leading provider of state-of-the-art space-qualified commercial satellite and strategic military RF products and millimeter amplifier based products. We sell many of these components under the well-recognized Narda brand name through a comprehensive catalog of standard, stocked hardware. We also sell our products through a direct sales force and an extensive network of market representatives. Specific catalog offerings include wireless products, electro-mechanical switches, power dividers and hybrids, couplers/detectors, attenuators, terminations and phase shifters, isolators and circulators, adapters, control products, sources, mixers, waveguide components, RF safety products, power meters/monitors and custom passive products.

     Passive components are generally purchased in narrow frequency configurations by wireless equipment manufacturers, wireless service providers and military equipment suppliers. Commercial applications include cellular and PCS base station automated test equipment, and equipment for the paging industry. Military applications include electronic surveillance and countermeasure systems.

     Our space-qualified and wireless components separate various signals and direct them to sections of the satellites' payload. Our main satellite products are channel amplifiers and linearizers, payload products, transponders and antennas. Channel amplifiers amplify the weak signals received from earth stations, and then drive the power amplifier tubes that broadcast the signal back to earth. Linearizers, used either in conjunction with a channel amplifier or by themselves, pre-distort a signal to be transmitted back to earth before it enters a traveling wave tube for amplification. This pre-distortion is exactly the opposite of the distortion created at peak power by the traveling wave tube and, consequently, has a cancellation effect that keeps the signal linear over a much larger power band of the tube. The traveling wave tube and area covered by the satellite is significantly increased.

     We design and manufacture both broad and narrow band amplifiers and amplifier-based products in the microwave and millimeter wave frequencies. We use these amplifiers in defense and communications applications. These devices can be narrow band for communication needs or broadband for electronic warfare.

     We offer standard packaged amplifiers for use in various test equipment and system applications. We design and manufacture millimeter range (at least 20 to 38 GHz) amplifier products for use in emerging communication applications such as back haul radios, LMDS (Local Multipoint Distribution Service) and ground terminals for LEO satellites. On July 11, 2000, to further our millimeter wave efforts, we acquired a 53 1/2% equity interest in LogiMetrics, Inc. LogiMetrics designs, manufactures and markets solid state, broadband wireless communications infrastructure equipment, subsystems and modules used to provide point-to-multipoint terrestrial and satellite-based distribution services in frequency bands from 24 to 38 gigahertz. LogiMetrics' products include solid-state power amplifiers, hub transmitters, active repeaters, cell-to-cell relays, internet access systems and other millimeter wave-based modules and subsystems. These products are used in various applications, such as broadband communications, including LMDS, PMP (Point to Multipoint) local loop services and Ka-band satellite communications.

DEVELOPING COMMERCIAL OPPORTUNITIES

     Part of our growth strategy is to identify commercial applications for select products and technologies currently sold to defense customers. We have initially identified two vertical markets where we believe there are significant opportunities to expand our products: transportation and broadband wireless communications.

     Transportation. Our products, designed to meet strict government quality and reliability standards, are easily adapted to the commercial transportation marketplace. Our aircraft voice recorders, designed to meet FAA requirements, have been successfully marketed to the cruise ship, marine shipping and railroad industries. Similarly, our state-of-the-art power propulsion products, originally designed for the U.S. Navy, meet the needs of commuter railroads, including Philadelphia's regional rail system and New York City's Metropolitan Transportation Authority. Our explosive detection system, the eXaminer 3DX(TM) 6000, enables the rapid scanning of passenger checked baggage at airports using state-of-the-art technology.

     Communications. The wireless communications technology we developed for our military customers also meets the needs of a growing commercial marketplace for technologically advanced communications products. Some of the products we have developed or are developing to exploit this market include wireless loop products, transceivers, LMDS, compression products, remote sensing internet networks, microwave links and products for microwave base stations. Our fixed wireless loop products are an example of our expanding involvement in the commercial communications industry.

Using synchronous CDMA technology that supports terrestrial, space, fixed and mobile communications, we produce wireless loop equipment for use in areas that do not have an adequate telecommunications infrastructure, including emerging market countries and customers in rural areas.

     In the expanding broadband wireless commercial communications market, we also have developed a broad assortment of other products including transponders, payloads, uplinks, downlinks, fly-away SATCOM terminals, telemetry tracking and control and test equipment and waveform generators.

BACKLOG AND ORDERS

     We define funded backlog as the value of contract awards received from the U.S. Government, which the U.S. Government has appropriated funds, plus the value of contract awards and orders received from customers other than the U.S. Government, which have yet to be recognized as sales. Our funded backlog as of December 31, 2000 was $1,354.0 million and as of December 31, 1999 was $1,003.7 million. We expect to record as sales approximately 72.0% of our funded backlog as of December 31, 2000 during 2001. However, there can be no assurance that our backlog will become sales in any particular period, if at all. Our funded orders for the year ended December 31, 2000 was $2,013.7 million, for the year ended December 31, 1999 was $1,423.1 million and for the year ended December 31, 1998 was $1,057.0 million.

     Our funded backlog does not include the full value of our contract awards including those pertaining to multi-year, cost-plus reimbursable contracts, which are generally funded on an annual basis. Funded backlog also excludes the sales value of unexercised contract options that may be exercised by customers under existing contracts and the sales value of purchase orders that may be issued under indefinite quantity contracts or basic ordering agreements.

MAJOR CUSTOMERS

     For the year ended December 31, 2000, direct and indirect sales to the DoD provided 62.7% of our sales, and sales to commercial, foreign governments and U.S. Government agencies other than the DoD provided 37.3% of our sales.

     Our government sales are predominantly derived from contracts with agencies of, and prime contractors to, the U.S. Government. Various U.S. Government agencies and contracting entities exercise independent purchasing decisions. Therefore, we do not regard sales to the U.S. Government generally as constituting sales to one customer. Instead, we regard each contracting entity as a separate customer. As of December 31, 2000, we had approximately 600 contracts each with a value exceeding $1.0 million. For the year ended December 31, 2000, sales to our five largest customers amounted to $196.3 million or 10.3% of our sales. We are working to grow our relationships with our major commercial customers, and believe that we have established a competitive position in the markets that we have entered.

RESEARCH AND DEVELOPMENT

     We conduct research and development activities that consist of projects involving basic research, applied research, development, and systems and other concept studies. We employ scientific, engineering and other personnel to improve our existing product lines and develop new products and technologies. As of December 31, 2000, we employed approximately 5,600 engineers, a substantial portion of whom held advanced degrees. Company-funded research and development costs including bid and proposal costs were $101.9 million for 2000, $76.1 million for 1999 and $59.9 million for 1998. Customer-funded research and development were $299.3 million for 2000, $226.3 million for 1999 and $181.4 million for 1998.

COMPETITION

     We encounter intense competition in all of our businesses. We believe that we are a significant supplier of many of the products that we manufacture and services we provide in our defense and government businesses, as well as in our commercial activities.

 Defense and Government Business

     Our ability to compete for defense contracts depends on a variety of factors, including:

     o the effectiveness and innovation of our research and development programs;

     o our ability to offer better program performance than our competitors at a lower cost; and

     o the availability of our facilities, equipment and personnel to undertake the programs for which we compete.

     In some instances, programs are sole-source or work directed by the customer to a single supplier. In such cases, there may be other suppliers who have the capability to compete for the programs involved, but they can only enter or reenter the market if the customer chooses to reopen the particular program to competition. Competitive contracts accounted for approximately 39% of our total sales for the year ended December 31, 2000. The majority of our sales are derived from contracts with the U.S. Government and its prime contractors, which are principally awarded on the basis of negotiations or competitive bids.

     We compete with various industrial firms, some of which have substantially greater resources than we have available to us. Several of these companies are listed below. We do not believe that any of these individual competitors, nor any small number of these competitors together, are dominant in any of our business areas.

     o    CAE Electronics Ltd.;          o    Scientific-Atlanta, Inc.;

     o    Cubic Corporation;             o    Thomson Marconi Sonar Ltd.;

     o    Eaton Corporation;             o    Titan Corporation; and

     o    Harris Corporation;            o    TRW Inc.

     o    Motorola, Inc.;


     We believe that we will continue to be a successful participant in the business areas in which we compete, based upon the quality and cost competitiveness of our products and services.

 Commercial Activities

     Our commercial activities have become an increasingly significant portion of our business mix, and comprised 25.2% of our total sales for the year ended December 31, 2000. Our ability to compete for commercial business depends on a variety of factors, including:

     o    brand recognition;

     o    customer relationships, service and support;

     o    pricing;

     o    product features and performance; and

     o    reliability, scalability and compatibility.

     In these markets, we compete with various companies, several of which are listed below.

     o    Agilent Technologies, Inc.;

     o    Globecomm Systems, Inc.;

     o    Honeywell Inc.;

     o    Smiths Industries; and

     o    ViaSat, Inc.

     We believe that our sales in these business areas will continue to grow as a percentage of our total sales, even though several of our competitors may have greater resources and technologies than we have available to us.

PATENTS AND LICENSES

     Although we own some patents and have filed applications for additional patents, we do not believe that our operations depend upon our ownership of patents. In addition, our U.S. Government contracts generally permit us to use patents owned by others. Similar provisions in U.S. Government contracts awarded to other companies make it impossible for us to prevent the use of our patents in most domestic work performed by other companies for the U.S. Government.

CONTRACTS

     A significant portion of our sales are derived from strategic, long-term programs and from programs for which we are the incumbent supplier or have been the sole provider for many years. Approximately 61% of our sales for the year ended December 31, 2000, were generated from sole-source contracts. Our customer satisfaction and performance record are evidenced by our receipt of performance-based award fees exceeding 90% of the available award fees on average during the year ended December 31, 2000. We believe that our customers will award long-term, sole-source, outsourcing contracts to the most capable merchant supplier in terms of quality, responsiveness, design, engineering and program management support as well as cost. As a consequence of our strong competitive position, for the year ended December 31, 2000, we won contract awards in excess of 57.0% on new competitive contracts that we bid on, and in excess of 90.0% of the contracts for which we were the incumbent supplier.

     We have a diverse business mix with limited reliance on any single program, a balance of cost plus and fixed price contracts, a significant sole-source follow-on business and an attractive customer profile. For the year ended December 31, 2000, 28.6% of our sales were generated from cost plus contracts and 71.4% from fixed price contracts, providing us with a mix of predictable profitability (cost plus) and higher profit margin (fixed price) business. In a fixed price contract, the price is not subject to adjustment based on cost incurred to perform the required work under the contract. In a cost plus contract, we are reimbursed for allowable incurred costs plus a fee, which may be fixed or variable depending on the contract arrangement. The price on a cost plus contract is based on allowable cost incurred, but generally is subject to contract funding limitations.

     Under firm fixed price contracts we agree to perform for a predetermined contract price. Although our fixed price contracts generally permit us to keep profits if costs are less than projected, we bear the risk that increased or unexpected costs may reduce profit or cause us to sustain losses on the contracts. Generally, firm fixed price contracts offer higher margins than cost plus type contracts. All domestic defense contracts and subcontracts to which we are a party are subject to audit, various profit and cost controls and standard provisions for termination at the convenience of the U.S. Government. Upon termination other than for a contractor's default, the contractor will normally be entitled to reimbursement for allowable costs and an allowance for profit. Foreign defense contracts generally contain comparable provisions permitting termination at the convenience of the government. To date, none of our significant fixed price contracts have been terminated.

     Companies supplying defense-related equipment to the U.S Government are subject to certain additional business risks peculiar to that industry. Among these risks are the ability of the U.S. Government to unilaterally suspend a company from new contracts pending resolution of alleged violations of procurement laws or regulations. Other risks include a dependence on appropriations by the U.S. Government, changes in the U.S. Government's procurement policies (such as greater emphasis on competitive procurements) and the need to bid on programs in advance of design completion. A reduction in expenditures by the U.S. Government for products and services of the type we manufacture and provide, lower margins resulting from increasingly competitive procurement policies, a reduction in the volume of contracts or subcontracts awarded to us or substantial cost overruns could have an adverse effect on us.

ENVIRONMENTAL MATTERS

     Our operations are subject to various U.S. federal, state and local as well as certain foreign environmental laws and regulations relating to the discharge, storage, treatment, handling, disposal and remediation of certain materials, substances and wastes used in our operations. We continually assess our obligations and compliance with respect to these requirements. We have also assessed the risk of environmental contamination on various manufacturing facilities of our acquired businesses and, where appropriate, have obtained indemnification, either from the sellers of those acquired businesses or through pollution liability insurance. We believe that our current operations are in substantial compliance with all existing applicable environmental laws and permits. We believe our current expenditures will allow us to continue to be in compliance with applicable environmental laws and regulations. While it is difficult to determine the timing and ultimate cost to be incurred in order to comply with these laws, based upon available internal and external assessments, with respect to those environmental loss contingencies of which we are aware, we believe that even without considering potential insurance recoveries, if any, there are no environmental loss contingencies that, individually or in the aggregate, would be material to our consolidated results of operations.

     We continually assess our obligations and compliance with these requirements. We believe that our operations are in substantial compliance with all applicable environmental laws and permits. We do not expect to incur any material expenditures to maintain our compliance with applicable environmental laws and regulations.

PENSION PLANS

     In connection with our acquisition of the predecessor company, we assumed certain liabilities relating to defined benefit pension plans for present and former employees and retirees of certain businesses which were transferred from Lockheed Martin to us. Prior to the consummation of our acquisition of the predecessor company, Lockheed Martin received a letter from the Pension Benefit Guaranty Corporation (the "PBGC") which requested information regarding the transfer of such pension plans and indicated that the PBGC believed certain of such pension plans were underfunded using the PBGC's actuarial assumptions. The PBGC assumptions result in a larger liability for accrued benefits than the assumptions used for financial reporting under Statement of Financial Accounting Standards No. 87. The PBGC underfunding is related to the Communication Systems -- West and Aviation Recorders pension plans (the "Subject Plans").

     With respect to the Subject Plans, Lockheed Martin entered into an agreement (the "Lockheed Martin Commitment") among Lockheed Martin, L-3 Communications and the PBGC dated as of April 30, 1997. The material terms and conditions of the Lockheed Martin Commitment include a commitment by Lockheed Martin to the PBGC to, under certain circumstances, assume sponsorship of the Subject Plans or provide another form of financial support for the Subject Plans. The Lockheed Martin Commitment will continue with respect to any Subject Plan until such time as such Subject Plan is no longer underfunded on a PBGC basis for two consecutive years or, at any time after May 31, 2002, the Company achieves investment grade credit ratings. Pursuant to the Lockheed Martin Commitment, the PBGC agreed that it would take no further action in connection with the L-3 Acquisition.

     Upon the occurrence of certain events, Lockheed Martin, at its option, has the right to decide whether to cause the Company to transfer sponsorship of any or all of the Subject Plans to Lockheed Martin, even if the PBGC has not sought to terminate the Subject Plans. Such a triggering event occurred in 1998, but reversed in 1999, relating to a decrease in the PBGC-mandated discount rate in 1998 that had resulted in an increase in the underlying liability. We notified Lockheed Martin of the 1998 triggering event, and in February 1999, Lockheed Martin informed the Company that it had no present intention to exercise its right to cause the Company to transfer sponsorship of the Subject Plans. If Lockheed Martin did assume sponsorship of these plans, it would be primarily liable for the costs associated with funding the Subject Plans or any costs associated with the termination of the Subject Plans but L-3 Communications would be required to reimburse Lockheed Martin for these costs. To date, the impact on pension expense and funding requirements resulting from this arrangement has not been significant. However, should Lockheed Martin assume sponsorship of the Subject Plans or if these plans were terminated, the impact of any increased pension expenses or funding requirements could be material to the Company. The Company has performed its obligations under the letter agreement with Lockheed Martin and the Lockheed Martin Commitment and has not received any communications from the PBGC concerning actions which the PBGC contemplates taking in respect of the Subject Plans.

EMPLOYEES

     As of December 31, 2000, we employed approximately 14,000 full-time and part-time employees, the majority of whom are located in the United States. Of these employees, approximately 10.9% are covered by 23 separate collective bargaining agreements with various labor unions. We have a continuing need for skilled and professional personnel to meet contract schedules and obtain new and ongoing orders for our products. We believe that relations with our employees are good.

PROPERTIES

     As of December 31, 2000, we operated at 198 facilities serving a variety of manufacturing, administrative and sales functions. Of these, we owned space at 27 locations, aggregating approximately 1.1 million square feet, and we leased space at 171 locations, aggregating approximately 4.5 million square feet.

     The table below presents certain information with respect to our significant facilities and properties as of December 31, 2000.


                     LOCATION                          OWNED       LEASED
--------------------------------------------------   ---------   ---------
                                                   (thousands of square feet)

L-3 Headquarters, New York, NY ...................        --         35.4
L-3 Washington Operations, Arlington, VA .........        --          6.3
SECURE COMMUNICATION SYSTEMS:
 Camden, NJ ......................................        --        580.6
 Arlington, TX ...................................       82.5       182.6
 Salt Lake City, UT ..............................        --        497.5
 Orlando, FL .....................................        --        153.6
SPECIALIZED COMMUNICATION PRODUCTS:
 Anaheim, CA .....................................      293.6       242.0
 Folsom, CA ......................................        --         57.5
 Menlo Park, CA ..................................        --         93.1
 San Diego, CA ...................................      196.0        68.9
 Sylmar, CA ......................................        --        253.0
 Ocala, FL .......................................      112.0         --
 Sarasota, FL ....................................        --        143.7
 Alpharetta, GA ..................................       93.0         --
 Concord, MA .....................................        --         60.0
 Newburyport, MA .................................        --         82.5
 Teterboro, NJ ...................................        --        250.0
 Binghamton, NY ..................................        --        428.0
 Hauppauge, NY ...................................       90.0       149.9
 Newton, PA ......................................       78.0         --
 Philadelphia, PA ................................        --        230.0
 Kiel, Germany ...................................        --         67.2
 Leer, Germany ...................................        --         26.5

LEGAL PROCEEDINGS

     From time to time we are involved in legal proceedings arising in the ordinary course of our business. We believe we have adequately reserved for these liabilities and that there is no litigation pending that could have a material adverse effect on our results of operations and financial condition.

     On December 27, 2000, we filed a complaint against Raytheon and Raytheon Technical Services Company in the Court of Chancery for the State of Delaware in and for New Castle County, alleging that Raytheon failed to disclose material liabilities in connection with the sale of the Training Devices and Training Service businesses ("TDTS") to us in February 2000. Specifically, the complaint alleges that Raytheon misrepresented the financial liabilities associated with the U.S. Army Aviation

Combined Arms Tactical Trainer ("AVCATT") contract which will cause us to incur damages of approximately $100 million. We assumed the AVCATT contract as part of our acquisition of TDTS from Raytheon which was completed in February 2000. The complaint seeks rescission of the TDTS Asset Purchase and Sale Agreement and, alternatively, rescission of the AVCATT contract, rescissory damages and damages for breach of contract.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table provides information concerning the directors and executive officers of L-3 Holdings as of March 31, 2001:


                NAME                 AGE                          POSITION
----------------------------------- ----- -------------------------------------------------------
Frank C. Lanza .................... 69    Chairman, Chief Executive Officer and Director
Robert V. LaPenta ................. 55    President, Chief Financial Officer and Director
Christopher C. Cambria ............ 42    Senior Vice President -- General Counsel and Secretary
Michael T. Strianese .............. 45    Senior Vice President -- Finance
Jimmie V. Adams ................... 64    Vice President -- Washington D.C. Operations
David T. Butler III ............... 44    Vice President -- Planning
Lawrence W. O'Brien ............... 51    Vice President -- Treasurer
Joseph S. Paresi .................. 45    Vice President -- Product Development
Robert W. RisCassi ................ 64    Vice President -- Washington D.C. Operations
Charles J. Schafer ................ 53    Vice President -- Business Operations
Jill J. Wittels ................... 51    Vice President -- Business Development
Ralph G. D'Ambrosio ............... 33    Controller
David J. Brand(1) ................. 39    Director
Thomas A. Corcoran ................ 56    Director
Alberto M. Finali ................. 46    Director
Robert B. Millard(2) .............. 50    Director
John E. Montague(2) ............... 46    Director
John M. Shalikashvili(1) .......... 64    Director
Arthur L. Simon(1) ................ 69    Director
Alan H. Washkowitz(2) ............. 60    Director

----------
(1)  Member of the Audit Committee.
(2)  Member of the Compensation Committee.

     Frank C. Lanza, Chairman and Chief Executive Officer. Mr. Lanza joined us in April 1997. From April 1996, when Loral was acquired by Lockheed Martin Corporation, until April 1997, Mr. Lanza was Executive Vice President of Lockheed Martin Corporation, a member of Lockheed Martin Corporation's Executive Council and Board of Directors and President and Chief Operating Officer of Lockheed Martin Corporation's C(3)I (command, control, communications and intelligence) and Systems Integration Sector, which comprised many of the businesses acquired by Lockheed Martin Corporation from Loral. Prior to the April 1996 acquisition of Loral, Mr. Lanza was President and COO of Loral, a position he held since 1981. He joined Loral in 1972 as President of its largest division, Electronic Systems. His earlier experience was with Dalmo Victor and Philco Western Development Laboratory.

     Robert V. LaPenta, President and Chief Financial Officer. Mr. LaPenta joined us in April 1997. From April 1996, when Loral was acquired by Lockheed Martin Corporation, until April 1997, Mr. LaPenta was a Vice President of Lockheed Martin Corporation and was Vice President and Chief Financial Officer of Lockheed Martin Corporation's C(3)I and Systems Integration Sector. Prior to the April 1996 acquisition of Loral, he was Loral's Senior Vice President and Controller, a position he held since 1981. He joined Loral in 1972 and was named Vice President and Controller of its largest division in 1974. He became Corporate Controller in 1978 and was named Vice President in 1979. Mr. LaPenta is on the Board of Directors of Core Software and on the Board of Trustees of Iona College and the American College of Greece.

     Christopher C. Cambria, Senior Vice President -- General Counsel and Secretary. Mr. Cambria joined us in June 1997 as Vice President -- General Counsel and Secretary. He became a Senior Vice President in March 2001. From 1994 until joining the Company, Mr. Cambria was an associate with Fried, Frank, Harris, Shriver & Jacobson. From 1986 until 1993, he was an associate with Cravath, Swaine & Moore.

     Michael T. Strianese, Senior Vice President -- Finance. Mr. Strianese joined us in April 1997 as Vice President -- Finance and Controller. He became a Senior Vice President in March 2001. From April 1996, when Loral was acquired by Lockheed Martin Corporation, until April 1997, Mr. Strianese was Vice President and Controller of Lockheed Martin Corporation's C(3)I and Systems Integration Sector. From 1991 to the April 1996 acquisition of Loral, he held various financial positions with Loral. Mr. Strianese is a Certified Public Accountant.

     Jimmie V. Adams, Vice President -- Washington, D.C. Operations. General Jimmie V. Adams (U.S.A.F.-ret.) joined us in May 1997. From April 1996 until April 1997, he was Vice President of Lockheed Martin Corporation's Washington Operations for the C(3)I and Systems Integration Sector. Prior to the April 1996 acquisition of Loral, he had held the same position at Loral since 1993. Before joining Loral in 1993, he was Commander in Chief, Pacific Air Forces, Hickam
Air Force Base, Hawaii, capping a 35-year career with the U.S. Air Force. He was also Deputy Chief of Staff for plans and operation for U.S. Air Force headquarters and Vice Commander of Headquarters Tactical Air Command and Vice Commander in Chief of the U.S. Air Forces Atlantic at Langley Air Force Base.
He is a command pilot with more than 141 combat missions.

     David T. Butler III, Vice President -- Planning. Mr. Butler became our Vice President -- Planning in December 2000. He joined us in 1997 and until December was our corporate director of planning and strategic development. Prior to joining us, he was the controller for Lockheed Martin Fairchild Systems from 1996 to 1997. Prior to the acquisition of Loral, Mr. Butler was controller of Loral Fairchild Systems from 1992 to 1996. From 1981 to 1992 Mr. Butler held a number of financial positions with Loral Electronic Systems.

     Lawrence W. O'Brien, Vice President -- Treasurer. Mr. O'Brien joined us in June 1997. Prior to joining us, he was the Vice President and Treasurer of Pechiney Corporation, the North American arm of the Pechiney Group of France, where he held a number of financial positions since 1981.

     Joseph S. Paresi, Vice President -- Product Development. Mr. Paresi joined us in April 1997. From April 1996 until April 1997, Mr. Paresi was Corporate Director of Technology for Lockheed Martin Corporation's C(3)I and System Integration Sector. Prior to the April 1996 acquisition of Loral, Mr. Paresi was Corporate Director of Technology for Loral, a position he held since 1993. From 1978 to 1993, Mr. Paresi was a Systems Engineer, Director of Marketing and Director of International Programs at Loral Electronic Systems.

     Robert W. RisCassi, Vice President -- Washington, D.C. Operations. General Robert W. RisCassi (U.S. Army-ret.) joined us in April 1997. From April 1996 until April 1997, he was Vice President of Land Systems for Lockheed Martin Corporation's C(3)I and Systems Integration Sector. Prior to the April 1996 acquisition of Loral, he had held the same position for Loral since 1993. He joined Loral in 1993 after retiring as U.S. Army Commander in Chief, United Nations Command/Korea. His 35-year military career included posts as Army Vice Chief of Staff; Director, Joint Staff, Joint Chiefs of Staff; Deputy Chief of Staff for Operations and Plans; and Commander of the Combined Arms Center. General RisCassi is currently a director of Alliant Techsystems Inc.

     Charles J. Schafer, Vice President -- Business Operations and President of the Products Group. Mr. Schafer joined us in August 1998 as Vice President -- Business Operations and was appointed President of our Products Group in September 1999. Prior to August 1998, he was President of Lockheed Martin's Tactical Defense Systems Division, a position he also held at Loral since September 1994. Prior to the April 1996 acquisition of Loral, Mr. Schafer held various executive positions with Loral, which he joined in 1984.

     Jill J. Wittels, Vice President -- Business Development. Dr. Wittels joined us in February 2001. From July 1998 to February 2001, Dr. Wittels was Vice President and General Manager for the Information and Electronic Warfare Systems/Infrared Imaging Systems Division of BAE Systems, formerly a division of Lockheed Martin Corporation and its predecessors, Loral Corporation and Honeywell Inc. Between November 1979 and July 1998, she held a variety of positions at Infrared Imaging Systems. Dr. Wittels began her career as a physicist and has also served as a Congressional Fellow for the American Physical Society, a research associate at Massachusetts Institute of Technology and a senior visiting scientist for the National Academy of Sciences. Dr. Wittels serves on the Board of Overseers for the Department of Energy's Fermi National Accelerator Laboratory and is a member of the American Physical Society.

     Ralph G. D'Ambrosio, Controller. Mr. D'Ambrosio became Controller in August 2000. He joined us in August 1997, and until July 2000 was our Assistant Controller. Prior to joining us, he was a senior manager at Coopers & Lybrand L.L.P., where he held a number of positions since 1989. Mr. D'Ambrosio is a Certified Public Accountant.

     David J. Brand, Director. Mr. Brand has served as one of our directors since April 1997 and is a member of the audit committee. Mr. Brand is a Managing Director of Lehman Brothers and a principal in the Global Mergers & Acquisitions Group, leading Lehman Brothers' Technology Mergers and Acquisitions business. Mr. Brand joined Lehman Brothers in 1987 and has been responsible for merger and corporate finance advisory services for many of Lehman Brothers' technology and defense industry clients. Mr. Brand is currently a director of K&F Industries, Inc.

     Thomas A. Corcoran, Director. Mr. Corcoran has served as one of our directors since July 1997. Mr. Corcoran is president of Corcoran Enterprises, a private management consulting firm. Mr. Corcoran was the President and Chief Executive Officer of Allegheney Teledyne Incorporated from October 1999 to December 2000. From October 1998 to September 1999, he was President and Chief Operating Officer of the Space & Strategic Missiles Sector of Lockheed Martin Corporation. From March 1995 to September 1998 he was the President and Chief Operating Officer of the Electronic Systems Sector of Lockheed Martin Corporation. From 1993 to 1995, Mr. Corcoran was President of the Electronics Group of Martin Marietta Corporation. Prior to that he worked for General Electric for 26 years and from 1983 to 1993 he held various management positions with GE Aerospace and was a company officer from 1990 to 1993. Mr. Corcoran is a member of the Board of Trustees of Worcester Polytechnic Institute, the Board of Trustees of Stevens Institute of Technology, a director of REMEC Corporation.

     Alberto M. Finali, Director. Mr. Finali has served as one of our directors since April 1997 and is a Managing Director of Lehman Brothers and principal of the Merchant Banking Group, based in New York. Prior to joining the Merchant Banking Group, Mr. Finali spent four years in Lehman Brothers' London office as a senior member of the M&A Group. Mr. Finali joined Lehman Brothers in 1987 as a member of the M&A Group in New York and became a Managing Director in 1997. Prior to joining Lehman Brothers, Mr. Finali worked in the Pipelines and Production Technology Group of Bechtel, Inc. in San Francisco. Mr. Finali is currently a director of CP Kelco ApS.

     Robert B. Millard, Director. Mr. Millard has served as one of our directors since April 1997 and is a Managing Director of Lehman Brothers, head of Lehman Brothers' Principal Trading & Investments Group and principal of the Merchant Banking Group. He is also a member of the Compensation Committee. Mr. Millard joined Kuhn Loeb & Co. in 1976 and became a Managing Director of Lehman Brothers in 1983. Mr. Millard is currently a director of GulfMark International, Kirch Media GmbH and Weatherford International, Inc.

     John E. Montague, Director. Mr. Montague has served as one of our directors since April 1997 and is a member of the compensation committee. He has been Vice President and Chief Financial Officer of Lockheed Martin Corporation Global Telecommunications, Inc., a wholly owned subsidiary of Lockheed Martin Corporation, since September 1998. He served as Vice President, Financial Strategies at Lockheed Martin Corporation responsible for mergers, acquisitions and divestiture activities and shareholder value strategies from March 1995 until September 1998. Previously, he was

Vice President, Corporate Development and Investor Relations at Martin Marietta Corporation from 1991 to 1995. From 1988 to 1991, he was Director of Corporate Development at Martin Marietta Corporation, which he joined in 1977 as a member of the engineering staff. Mr. Montague is a director of Rational Software Corporation, Lockheed Martin Intersputnik and Asian Cellular Satellite Systems, Inc.

     John M. Shalikashvili, Director. General Shalikashvili (U.S. Army-ret.) has served as one of our directors since August 1998 and is the chairman of the audit committee. General Shalikashvili is an independent consultant and a Visiting Professor at Stanford University. Prior to his appointment, he was the senior officer of the United States military and principal military advisor to the President of the United States, the Secretary of Defense and National Security Council in his capacity as the thirteenth Chairman of the Joint Chiefs of Staff, Department of Defense, for two terms from 1993 to 1997. Prior to his tenure as Chairman of the Joint Chiefs of Staff, he served as the Commander in Chief of all United States forces in Europe and as NATO's tenth Supreme Allied Commander, Europe (SACEUR). He has also served in a variety of command and staff positions in the continental United States, Alaska, Belgium, Germany, Italy, Korea, Turkey and Vietnam. Mr. Shalikashvili is currently a director of The Boeing Company, Frank Russell Trust Company, Plug Power, Inc. and United Defense Industries, Inc.

     Arthur L. Simon, Director. Mr. Simon has served as one of our directors and member of the Audit Committee since April 2000 and is an independent consultant. From 1968 until 1994, Mr. Simon was a partner at Coopers & Lybrand L.L.P. He is a Director of Loral Space & Communications, Inc. and Globalstar Telecommunications Limited.

     Alan H. Washkowitz, Director. Mr. Washkowitz has served as one of our directors since April 1997 and is a Managing Director of Lehman Brothers and head of the Merchant Banking Group, and is responsible for the oversight of Lehman Brothers Merchant Banking Portfolio Partnership L.P. He is also a member of the compensation committee. Mr. Washkowitz joined Lehman Brothers in 1978 when Kuhn Loeb & Co. was acquired by Lehman Brothers. Mr. Washkowitz is currently a director of CP Kelco ApS, K&F Industries, Inc. and P&L Coal Holdings.

     Our certificate of incorporation provides for a classified board of directors divided into three classes. Class I will expire at the annual meeting of the stockholders to be held in 2002; Class II will expire at the annual meeting of the stockholders to be held in 2001; and Class III will expire at the annual meeting of the stockholders to be held in 2003. At each annual meeting, our stockholders will elect the successors to directors whose terms will then expire to serve from the time of election and qualification until the third annual meeting following election and until their successors have been elected and qualified, or until their earlier resignation or removal, if any. Increases or decreases in the number of directorships will be distributed among the three classes so that, as nearly as possible, each class will consist of an equal number of directors.

     Our executive officers and key employees serve at the discretion of our board of directors.

THE BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD OF DIRECTORS

     Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the board of directors and two standing committees: the audit committee and the compensation committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues. We have no nominating committee or similar committee. Each executive officer serves at the discretion of the board of directors. During the fiscal year ended December 31, 2000, the board of directors held four regularly scheduled meetings and one special meeting.

     The audit committee currently consists of Messrs. Brand, Shalikashvili (chairman) and Simon. This committee is responsible generally for recommending to the board of directors the independent accountants to be nominated to audit our financial statements; approving the compensation of the independent accountants; meeting with our independent accountants to review the proposed scope of the annual audit of our financial statements; reviewing the findings of the independent accountants with respect to the annual audit; and reviewing with management and the independent accountants our periodic reports prior to our filing them with the SEC and reporting annually to the board of directors with respect thereto.

     The compensation committee consists of Messrs. Millard (Chairman), Montague and Washkowitz. This committee is responsible for administering L-3 Holdings' 1997 Stock Option Plan for Key Employees (the "1997 Plan") and L-3 Holdings' 1999 Long Term Performances Plan (the "1999 Plan") and has limited authority to adopt amendments to those plans. This Committee is also responsible for recommending to the board of directors the salaries to be paid to our Chief Executive Officer and President, and reviewing and approving the Chief Executive Officer's and the President's other annual cash compensation and long-term incentives and the total compensation to be paid to certain of our other officers.

COMPENSATION OF DIRECTORS

     The directors who are also our employees or employees of our subsidiaries or affiliates do not receive compensation for their services as directors. The non-affiliated directors receive annual compensation of $30,000 for service on the board of directors, of which $25,000 is paid in cash, and $5,000 is paid in shares of our common stock. In addition, non-affiliated directors receive an annual stock option grant of 1,500 shares of our common stock, which will vest in three equal annual installments. The non-affiliated directors are entitled to reimbursement for their reasonable out-of-pocket expenses in connection with their travel to and attendance at meetings of the board of directors or committees thereof. In addition, the non-affiliated directors will be compensated $1,000 per meeting attended, including committee meetings, up to a maximum of $2,000 per day.

     Non-affiliated directors may defer up to 100 percent of the cash portion of the compensation (including meeting fees) otherwise payable to the director. Subject to certain limitations, a participating director's deferred compensation will be distributed in a lump sum on, or distribution in annual installments commencing on, the 30th day following the date he or she ceases to be a director. Deferral elections are irrevocable during any calendar year and must be made before the beginning of the calendar year in which compensation is earned. Earnings are accrued on deferred amounts. Depending on a director's investment election, deferred amounts earn interest at a rate based on the 90-day U.S. Government Treasury Bill or the performance of our common stock.

EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

     The following table provides summary information concerning compensation paid or accrued by us to or on behalf of our Chief Executive Officer and each of our four other most highly compensated executive officers who served in such capacities as of December 31, 2000, collectively referred to herein as the named executive officers, for services rendered to us during each of the last three years.



                                                                            LONG TERM
                                                                           COMPENSATION
                                                                              AWARDS
                                                 ANNUAL COMPENSATION      -------------
                                             --------------------------     SECURITIES
                                                                            UNDERLYING
                                                                              STOCK             ALL OTHER
NAME AND PRINCIPAL POSITION          YEAR     SALARY ($)     BONUS ($)     OPTIONS (#)     COMPENSATION ($)(1)
---------------------------------   ------   ------------   -----------   -------------   --------------------
Frank C. Lanza                       2000      $750,000      $500,000               --          $ 6,858
 (Chairman and Chief Executive       1999       750,000       200,000               --            9,536
 Officer) .......................    1998       750,000            --               --           11,341
Robert V. LaPenta                    2000       500,000       400,000               --           32,907
 (President and Chief Financial      1999       500,000       200,000               --           27,900
 Officer) .......................    1998       500,000            --               --           27,591
Christopher C. Cambria               2000       228,025       225,000               --           10,827
 (Senior Vice President,             1999       207,000       190,000           47,500            7,317
 Secretary and General Counsel)      1998       190,000       140,000               --            7,351
Michael T. Strianese                 2000       209,673       225,000               --           73,515
 (Senior Vice President, Finance)    1999       180,000       175,000           47,500           69,969
                                     1998       165,000       140,000               --           69,993



                                                                           LONG TERM
                                                                          COMPENSATION
                                                                             AWARDS
                                                ANNUAL COMPENSATION      -------------
                                            --------------------------     SECURITIES
                                                                           UNDERLYING
                                                                             STOCK             ALL OTHER
NAME AND PRINCIPAL POSITION         YEAR     SALARY ($)     BONUS ($)     OPTIONS (#)     COMPENSATION ($)(1)
--------------------------------   ------   ------------   -----------   -------------   --------------------

Charles J. Schafer
 (Vice President, Business         2000       230,000       175,000                --          $118,368
 Operations and President of the   1999       212,608        85,000            22,500           215,873
 Products Group) ...............   1998        69,600        75,000            20,000           135,925

----------
(1) Amounts for the year ended December 31, 2000 include: (a) our matching contributions of $6,800 under our savings plan for Messrs. LaPenta, Cambria, Strianese and Schafer; (b) the value of supplemental life insurance programs in the amounts of $6,858 for Mr. Lanza, $26,107 for Mr. LaPenta, $4,027 for Mr. Cambria, $6,715 for Mr. Strianese and $8,568 for Mr. Schafer; (c) a special annual bonus of $60,000 for Mr. Strianese related to our formation and (d) an employment signing bonus of $103,000 for Mr. Schafer.


                        OPTION GRANTS IN LAST FISCAL YEAR

     There were no options to purchase common stock granted in fiscal year 2000 to the named executive officers.

                                OPTION EXERCISES
                        AND FISCAL YEAR-END OPTION VALUES

     The following table provides information on options to purchase our common stock that were exercised during 2000 by our named executive officers; the total numbers of exercisable and non-exercisable options to purchase our common stock owned by the named executive officers at December 31, 2000, and the aggregate dollar value of such options that were in-the-money at December 31, 2000.


                                                                                                         VALUE OF
                                                                        NUMBER OF                       UNEXERCISED
                                                                  SECURITIES UNDERLYING                IN-THE-MONEY
                                     SHARES                        UNEXERCISED OPTIONS                  OPTIONS AT
                                    ACQUIRED       VALUE          AT FISCAL YEAR-END (#)          FISCAL YEAR-END ($)(1)
                                       ON         REALIZED   -------------------------------- -------------------------------
NAME AND PRINCIPAL POSITION       EXERCISE(#)       ($)       EXERCISABLE   UNEXERCISABLE(2)   EXERCISABLE   UNEXERCISABLE(2)
-------------------------------- ------------- ------------- ------------- ------------------ ------------- -----------------
Frank C. Lanza
 (Chairman and Chief Executive
 Officer) ......................         --             --      685,714         228,572        $48,363,408     $16,121,183
Robert V. LaPenta
 (President and Chief Financial
 Officer) ......................    100,000     $4,349,875      585,714         228,572         41,310,408      16,121,183
Christopher C. Cambria
 (Senior Vice President,
 Secretary and General Counsel)       6,600        313,079       29,234          31,666          1,558,045       1,225,809
Michael T. Strianese
 (Senior Vice President,
 Finance) ......................     12,000        555,860       35,834          34,666          1,914,833       1,390,809
Charles J. Schafer
 (Vice President, Business
 Operations and President of the
 Products Group) ...............      4,000        124,750       17,500          21,000            846,250         922,500

----------
(1) In accordance with SEC rules, the values of the in-the-money options were calculated by subtracting the exercise prices of the options from the December 29, 2000 closing stock price of our common stock of $77.00.

(2) These options are unexercisable because they have not yet vested under their terms.

PENSION PLAN

     The following table shows the estimated annual pension benefits payable under the L-3 Communications Corporation Pension Plan and Supplemental Employee Retirement Plan to a covered participant upon retirement at normal retirement age, based on career average compensation (salary and bonus) and years of credited service.


       AVERAGE                               YEARS OF CREDITED SERVICE
    COMPENSATION     --------------------------------------------------------------------------
    AT RETIREMENT         5         10         15         20         25         30        35
-------------------- ---------- ---------- ---------- ---------- ---------- --------- ---------
$  300,000..........  $19,048    $ 34,317   $ 46,563   $ 60,535   $ 71,839    80,981    88,348
   400,000 .........   25,701      46,308     62,837     81,621     96,789   109,031   118,885
   500,000 .........   32,352      58,297     79,109    102,708    121,740   137,082   149,424
   600,000 .........   39,004      70,289     95,386    123,797    146,688   165,130   179,959
   700,000 .........   45,655      82,275    111,654    144,881    171,638   193,179   210,495
   800,000 .........   52,308      94,268    127,931    165,969    196,588   221,226   241,031
   900,000 .........   58,961     106,258    144,204    187,055    221,534   249,274   271,563
 1,000,000 .........   65,612     118,247    160,476    208,141    246,483   277,322   302,100
 1,100,000 .........   72,264     130,236    176,749    229,229    271,435   305,375   332,639
 1,200,000 .........   78,915     142,225    193,022    250,314    296,384   333,421   363,173
 1,300,000 .........   85,567     154,215    209,295    271,402    321,334   361,472   393,710
 1,400,000 .........   92,219     166,205    225,568    292,487    346,280   389,518   424,245
 1,500,000 .........   98,871     178,195    241,841    313,574    371,230   417,569   454,782


     As of December 31, 2000, the current annual compensation and current years of credited service (including for Messrs. LaPenta and Strianese, years of credited service as an employee of Loral and Lockheed Martin) for each of the following persons were: Mr. Lanza, $950,000 and 4 years; Mr. LaPenta, $700,000 and 29 years; Mr. Strianese, $384,673 and 11 years; Mr. Cambria, $418,025 and 4 years; and Mr. Schafer, $315,000 and 2 years.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During the 2000 fiscal year, Messrs. Robert Millard, John Montague and Alan Washkowitz served as members of the compensation committee of the board of directors. None of these individuals served as an officer or employee of us or any of our subsidiaries. Messrs. Millard and Washkowitz are limited partners of Lehman Brothers Capital Partners III, L.P., one of our stockholders.

     Pursuant to a Stockholders Agreement entered into in connection with our incorporation and described under "Certain Relationships and Related Transactions--Stockholders Agreement", the Lehman Partnership has the right, from time to time subject to certain conditions, to require L-3 Holdings to register under the Securities Act shares of its common stock that the Lehman Partnership holds. The Lehman Partnership has the right to request up to four demand registrations and also has piggyback registration rights. L-3 Holdings has agreed in the Stockholders Agreement to pay expenses in connection with, among other things, (i) up to three demand registrations requested by the Lehman Partnership and (ii) any registration in which the existing stockholders participate through piggyback registration rights granted under such agreement. The Stockholders Agreement also provides that Lehman Brothers Inc. has the exclusive right to provide investment banking services, other than in connection with cash acquisitions undertaken by us, to L-3 Holdings through April 30, 2002, so long as the Lehman Partnership owns at least 10% of our outstanding common stock. This exclusivity period ended on April 30, 2000, as to cash acquisitions undertaken by L-3. In the event that Lehman Brothers Inc. agrees to provide any investment banking services to us, it will be paid fees that are mutually agreed upon based on similar transactions and practices in the investment banking industry.

     None of our executive officers serves as a member of the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of L-3 Holdings' board of directors or compensation committee.

STOCK OPTION PLANS

 1999 LONG-TERM PERFORMANCE PLAN

     In April 1999, we adopted the 1999 Plan. Awards under the 1999 Plan may be granted to any of our, or any of our subsidiaries' employees, including any of our officers, and to any individual who provides services to us or any of our subsidiaries on our behalf or on behalf of any of our subsidiaries. The number of shares authorized for grant of options or awards under this plan was 1,000,000 shares of our common stock.

 1997 STOCK OPTION PLAN

     In April 1997, we adopted the 1997 Plan, which authorizes the compensation committee to grant options to our and our subsidiaries' key employees. The number of shares authorized for grant of options or awards under this plan was 4,255,815 shares of our common stock. The 1997 Plan remains in effect for 10 years following the date of approval.

     On April 30, 1997, we granted each of Messrs. Lanza and LaPenta options to purchase 1,142,857 shares of our common stock at $6.47 per share. See "--Employment Agreements" for a description of the terms of these grants. On April 5, 1999, we amended the performance options previously granted to Mr. Lanza and Mr. LaPenta on April 30, 1997 to purchase 1,142,857 shares of L-3 Holdings common stock at $6.47 per share. The amendment eliminated the performance target acceleration provisions and provided that the unvested portion of the performance options, which aggregated 914,286 options at April 5, 1999, became exercisable as of April 30, 2000. These performance options would have originally vested nine years after the grant date, but would have become exercisable with respect to 20% of the shares subject to such performance options on each of March 2, 1998, April 30, 1999, 2000, 2001 and 2002, to the extent certain targets for our EBITDA were achieved.

     Each employee option was granted pursuant to an individual agreement that provides (i) 33% of shares underlying the option will become exercisable on each of the first three anniversaries of the grant date; (ii) all shares underlying the option will become exercisable upon certain events constituting a change of control; and (iii) the option will expire upon the earliest to occur of (A) the tenth anniversary of the grant date, (B) one year after termination of employment due to the optionee's death or permanent disability, (C) immediately upon termination of the optionee's employment for cause and (D) three months after termination of optionee's employment for any other reason.

     As of December 31, 2000, 420,395 shares in the aggregate of our common stock were available for additional awards that can be granted under the 1997 Plan and the 1999 Plan combined.

EMPLOYMENT AGREEMENTS

     L-3 Holdings entered into an employment agreement effective on April 30, 1997 with each of Mr. Lanza, Chairman and Chief Executive Officer of L-3 Holdings and L-3 Communications, who will receive a base salary of $750,000 per annum and appropriate executive level benefits, and Mr. LaPenta, President and Chief Financial Officer of L-3 Holdings and L-3 Communications, who will receive a base salary of $500,000 per annum and appropriate executive level benefits. These employment agreements provide for an initial term of five years, and will automatically renew for subsequent one-year periods, unless a party thereto gives notice of its intent to terminate at least 90 days prior to the expiration of the term.

     Upon a termination without cause or resignation for good reason, L-3 Holdings will be obligated, through the end of the term, to (i) continue to pay the base salary and (ii) continue to provide life insurance and medical and hospitalization benefits comparable to those provided to other senior executives; provide, however, that any such coverage shall terminate to the extent that Mr. Lanza or Mr. LaPenta, as the case may be, is offered or obtains comparable benefits coverage from any other employer. The employment agreements provide for confidentiality during employment and at all times thereafter. There is also a noncompetition and non-solicitation covenant which is effective during the employment term and for one year thereafter; provided, however, that if the employment terminates following the expiration of the initial term, the noncompetition covenant will only be effective during the period, if any, that L-3 Holdings pays the severance described above.

     We have granted each of Messrs. Lanza and LaPenta nonqualified options to purchase, at $6.47 per share, 1,142,857 shares of common stock. In each case, half of the options were structured as "time options" and half were structured initially as "performance options," collectively referred to herein as the options. The time options became exercisable with respect to 20% of the shares subject to the time options on each of March 2, 1998, April 30, 1999 and April 2000 and will become exercisable with respect to an additional 20% of the shares subject to the time options on each of April 30, 2001 and 2002 if employment continues through and including these dates. The performance options were initially structured to become exercisable nine years after the grant date, but became exercisable earlier if certain targets for our earnings before interest, income taxes, depreciation and amortization were achieved. On April 5, 1999, we amended the performance options to eliminate the performance target acceleration provisions and to provide that the unvested portion of the performance options vest and become exercisable as of April 30, 2000. The option term is ten years through April 30, 2007; except that if (i) the option-holder is fired for cause or resigns without good reason, the options will expire upon termination of employment or (ii) the option-holder is fired without cause, resigns for good reason, dies, becomes disabled or retires, the options will expire one year after termination of employment. Unexercisable options will terminate upon termination of employment, unless acceleration is expressly provided for. Upon a change of control, we may terminate the options, so long as the option-holders are cashed out or permitted to exercise their options prior to this change of control.

     We also have entered into a split-dollar life insurance agreement with Mr. LaPenta. Under the split-dollar agreement, we own and pay the premiums on the life insurance policy, and Mr. LaPenta has the right to designate a beneficiary to receive a fixed portion of the policy death benefit. The balance of the death benefit will be payable to us as a recovery of our investment.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

STOCKHOLDERS AGREEMENT

     In connection with our incorporation we, Lehman Brothers Capital Partners III, L.P. and certain of its affiliates, Messrs. Lanza and LaPenta and Lockheed Martin entered into the Stockholders Agreement, which terminated upon the completion of our initial public offering, except for the terms relating to:

     o    registration rights;

     o    provision of services to us by Lehman Brothers Inc.; and

     o    the standstill agreement by Lockheed Martin.

     Pursuant to the Stockholders Agreement, at this time Messrs. Lanza and LaPenta and the Lehman Partnership have the right, subject to certain conditions, to require L-3 Holdings to register their shares of common stock under the Securities Act of 1933. The Lehman Partnership has four demand registration rights and each of Messrs. Lanza and LaPenta has one demand registration right. Lockheed Martin sold all of its shares of our common stock in 1999. In addition, the Stockholders Agreement also provides some existing stockholders with piggyback registration rights. The Stockholders Agreement provides, among other things, that L-3 Holdings will pay expenses incurred in connection with:

     o up to three demand registrations requested by the Lehman Partnership and the two demand registrations requested by each of Messrs. Lanza and LaPenta; and

     o any registration in which those parties participate through piggyback registration rights granted under the agreement.

     The Lehman Partnership sold 2.0 million shares of their common stock of L-3 Holdings through the exercise of their piggyback registration rights in the February 1999 common stock offering of L-3 Holdings.

     The Stockholders Agreement also provides that Lehman Brothers Inc. has the exclusive right to provide investment banking services to us, other than in connection with cash acquisitions undertaken by us, through April 30, 2002, so long as the Lehman Partnership owns at least 10% of our outstanding common stock. In the event that Lehman Brothers Inc. agrees to provide any investment banking services to us, we will pay fees that are mutually agreed upon based on similar transactions and practices in the investment banking industry.

     Under the Stockholders Agreement, Lockheed Martin is subject to a standstill arrangement that expires on April 30, 2002, which generally prohibits its share ownership percentage in L-3 Holdings, if any, from exceeding 34.9%.

TRANSACTIONS WITH AFFILIATES OF SELLING STOCKHOLDERS

     Lehman Brothers Capital Partners III, L.P. and certain of its affiliates will sell some of their L-3 Holdings common stock in this offering. As of March 12, 2001, the Lehman Partnership owned 15.9% of the common stock of L-3 Holdings. Additionally, Lehman Brothers Inc., an affiliate of the Lehman Partnership, will be one of the underwriters of this offering of common stock.

See "Underwriting" below.

     As described above, one provision of the Stockholders Agreement gave Lehman Brothers Inc. the exclusive right to provide investment banking services to us, other than in connection with cash acquisitions undertaken by us, through April 2002, so long as the Lehman Partnership owns at least 10% of our common stock.

     Over the past three years, Lehman Brothers Inc. has entered into various transactions with L-3 Holdings and its subsidiaries. As required by the Stockholders Agreement, all fees paid in connection with such transactions and services were mutually agreed upon and, in our opinion, based on similar transactions and practices in the investment banking industry. We believe that all of these transactions were entered into on terms and conditions at least as favorable to us as they would have been had we entered into these transactions with other investment banks.

CAPITAL MARKETS SERVICES

     In May 1998, Lehman Brothers Inc. acted as one of several initial purchasers and placement agents of $180.0 million of 8 1/2% Senior Subordinated Notes due 2008 issued by L-3 Communications. In May 1998, Lehman Brothers Inc. acted as lead underwriter for the shares of common stock that we sold in our IPO. Lehman Brothers Inc. also acted as one of several initial purchasers and placement agents of $200.0 million of 8% Senior Subordinated Notes due 2008 issued by L-3 Communications in December 1998. In February 1999, Lehman Brothers Inc. acted as lead underwriter for the 5.0 million shares of common stock that we sold in a follow-on public offering. Additionally, as part of that transaction, the Lehman Partnership sold 6.5 million shares in a secondary public offering. In November and December 2000, Lehman Brothers Inc. was the sole initial purchaser of $300 million of our 5.25% Convertible Senior Subordinated Notes due 2009. In each of these financing transactions, Lehman Brothers Inc. received customary fees, underwriting discounts and commissions.

MERGER AND ACQUISITIONS ADVISORY SERVICES

     In January 1999, Lehman Brothers Inc. acted as our advisor in connection with our acquisition of Microdyne Corporation. In April 1999, Lehman Brothers Inc. acted as our advisor in connection with our acquisition of Aydin Corporation. For these services, Lehman Brothers Inc. received customary fees.

SENIOR CREDIT FACILITIES

     In May 1998, Lehman Brothers Inc. acted as joint lead arranger and joint book manager and Lehman Commercial Paper Inc., an affiliate of Lehman Brothers Inc., acted as documentation agent, syndicate agent and lender in connection with two of L-3 Communications' senior credit facilities. In connection with those transactions, both Lehman Brothers Inc. and Lehman Commercial Paper Inc. received customary fees and interest. In connection with L-3 Communications' $300 million 364-day revolving senior credit facility entered into in April 2000, Lehman Brothers Inc. acted as joint lead arranger and joint book manager, and Lehman Commercial Paper Inc. acted as documentation agent, syndicate agent and lender. L-3 Communications entered into this facility after arms-length negotiations and on the same terms with all of the other parties thereunder. During the twelve-month period ended February 28, 2001, Lehman Brothers Inc. and Lehman Commercial Paper Inc. received interest payments and fees under these senior credit facilities totaling approximately $2.7 million.

                       PRINCIPAL AND SELLING STOCKHOLDERS

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     As of March 12, 2001, there were 33,953,182 shares of L-3 Holdings common stock outstanding. We know of no person who, as of March 12, 2001, beneficially owned more than five percent of the common stock, except as set forth below.


                                                   SHARES OWNED                SHARES OWNED
                                              PRIOR TO THE OFFERING         AFTER THE OFFERING
                                            --------------------------   -------------------------
         NAME OF BENEFICIAL OWNER              NUMBER      PERCENTAGE       NUMBER      PERCENTAGE
-----------------------------------------   -----------   ------------   -----------   -----------

Lehman Brothers Holdings Inc. and certain
 of its affiliates(1)
 c/o Lehman Brothers Holdings Inc.
 Three World Financial Center
 New York, New York 10285 ...............   5,398,969          15.9%     3,898,969         10.1%

Citigroup Inc.(2)
 153 East 53rd Street
 New York, New York 10043 ...............   3,834,025          11.3%     3,834,025         10.0%

Frank C. Lanza(3)
 c/o L-3 Communications Holdings, Inc.
 600 Third Avenue, 34th Floor
 New York, New York 10016 ...............   2,425,571           7.1%     2,425,571          6.3%

Robert V. LaPenta(4)
 c/o L-3 Communications Holdings, Inc.
 600 Third Avenue, 34th Floor
 New York, New York 10016 ...............   2,453,223           7.2%     2,453,223          6.4%

----------
(1) Prior to this offering, Lehman Brothers Holdings, Inc. directly owned 1,251,873 shares of Common Stock of L-3 Holdings. Lehman Brothers Holdings, Inc. is general partner and a limited partner of Lehman Brothers Capital Partners III, L.P. Prior to this offering, Lehman Brothers Capital Partners III, L.P. directly owned 3,000,781 shares of Common Stock of L-3 Holdings. Lehman Brothers Inc. is a wholly owned subsidiary of Lehman Brothers Holdings Inc. and is the parent of LB I Group Inc. Prior to this offering, LB I Group Inc. directly owned 1,146,315 shares of Common Stock of L-3 Holdings. David J. Brand, Alberto
      M. Finali, Robert B. Millard and Alan H. Washkowitz, each of whom is a member of our board of directors, are each Managing Directors of Lehman Brothers Inc. As limited partners of Lehman Brothers Capital Partners III, L.P., Messrs. Finali, Millard and Washkowitz may be deemed to have shared beneficial ownership of shares of the common stock held by Lehman Brothers Capital Partners III, L.P. Such individuals disclaim any such beneficial ownership.

(2) Based on a Schedule 13G dated February 14, 2001, in which Citigroup Inc. reported that it had shared voting and dispositive power over 3,834,205 shares of common stock.

(3) The shares of common stock beneficially owned includes 800,000 shares issuable under employee stock options and exercisable within 60 days of March 12, 2001.

(4) The shares of common stock beneficially owned includes 700,000 shares issuable under employee stock options and exercisable within 60 days of March 12, 2001 and 252 shares allocated to the account of Mr. LaPenta under our savings plans.

SECURITY OWNERSHIP OF MANAGEMENT

     The following table shows the amount of common stock beneficially owned (unless otherwise indicated) by our executive officers, our directors, and by all of our current executive officers and directors as a group. Except as otherwise indicated, all information listed below is as of March 12, 2001.


                                                        SHARES OWNED                      SHARES OWNED
                                                   PRIOR TO THE OFFERING               AFTER THE OFFERING
                                              --------------------------------   -------------------------------
          NAME OF BENEFICIAL OWNER             NUMBER(1)(2)     PERCENTAGE(3)     NUMBER(1)(2)     PERCENTAGE(3)
-------------------------------------------   --------------   ---------------   --------------   --------------
Directors and Executive Officers
Frank C. Lanza ............................      2,425,571            7.1%          2,425,571           6.3%
Robert V. LaPenta .........................      2,453,223            7.2%          2,453,223           6.4%
Michael T. Strianese ......................         26,230             --              26,230            --
Christopher C. Cambria ....................          8,638             --               8,638            --
Charles J. Schafer ........................         17,718             --              17,718            --
David J. Brand(4) .........................         49,479             --              49,479            --
Thomas A. Corcoran(5) .....................          1,619             --               1,619            --
Alberto M. Finali(4) ......................         40,125             --              40,125            --
Robert B. Millard(4)(6) ...................         65,009             --              65,009            --
John E. Montague(5) .......................          1,619             --               1,619            --
John M. Shalikashvili(5) ..................          1,731             --               1,731            --
Arthur L. Simon(5) ........................          3,500             --               3,500            --
Alan M. Washkowitz(4)(7) ..................        129,965             --             129,965            --
Directors and Executive Officers as a Group
 (20 persons)(8) ..........................      5,260,754           15.5%          5,260,754          13.7%

----------
(1) The shares of our common stock beneficially owned include the number of shares (i) issuable under employee stock options and exercisable within 60 days of March 12, 2001 and (ii) allocated to the accounts of executive officers under our savings plans. Of the number of shares shown above,
      (i) the following represent shares that may be acquired upon exercise of employee stock options for the accounts of: Mr. Lanza, 800,000 shares; Mr. LaPenta, 700,000 shares; Mr. Strianese, 26,000 shares, Mr. Cambria, 8,400 shares and Mr. Schafer, 17,500 shares; and (ii) the following represent shares allocated under our saving plans to the accounts of: Mr. LaPenta, 252 shares; Mr. Strianese, 230 shares; Mr. Cambria, 238 shares; and Mr. Schafer, 218 shares.

(2) The number of shares shown includes shares that are individually or jointly owned, as well as shares over which the individual has either sole or shared investment or voting authority.

(3) Share ownership does not exceed one percent of the class unless otherwise indicated.

(4) David J. Brand, Alberto M. Finali, Robert B. Millard and Alan H. Washkowitz, each of whom is a member of our board of directors, are each Managing Directors of Lehman Brothers Inc. As limited partners of Lehman Brothers Capital Partners III, L.P., Messrs. Finali, Millard and Washkowitz may be deemed to have shared beneficial ownership of shares of our common stock held by Lehman Brothers Capital Partners III, L.P. Such individuals disclaim any such beneficial ownership.

(5) Includes 1,500 shares issuable and exercisable under director stock options within 60 days of March 12, 2001 in the case of Messrs. Corcoran, Montague, and Shalikashvili and 500 shares in the case of Mr. Simon.

(6) Includes 52,639 shares owned by a charitable foundation of which Mr. Millard and his wife are the sole trustees, and as to which Mr. Millard disclaims beneficial ownership.

(7) Includes 55,665 shares in trust, for the benefit of Mr. Washkowitz's children, for which Mr. Washkowitz and his wife are co-trustees and as to which Mr. Washkowitz disclaims beneficial ownership.

(8) Includes 1,586,383 shares issuable under employee stock options and exercisable under employee stock options within 60 days of March 12, 2001, and 4,982 shares allocated to the accounts of executive officers under our savings plans.

SELLING STOCKHOLDERS

     The table below presents certain information regarding the beneficial ownership of the common stock outstanding as of March 12, 2001 (but without giving effect to the underwriters' exercise of the over-allotment option) by the selling stockholders.


                                                     SHARES OWNED                          SHARES OWNED
                                                PRIOR TO THE OFFERING    SHARES BEING   AFTER THE OFFERING
                                               ------------------------  SOLD IN THE  -----------------------
           NAME OF BENEFICIAL OWNER               NUMBER    PERCENTAGE     OFFERING      NUMBER    PERCENTAGE
---------------------------------------------- ----------- ------------ ------------- ----------- -----------
Lehman Brothers Capital Partners III, L.P. and
 affiliates(1) ............................... 5,398,969        15.9%   1,500,000     3,898,969       10.1%

----------
(1) See "Certain Relationships and Related Transactions" above for a discussion of transactions between L-3 and the Selling Stockholders and their affiliates.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The current certificate of incorporation of L-3 Holdings authorizes 100,000,000 shares of common stock with a par value of $.01 per share and 25,000,000 shares of preferred stock. As of March 12, 2001, the outstanding capital stock of L-3 Holdings consisted of 33,953,182 shares of common stock held by 152 stockholders of record, not including the stockholders for whom shares are held in a "nominee" or "street" name. The following summaries of certain provisions of the common stock do not purport to be complete and are subject to, and qualified in their entirety by, the provisions of the certificate of incorporation and bylaws of L-3 Holdings and by applicable law.

COMMON STOCK

     Holders of our common stock are entitled to one vote per share on all matters to be voted upon by stockholders of L-3 Holdings, and do not have cumulative voting rights. The holders of our common stock are entitled to ratably receive such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose, subject to preferences that may be applicable to any outstanding preferred stock and any other provisions of the L-3 Holdings certificate of incorporation. See "Dividend Policy". L-3 Holdings does not, however, anticipate paying any cash dividends in the foreseeable future. Holders of common stock have no preemptive or other rights to subscribe for additional shares. No shares of common stock are subject to redemption or a sinking fund. In the event of any liquidation, dissolution or winding up of L-3 Holdings, after payment of the debts and other liabilities of L-3 Holdings, and subject to the rights of holders of shares of preferred stock, holders of common stock are entitled to share in any distribution to the stockholders on a pro-rata basis. All of the outstanding shares of common stock of L-3 Holdings are, and the shares of common stock offered hereby will be, fully paid and non-assessable.

PREFERRED STOCK

     Our board of directors is authorized, without further vote or action by holders of common stock, to issue 25,000,000 shares of preferred stock in one or more series and to designate the rights, preferences, limitations and restrictions of and upon shares of each series, including voting, redemption and conversion rights. The board of directors may also designate dividend rights and preferences in liquidation. It is not possible to state the effect of the authorization and issuance of any series of preferred stock upon the rights of such shares without further action by holders of common stock. In addition, under certain circumstances, the issuance of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of L-3 Holdings' common stock or the removal of incumbent management, which could thereby depress the market price of our common stock. We do not currently have any preferred stock outstanding.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is First Chicago Trust Company of New York.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR CHARTER AND BYLAWS

     The certificate of incorporation of L-3 Holdings provides for our board of directors to be divided into three classes, with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Stockholders have no cumulative voting rights, and the stockholders representing a majority of the shares of common stock outstanding are able to elect all of the directors.

     The certificate of incorporation of L-3 Holdings also requires that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. Our stockholders may amend our bylaws or adopt new bylaws, by the affirmative vote of 662/3% of the outstanding voting securities. A special meeting of the stockholders may be called by our Chairman, Chief Executive Officer or any stockholders owning 10% or more of the outstanding shares of common stock. These provisions may have the effect of delaying, deferring or preventing a change in control.

     The classification of the board of directors and lack of cumulative voting will make it more difficult not only for another party to obtain control of us by replacing our board of directors, but also for our existing stockholders to replace our board of directors. Since the board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

     Our anti-takeover and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management. They are intended to enhance the likelihood of continued stability in the composition of our board of directors and in the policies of our board of directors and to discourage certain types of transactions that may involve an actual or threatened change in control. Additionally, these provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     We, as a Delaware corporation, are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits us from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:

    o prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

    o upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85.0% of our outstanding voting stock at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

    o at or subsequent to such time, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 662/3% of our outstanding voting stock that is not owned by the interested stockholder.

     In general, Section 203 defines "business combination" to include the following:

    o any merger or consolidation involving the interested stockholder and us;

    o any sale, transfer, pledge or other disposition of 10% or more of assets involving the interested stockholder;

    o subject to certain exceptions, any transaction that results in our issuance or transfer of any of our stock to the interested stockholder;

    o any transaction involving us that has the effect of increasing the proportionate share of the stock or any class or series of our stock beneficially owned by the interested stockholder; or

    o the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through us.

     In general, Section 203 defines "interested stockholder" as an entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
                         FOR NON-UNITED STATES HOLDERS

     The following summary describes the material United States federal income and estate tax consequences of the ownership of common stock by a Non-U.S. Holder (as defined below) as of the date hereof. This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Special rules may apply to certain Non-U.S. Holders, such as "controlled foreign corporations", "passive foreign investment companies", "foreign personal holding companies" and corporations that accumulate earnings to avoid U.S. federal income tax, that are subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

     As used herein, a "U.S. Holder" of common stock means a holder that is (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source and (iv) a trust (X) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Code or (Y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person. A "Non-U.S. Holder" is a holder that is not a U.S. Holder.

DIVIDENDS

     Dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     A Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate (and avoid back-up withholding as discussed below) for dividends paid will be required to satisfy applicable certification and other requirements.

     A Non-U.S. Holder of common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service (the "IRS").

GAIN ON DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of common stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) the Company is or has been a "U.S. real property holding corporation" for United States federal income tax purposes.

     A Non-U.S. Holder described in clause (i) above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates and, if it is a corporation, may be subject to the branch profits tax at a rate equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States).

     The Company believes it is not and does not anticipate becoming a "U.S. real property holding corporation" for United States federal income tax purposes.

FEDERAL ESTATE TAX

     Common stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     The Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

     A Non-US Holder will be subject to back-up withholding unless applicable certification requirements are met.

     Payment of the proceeds of a sale of common stock within the United States or conducted through certain U.S. related financial intermediaries is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge that the beneficial owner is a United States person) or the holder otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

                                  UNDERWRITING

     Under the terms of an underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Lehman Brothers Inc., Bear, Stearns & Co. Inc., Credit Suisse First Boston Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated and SG Cowen Securities Corporation, are acting as representatives, have severally agreed to purchase from us and the selling stockholders the respective number of shares of common stock opposite their names below:


                                                     NUMBER OF
UNDERWRITER                                           SHARES
--------------------------------------------------- ----------
   Lehman Brothers Inc. ...........................
   Bear, Stearns & Co. Inc. .......................
   Credit Suisse First Boston Corporation .........
   Merrill Lynch, Pierce, Fenner & Smith
     Incorporated .................................
   SG Cowen Securities Corporation ................


                                                    ---------
      Total ....................................... 6,000,000
                                                    =========

     The underwriting agreement provides that the underwriters are obligated to purchase, subject to certain conditions, all of the shares of common stock in the offering if any are purchased, other than those covered by the over-allotment options described below.

     If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the agreement may be terminated. The conditions contained in the underwriting agreement include the requirement that:

     o the representations and warranties made by us and the selling stockholders to the underwriters are true;

     o    there is no material change in the financial markets; and

     o we and the selling stockholders deliver to the underwriters customary closing documents.

     We have granted the underwriters a 30 day option after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of an additional 225,000 shares at the public offering price less underwriting discounts and commissions. Additionally, the selling stockholders have granted the underwriters a 30 day option after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 675,000 shares at the public offering price less underwriting discounts and commissions. These options may be exercised to cover over-allotments, if any, made in connection with the offering. To the extent that these options are exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter's percentage underwriting commitment in the offering as indicated in the preceding table. The foregoing limitations do not apply to stabilizing transactions, syndicate covering transactions and penalty bids for the purpose of pegging, fixing or maintaining the price of common stock, in accordance with Regulation M under the Exchange Act.

     The representatives of the underwriters have advised us and the selling stockholders that the underwriters propose to offer shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, who may include the underwriters, at such offering price less a selling concession not in excess of $ per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $ per share to other dealers. After the offering, the representatives may change the public offering price and other offering terms.

     The following table summarizes the underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment options to purchase up to 900,000 additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to the Company and the selling stockholders for the shares.


                                                   NO EXERCISE     FULL EXERCISE
                                                  -------------   --------------
   Per share ..................................
   Total paid by L-3 ..........................
   Total paid by selling stockholders .........


     The expenses of this offering, excluding underwriting discounts and cash summarized in the table above, that are payable by us are $1,100,000 and those payable by the selling stockholders are estimated to be $250,000.

     The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

     o Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment options. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment options. The underwriters may close out any short position by either exercising their over-allotment options and/or purchasing shares in the open market.

     o Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     o Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment options, which is called a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     o Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

     These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

     Neither we, the selling stockholders, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we, the selling stockholders, nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

     The underwriters have informed us that they do not intend to confirm sales to discretionary accounts without the prior written approval of the customer.

     Messrs. Lanza and LaPenta and the Lehman Partnership who, after this offering will own in the aggregate 8,777,763 shares of L-3 Holdings' outstanding common stock, and L-3 Holdings have agreed that they will not, subject to certain limited exceptions, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for any such shares of common stock or enter into any derivative transaction with similar effect as a sale of common stock, for a period of 90 days from the date of this prospectus without the prior written consent of Lehman Brothers Inc. The restrictions described in this paragraph do not apply to:

     o    the sale of common stock to the underwriters in this offering,

     o the issuance by L-3 Holdings of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus,

     o transactions by any person other than L-3 Holdings relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering, or

     o the ability of Messrs. Lanza and LaPenta to sell up to an aggregate of 300,000 shares beginning 30 days after the completion of this offering.

     We and the selling stockholders have agreed to indemnify, under certain circumstances, the underwriters against liabilities relating to the offering, including liabilities under the Securities Act, liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute, under certain circumstances, to payments that the underwriters may be required to make for these liabilities.

     Any offers in Canada will be made only under an exemption from the requirements to file a prospectus and an exemption from the dealer registration requirement (where such an exemption is not available, others shall be made only by a registered dealer) in the relevant province of Canada where the sale is made.

     Purchasers of the shares of common stock may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price on the cover of this prospectus.

     From time to time, Lehman Brothers Inc., Bear, Stearns & Co. Inc., Credit Suisse First Boston Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated and SG Cowen Securities Corporation and their affiliates have provided, and may continue to provide, investment banking services to L-3 Holdings for which L-3 Holdings has paid the customary fees. In addition, certain of the selling stockholders are affiliates of Lehman Brothers Inc. Furthermore, Lehman Brothers Commercial Paper Inc., an affiliate of Lehman Brothers Inc., and Societe Generale, the parent of SG Cowen Securities Corporation, are lenders under the senior credit facilities. After the completion of this offering and assuming that the underwriters' over-allotment options are fully exercised, the Lehman Partnership will beneficially own 8.3% of the outstanding capital stock of L-3 Holdings.

     Under Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD"), the Company is considered an affiliate of Lehman Brothers Inc. This offering is being conducted in accordance with Rule 2720. Because the net proceeds to us from this offering may be paid to affiliates of certain of the underwriters to repay existing loans, this offering is being conducted in accordance with Rule 2710(c)(8) and Rule 2720 of the NASD.

                                  LEGAL MATTERS

     The validity of the common stock offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett, New York, New York and for the underwriters by Latham & Watkins, New York, New York.

                                     EXPERTS

     Our financial statements have been included in this prospectus in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given upon their authority as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements as of December 31, 2000 and 1999 and for the years ended December 31, 2000, 1999 and 1998.


 Report of Independent Auditors ..................................................   F-2

 Consolidated Balance Sheets as of December 31, 2000 and December 31, 1999 .......   F-3

 Consolidated Statements of Operations for the years ended December 31, 2000, 1999
   and 1998 ......................................................................   F-4

 Consolidated Statements of Shareholders' Equity for the years ended December 31,
   2000, 1999 and 1998 ...........................................................   F-5

 Consolidated Statements of Cash Flows for the years ended December 31, 2000, 1999
   and 1998 ......................................................................   F-6

 Notes to Consolidated Financial Statements ......................................   F-7

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2000 ......................................................... F-29


                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of L-3 Communications Holdings, Inc.

We have audited the accompanying consolidated balance sheets of L-3 Communications Holdings, Inc. and subsidiaries (the "Company") as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2000 and 1999, their consolidated results of operations and cash flows for each of the three years ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

                                                  /s/ PricewaterhouseCoopers LLP

1177 Avenue of the Americas
New York, New York
February 6, 2001

                        L-3 COMMUNICATIONS HOLDINGS, INC.

                           CONSOLIDATED BALANCE SHEETS

                        (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                                DECEMBER 31,
                                                                       ------------------------------
                                                                            2000             1999
                                                                       --------------   -------------

                                     ASSETS

Current assets:
 Cash and cash equivalents .........................................     $   32,680      $   42,788
 Contracts in process ..............................................        700,133         479,143
 Deferred income taxes .............................................         89,732          32,985
 Other current assets ..............................................          7,025           7,761
                                                                         ----------      ----------
   Total current assets ............................................        829,570         562,677
                                                                         ----------      ----------
Property, plant and equipment, net .................................        156,128         140,971
Intangibles, primarily goodwill ....................................      1,371,368         821,552
Deferred income taxes ..............................................         57,111          56,858
Other assets .......................................................         49,367          46,683
                                                                         ----------      ----------
   Total assets ....................................................     $2,463,544      $1,628,741
                                                                         ==========      ==========

               LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Accounts payable, trade ...........................................     $  159,901      $   98,693
 Accrued employment costs ..........................................        102,606          70,618
 Accrued expenses ..................................................         55,576          29,030
 Customer advances .................................................         55,203          56,738
 Accrued interest ..................................................         16,335          12,683
 Income taxes ......................................................          7,251           2,715
 Other current liabilities .........................................         71,797          36,680
                                                                         ----------      ----------
   Total current liabilities .......................................        468,669         307,157
                                                                         ----------      ----------
Pension and postretirement benefits ................................        105,523         110,262
Other liabilities ..................................................        101,783          23,147
Long-term debt .....................................................      1,095,000         605,000

Commitments and contingencies
Shareholders' equity:
 Common stock; $.01 par value; authorized 100,000,000 shares,
   issued and outstanding 33,606,645 and 32,794,547 shares .........        515,926         483,694
 Retained earnings .................................................        186,272         103,545
 Unearned compensation .............................................         (2,457)         (1,661)
 Accumulated other comprehensive loss ..............................         (7,172)         (2,403)
                                                                         ----------      ----------
Total shareholders' equity .........................................        692,569         583,175
                                                                         ----------      ----------
   Total liabilities and shareholders' equity ......................     $2,463,544      $1,628,741
                                                                         ==========      ==========

                 See notes to consolidated financial statements.

                       L-3 COMMUNICATIONS HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                            YEAR ENDED DECEMBER 31,
                                              ---------------------------------------------------
                                                    2000              1999              1998
                                              ---------------   ---------------   ---------------
Sales .....................................     $ 1,910,061       $ 1,405,462       $ 1,037,045
Costs and expenses ........................       1,687,343         1,254,976           936,696
                                                -----------       -----------       -----------
Operating income ..........................         222,718           150,486           100,349
Interest and other income .................           4,393             5,534             2,659
Interest expense ..........................          93,032            60,590            49,558
                                                -----------       -----------       -----------
Income before income taxes ................         134,079            95,430            53,450
Provision for income taxes ................          51,352            36,741            20,899
                                                -----------       -----------       -----------
Net income ................................     $    82,727       $    58,689       $    32,551
                                                ===========       ===========       ===========
Earnings per common share:
 Basic ....................................     $      2.48       $      1.83       $      1.32
                                                ===========       ===========       ===========
 Diluted ..................................     $      2.37       $      1.75       $      1.26
                                                ===========       ===========       ===========
Weighted average common shares outstanding:
 Basic ....................................          33,355            32,107            24,679
                                                ===========       ===========       ===========
 Diluted ..................................          34,953            33,516            25,900
                                                ===========       ===========       ===========

                 See notes to consolidated financial statements.

                        L-3 COMMUNICATIONS HOLDINGS, INC.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                 (IN THOUSANDS)


                                   COMMON STOCK                                            ACCUMULATED
                                 ----------------  ADDITIONAL                                 OTHER
                                  SHARES    PAR      PAID-IN    RETAINED     UNEARNED     COMPREHENSIVE
                                  ISSUED   VALUE     CAPITAL    EARNINGS   COMPENSATION   INCOME (LOSS)    TOTAL
                                 -------- ------- ------------ ---------- -------------- -------------- -----------
Balance December 31, 1997 ......  17,056   $171     $101,191    $ 12,305                                 $113,667
Comprehensive income:
 Net income ....................                                  32,551                                   32,551
 Minimum pension liability
  adjustment, net of tax .......                                                            $ (9,514)      (9,514)
 Foreign currency translation
  adjustment ...................                                                                (137)        (137)
                                                                                                         --------
                                                                                                           22,900
Shares issued:
 Sale of common stock ..........   6,900     69      139,431                                              139,500
 Employee benefit plans ........      22     --          967                                                  967
 Exercise of stock options .....     480      5        3,887                                                3,892
 Conversion of common
  stock subject to
  repurchase agreement .........   2,944     29       19,019                                               19,048
                                  ------   ----     --------                                             --------

Balance December 31, 1998 ......  27,402    274      264,495      44,856                      (9,651)     299,974
Comprehensive income:
 Net income ....................                                  58,689                                   58,689
 Minimum pension liability
  adjustment, net of tax .......                                                               9,443        9,443
 Unrealized loss on
  securities, net of tax .......                                                                (970)        (970)
 Foreign currency translation
  adjustment ...................                                                              (1,225)      (1,225)
                                                                                                         --------
                                                                                                           65,937

Shares issued:
 Sale of common stock ..........   5,000     50      201,763                                              201,813
 Employee benefit plans ........     163      2        6,991                                                6,993
 Acquisition consideration .....     151      2        6,432                                                6,434
 Exercise of stock options .....      79     --        1,764                                                1,764
Grant of restricted stock ......                       1,921                 $ (1,921)                         --
Amortization of unearned
 compensation ..................                                                  260                         260
                                                                             --------                    --------

Balance December 31, 1999 ......  32,795    328      483,366     103,545       (1,661)        (2,403)     583,175
Comprehensive income:
 Net income ....................                                  82,727                                   82,727
 Minimum pension liability
  adjustment, net of tax .......                                                                (819)        (819)
 Foreign currency translation
  adjustment ...................                                                              (1,222)      (1,222)
 Unrealized loss on
  securities, net of tax .......                                                              (2,728)      (2,728)
                                                                                                         --------
                                                                                                           77,958

Shares issued:
 Employee benefit plans ........     235      2       12,640                                               12,642
 Exercise of stock options .....     577      6       18,056                                               18,062
Grant of restricted stock ......                       1,512                   (1,512)                         --
Amortization of unearned
 compensation ..................                                                  716                         716
Other ..........................                          16                                                   16
                                                    --------                                             --------
Balance December 31, 2000 ......  33,607   $336     $515,590    $186,272     $ (2,457)      $ (7,172)    $692,569
                                  ======   ====     ========    ========     ========       ========     ========

                 See notes to consolidated financial statements.

                        L-3 COMMUNICATIONS HOLDINGS, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)


                                                                              YEAR ENDED DECEMBER 31,
                                                                    --------------------------------------------
                                                                        2000            1999            1998
                                                                    ------------   -------------   -------------
OPERATING ACTIVITIES:
Net income ......................................................    $   82,727     $   58,689      $   32,551
Goodwill amortization ...........................................        35,327         20,970          13,966
Depreciation and other amortization .............................        38,927         32,748          26,389
Amortization of deferred debt issue costs .......................         5,724          3,904           2,564
Deferred income tax provision ...................................        25,103         28,831          19,786
Other noncash items .............................................        12,517          6,617             967
Changes in operating assets and liabilities, net of amounts acquired:

 Contracts in process ...........................................       (66,402)       (61,670)        (23,807)
 Other current assets ...........................................        (2,599)           (70)             48
 Other assets ...................................................          (416)           552            (376)
 Accounts payable ...............................................        38,065          2,896          23,480
 Accrued employment costs .......................................         6,239          2,052           8,653
 Accrued expenses ...............................................         2,274         (6,280)            (90)
 Customer advances ..............................................       (17,087)         5,766         (12,132)
 Accrued interest ...............................................         3,637          5,985           2,279
 Income taxes ...................................................        13,161          3,917             331
 Other current liabilities ......................................       (59,286)       (13,554)        (12,281)
 Pension and postretirement benefits ............................        (7,214)         1,788              18
 Other liabilities ..............................................         1,959          7,102           2,873
 All other operating activities .................................         1,149         (1,225)           (137)
                                                                     ----------     ----------      ----------
Net cash from operating activities ..............................       113,805         99,018          85,082
                                                                     ----------     ----------      ----------
INVESTING ACTIVITIES:
Acquisition of businesses, net of cash acquired .................      (599,608)      (272,195)       (447,988)
Proceeds from net assets held for sale ..........................            --             --           6,653
Capital expenditures ............................................       (33,580)       (23,456)        (23,429)
Disposition of property, plant and equipment ....................        18,060          6,713             970
Other investing activities ......................................         6,905          4,136          (9,069)
                                                                     ----------     ----------      ----------
Net cash (used in) investing activities .........................      (608,223)      (284,802)       (472,863)
                                                                     ----------     ----------      ----------
FINANCING ACTIVITIES:
Repayment of borrowings under term loan facilities ..............            --             --        (172,000)
Borrowings under revolving credit facility ......................       858,500         74,700         367,000
Repayment of borrowings under revolving credit facility .........      (668,500)       (74,700)       (367,000)
Proceeds from sale of senior subordinated notes .................            --             --         380,000
Proceeds from sale of convertible senior subordinated notes             300,000             --              --
Proceeds from sale of common stock, net .........................            --        201,582         139,500
Debt issuance costs .............................................       (12,916)          (323)        (14,173)
Proceeds from exercise of stock options .........................         8,954            658           3,110
Other financing activities ......................................        (1,728)           525              --
                                                                     ----------     ----------      ----------
Net cash from financing activities ..............................       484,310        202,442         336,437
                                                                     ----------     ----------      ----------
Net increase (decrease) in cash .................................       (10,108)        16,658         (51,344)
Cash and cash equivalents, beginning of period ..................        42,788         26,130          77,474
                                                                     ----------     ----------      ----------
Cash and cash equivalents, end of period ........................    $   32,680     $   42,788      $   26,130
                                                                     ==========     ==========      ==========

                 See notes to consolidated financial statements.

                        L-3 COMMUNICATIONS HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1. DESCRIPTION OF BUSINESS

     L-3 Communications Holdings, Inc. ("L-3 Holdings"), and subsidiaries ("L-3" or the "Company"), including its wholly-owned subsidiary L-3 Communications Corporation ("L-3 Communications") is a merchant supplier of sophisticated secure communication systems and specialized communication products. The Company produces secure, high data rate communication systems, training and simulation systems, avionics and ocean products, telemetry, instrumentation and space products and microwave components. These systems and products are critical elements of virtually all major communication, command and control, intelligence gathering and space systems. The Company's systems and specialized products are used to connect a variety of airborne, space, ground- and sea-based communication systems and are used in the transmission, processing, recording, monitoring and dissemination functions of these communication systems. The Company's customers include the U.S. Department of Defense ("DoD"), certain U.S. Government intelligence agencies, major aerospace and defense contractors, foreign governments, commercial customers and certain other U.S. Government agencies. The Company has two reportable segments, Secure Communication Systems and Specialized Communication Products.

     Secure Communication Systems. This segment provides secure, high data rate communications systems for military and other U.S. Government reconnaissance and surveillance applications. The major secure communication programs and systems include:

     o secure data links for airborne, satellite, ground- and sea-based remote platforms for real time information collection and dissemination to users;

     o strategic and tactical signal intelligence systems that detect, collect, identify, analyze and disseminate information;

     o    secure telephone and network equipment and encryption management;

     o    communication software support services; and

     o communication systems for surface and undersea vessels and manned space flights.

     The Secure Communication Systems segment includes the training and simulation business, which produces advanced simulation and training products, with high-fidelity representations of cockpits and operator stations for aircraft and vehicle system simulation. This segment also provides a full range of teaching, training, logistic and training device support services to domestic and international military customers, and ballistic targets for the DoD.

     Specialized Communication Products. This segment supplies products to military and commercial customers, and focuses on niche markets in which the Company believes it can achieve a market leadership position. This reportable segment includes three product categories:

     o avionics and ocean products including aviation recorders, airborne collision avoidance products, displays, antennas, acoustic undersea warfare products and naval power distribution, conditioning, switching and protection equipment;

     o telemetry, instrumentation and space products including commercial off-the-shelf, real-time data collection and transmission products and components for missile, aircraft and space-based electronic systems; and

     o microwave components including commercial off-the-shelf, high-performance microwave components and frequency monitoring equipment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION: The consolidated financial statements of the Company include all wholly owned and significant majority-owned subsidiaries. Investments over which the Company has significant influence but does not have voting control are accounted for by the equity method.

                        L-3 COMMUNICATIONS HOLDINGS, INC.

                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     CASH AND CASH EQUIVALENTS: Cash equivalents consist of highly liquid investments with a maturity of three months or less at time of purchase.

     REVENUE RECOGNITION: Sales on production-type contracts which are within the scope of the American Institute of Certified Public Accountants Statement of Position 81-1 Accounting for Performance of Construction-Type and Certain Production-Type Contracts ("SOP 81-1") are recorded as units are shipped and profits applicable to such shipments are recorded pro rata based upon estimated total profit at completion of the contract. Sales and profits on cost reimbursable contracts which are within the scope of SOP 81-1 are recognized as costs are incurred. Sales and estimated profits under other long-term contracts which are within the scope of SOP 81-1 are recognized under the percentage of completion method of accounting using the cost-to-cost method. Amounts representing contract change orders or claims are included in sales only when they can be reliably estimated and their realization is reasonably assured. Losses on contracts are recognized when determined. The impact of revisions in profit estimates are recognized on a cumulative catch-up basis in the period in which the revisions are made. Sales which are not within the scope of SOP 81-1 are recognized in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin No. 101.

     CONTRACTS IN PROCESS: Costs accumulated on contracts in process include direct costs and manufacturing overhead costs, and for U.S. Government contracts and contracts with prime contractors or subcontractors of the U.S. Government, general and administrative costs, independent research and development costs and bid and proposal costs. Contracts in process contain amounts relating to contracts and programs with long performance cycles, a portion of which may not be realized within one year. Unbilled contract receivables represent accumulated recoverable costs and earned profits on contracts in process that have been recorded as sales, but have not yet been billed to customers. Inventoried contract costs represent recoverable costs incurred on contracts in process. Inventories other than inventoried contract costs are stated at the lower of cost or market primarily using the average cost method. Under the contractual arrangements on certain contracts with the U.S. Government, the Company receives progress payments as it incurs costs. The U.S. Government has a security interest in the unbilled contract receivables and inventoried contract costs to which progress payments have been applied, and such progress payments are reflected as an offset against the related unbilled contract receivables and inventoried contract costs. Other customer advances are classified as current liabilities.

     PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated at cost. Depreciation is computed by applying principally the straight-line method to the estimated useful lives of the related assets. Useful lives range substantially from 10 to 40 years for buildings and improvements and 3 to 10 years for machinery, equipment, furniture and fixtures. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements.

     DEBT ISSUANCE COSTS: Costs incurred to issue debt are deferred and amortized as interest expense over the term of the related debt using a method that approximates the effective interest method.

     INTANGIBLES: Intangibles consist primarily of the excess of the purchase cost of acquired businesses over the fair value of net assets acquired ("goodwill") and are amortized on a straight-line basis over periods ranging from 15 to 40 years. Accumulated goodwill amortization was $76,001 at December 31, 2000 and $40,147 at December 31, 1999. The carrying amount of goodwill is evaluated on a recurring basis. Current and estimated future profitability and undiscounted cash flows excluding financing costs of the acquired businesses are the primary indicators used to assess the recoverability of goodwill. For the years ended December 31, 2000 and 1999, there were no material adjustments to the carrying amounts of goodwill resulting from these evaluations.

                        L-3 COMMUNICATIONS HOLDINGS, INC.

                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     INCOME TAXES: The Company provides for income taxes using the liability method prescribed by the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. Under the liability method, deferred income tax assets and liabilities reflect tax carryforwards and the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes, as determined under enacted tax laws and rates. The effect of changes in tax laws or rates is accounted for in the period of enactment.

     RESEARCH AND DEVELOPMENT: Research and development costs sponsored by the Company include bid and proposal costs related to government products and services. These costs generally are allocated among all contracts in progress under U.S. Government contractual arrangements. Customer-funded research and development costs incurred pursuant to contracts are accounted for as direct contract costs.

     STOCK OPTIONS: In accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations, compensation expense for stock options is recognized in income based on the excess, if any, of L-3 Holdings' fair value of the stock at the grant date of the award or other measurement date over the amount an employee must pay to acquire the stock. When the exercise price for stock options granted to employees equals or exceeds the fair value of the L-3 Holdings common stock at the date of grant, the Company does not recognize compensation expense. The Company has adopted the disclosure only provisions of SFAS No. 123, Accounting for Stock-Based Compensation.

     USE OF ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and costs and expenses during the reporting period. The most significant of these estimates and assumptions relate to contract estimates of sales and costs, estimated costs in excess of billings to complete contracts in process, estimates of pension and postretirement benefit obligations, recoverability of recorded amounts of fixed assets and goodwill, income taxes, litigation and environmental obligations. Actual results could differ from these estimates.

     RECENTLY ISSUED ACCOUNTING STANDARDS: In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), which establishes accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value and is effective for all quarters of fiscal years beginning after June 15, 2000. The Company does not expect SFAS 133 to have a material impact on the consolidated results of operations or financial position.

     In September 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 140"), which replaces SFAS 125. SFAS 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS 125's provisions without reconsideration. SFAS 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Company does not expect SFAS 140 to have a material impact on the consolidated results of operations or financial position.

     In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation -- An Interpretation of APB

                        L-3 COMMUNICATIONS HOLDINGS, INC.

                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

Opinion No. 25 ("FIN 44"). FIN 44 clarifies the definition of an employee for purposes of calculating stock-based compensation, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of previously fixed stock options or awards, and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is primarily effective July 1, 2000, with some provisions effective earlier. The Company adopted the accounting and disclosures required by FIN 44 for all periods presented.

     RECLASSIFICATIONS: Certain reclassifications have been made to conform prior-year amounts to the current-year presentation.

3. ACQUISITIONS AND DIVESTITURES

     On January 8, 1999 the Company acquired all of the outstanding common stock of Microdyne Corporation ("Microdyne") for $94,228 in cash including expenses and the repayment of assumed debt, net of cash acquired. On April 16, 1999 the Company acquired all of the outstanding common stock of Aydin Corporation ("Aydin") for $60,034 in cash including expenses, net of cash acquired. On June 30, 1999 the Company acquired all the outstanding common stock of Interstate Electronics Corporation ("IEC") from Scott Technologies Inc. for $40,610 in cash including expenses. On December 31, 1999, the Company acquired the assets of the Space and Navigation Systems business ("SNS") of Honeywell International Inc. ("Honeywell") for $55,000 in cash, plus expenses, subject to adjustment based on closing date net assets, as defined.

     On February 10, 2000, the Company acquired the assets of the Training Devices and Training Services ("TDTS") business of Raytheon Company for $160,000 in cash plus expenses, subject to adjustment based on closing date net working capital, as defined. Following the acquisition, the Company changed TDTS's name to L-3 Communications Link Simulation and Training ("Link Simulation and Training").

     On February 14, 2000, the Company acquired the assets of Trex Communications Corporation ("TrexCom") for $50,210 in cash, plus expenses, subject to adjustment based on closing date net worth, as defined.

     On April 28, 2000, the Company acquired the Traffic Alert and Collision Avoidance System ("TCAS") product line from Honeywell for a purchase price of $239,594 in cash, including expenses. In anticipation of the TCAS acquisition, on February 25, 2000, the Company entered into a Memorandum of Agreement with Thomson-CSF Sextant S.A. ("Sextant"), a subsidiary of Thomson-CSF, under which L-3 agreed to create a limited liability corporation for TCAS, contribute 100% of the TCAS assets to be acquired from Honeywell to the TCAS LLC, and sell a 30% interest in the TCAS LLC to Sextant for a cash purchase price equal to 30% of the final purchase price paid to Honeywell for TCAS (which is expected to be approximately $71,738). L-3 will consolidate the financial statements of the TCAS LLC. The Company expects to complete this transaction during the first half 2001.

     On June 30, 2000, the Company acquired all the outstanding stock of MPRI Inc. ("MPRI") for $35,686 in cash including expenses, subject to additional consideration not to exceed $4,000 based on the financial performance of MPRI for the year ending June 30, 2001.

     On July 11, 2000, the Company acquired 53.5% of the outstanding common stock of LogiMetrics, Inc. ("LogiMetrics") for $15,000, of which $8,500 of the purchase price was paid in cash at closing, and the balance was paid in installments that were completed in the first quarter of 2001. The Company also agreed to invest an additional $5,000 in cash during 2001 for additional common stock.

     On December 29, 2000, the Company acquired all of the outstanding common stock of Coleman Research Corporation ("Coleman"), a subsidiary of Thermo Electron Corporation for $60,000 in cash,

                        L-3 COMMUNICATIONS HOLDINGS, INC.

                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

subject to adjustment based on closing date net working capital, and additional consideration not to exceed $5,000 based on the financial performance of Coleman for the year ending December 31, 2001.

     All of the acquisitions were financed with cash on hand or borrowings on senior credit facilities.

     All of the Company's acquisitions have been accounted for as purchase business combinations and are included in the Company's results of operations from their respective effective dates. The assets and liabilities recorded in connection with the acquisitions of SNS, TDTS, TrexCom, TCAS, and LogiMetrics were $763,845 and $247,943. The assets and liabilities recorded in connection with the purchase price allocations for the acquisitions of MPRI and Coleman are based upon preliminary estimates of fair values for contracts in process, estimated costs in excess of billings to complete contracts in process, inventories, and deferred taxes. Actual adjustments will be based on the final purchase prices and final appraisals and other analyses of fair values which are in process. The Company has valued acquired contracts in process at contract price, less the estimated costs to complete and an allowance for normal profit on the Company's effort to complete such contracts. The preliminary assets and liabilities recorded in connection with the acquisitions of MPRI and Coleman were $118,611 and $22,855. The Company does not expect the differences between the preliminary and final purchase price allocations for the acquisitions to be material. Goodwill is amortized on a straight-line basis over periods of 40 years for SNS, TDTS, TCAS, Coleman and MPRI and 20 years for LogiMetrics and TrexCom.

     Had the acquisitions of TDTS, TCAS and Coleman and the related financing transactions occurred on January 1, 2000, the unaudited pro forma sales, net income and diluted earnings per share for the year ended December 31, 2000 would have been $2,072,300, $80,000 and $2.29. Had the acquisitions of Microdyne, Aydin, IEC, SNS, TDTS, TCAS and Coleman and related financing transactions occurred on January 1, 1999, the unaudited pro forma sales, net income and diluted earnings per share for the year ended December 31, 1999 would have been $2,058,900, $43,200 and $1.29. The pro forma results are based on various assumptions and are not necessarily indicative of the result of operations that would have occurred had the acquisitions and the related financing transactions occurred on January 1, 1999 and 2000.

     Interest and other income for the year ended December 31, 2000 includes gains of $14,940 from the sales of our interests in certain businesses. These gains were largely offset by losses of $12,456 on the write-down in the carrying value of certain investments and intangible assets. The net proceeds from the sales were $19,638, and are included in Other Investing Activities on the Statement of Cash Flows.

                        L-3 COMMUNICATIONS HOLDINGS, INC.

                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

4. CONTRACTS IN PROCESS

     The components of contracts in process are presented in the table below. The unbilled contract receivables, inventoried contract costs and unliquidated progress payments are principally related to contracts with the U.S. Government and prime contractors or subcontractors of the U.S. Government.


                                                         DECEMBER 31,
                                                   -------------------------
                                                       2000          1999
                                                   -----------   -----------
Billed receivables .............................    $ 319,780     $ 258,054
                                                    ---------     ---------
Unbilled contract receivables, gross ...........      279,474       123,969
Less: unliquidated progress payments ...........      (52,153)      (10,351)
                                                    ---------     ---------
 Unbilled contract receivables, net ............      227,321       113,618
                                                    ---------     ---------
Inventoried contract costs, gross ..............       72,504        65,967
Less: unliquidated progress payments ...........      (23,061)      (19,273)
                                                    ---------     ---------
 Inventoried contract costs, net ...............       49,443        46,694
Inventories at lower of cost or market .........      103,589        60,777
                                                    ---------     ---------
 Total contracts in process ....................    $ 700,133     $ 479,143
                                                    =========     =========

     The Company believes that approximately $203,000 of the unbilled contract receivables at December 31, 2000 will be billed and collected within one year.

     The selling, general and administrative ("SG&A") cost data presented in the table below have been used in the determination of the costs and expenses presented on the statements of operations.


                                                       YEAR ENDED DECEMBER 31
                                                ------------------------------------
                                                   2000         1999         1998
                                                ----------   ----------   ----------
SG&A costs included in inventoried contract
 costs ......................................    $ 24,396     $ 23,637     $ 16,550
SG&A incurred costs .........................     350,561      265,136      189,507
Independent research and development,
 including bid and proposal costs included in
 SG&A incurred costs ........................     101,883       76,134       59,897

5. OTHER CURRENT LIABILITIES AND OTHER LIABILITIES

     At December 31, 2000, other current liabilities include $31,737 of estimated costs in excess of billings to complete contracts in process principally related to contracts assumed as part of the TDTS business that was acquired from Raytheon in February 2000, including the U.S. Army Aviation Combined Arms Tactical Trainer ("AVCATT") contract. At December 31, 2000, other liabilities include $59,641 for the non-current portion of estimated costs in excess of billings to complete contracts in process, principally for the AVCATT contract. At December 31, 1999, other current liabilities did not include any items in excess of 5% of total current liabilities. At December 31, 2000 and 1999, other liabilities did not include any items in excess of 5% of total liabilities.

                        L-3 COMMUNICATIONS HOLDINGS, INC.

                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

6. PROPERTY, PLANT AND EQUIPMENT


                                                                  DECEMBER 31,
                                                            ------------------------
                                                               2000          1999
                                                            ----------   -----------
Land ....................................................    $ 11,242     $  9,658
Buildings and improvements ..............................      25,942       30,071
Machinery, equipment, furniture and fixtures ............     178,603      137,665
Leasehold improvements ..................................      23,852       14,015
                                                             --------     --------
 Gross property, plant and equipment ....................     239,639      191,409
Less: accumulated depreciation and amortization .........      83,511       50,438
                                                             --------     --------
 Property, plant and equipment, net .....................    $156,128     $140,971
                                                             ========     ========

     Depreciation and amortization expense for property, plant and equipment was $36,158 for 2000, $29,554 for 1999, and $22,463 for 1998.

7. DEBT

     The components of long-term debt are presented in the table below.


                                                                        DECEMBER 31,
                                                                 --------------------------
                                                                      2000          1999
                                                                 -------------   ----------
Borrowings under Senior Credit Facilities ....................    $  190,000      $     --
103/8% Senior Subordinated Notes due 2007 ....................       225,000       225,000
81/2% Senior Subordinated Notes due 2008 .....................       180,000       180,000
8% Senior Subordinated Notes due 2008 ........................       200,000       200,000
5.25% Convertible Senior Subordinated Notes due 2009 .........       300,000            --
                                                                  ----------      --------
 Total long-term debt ........................................    $1,095,000      $605,000
                                                                  ==========      ========

     The borrowings under the Senior Credit Facilities, 103/8% Senior Subordinated Notes due 2007, 81/2% Senior Subordinated Notes due 2008 and 8% Senior Subordinated Notes due 2008 are the indebtedness of L-3 Communications. The 5.25% Convertible Senior Subordinated Notes due 2009 are the indebtedness of L-3 Holdings. Details on all of the outstanding debt of both L-3 Communications and L-3 Holdings are discussed below.

     L-3 Communications has three senior credit facilities that permit borrowings of up to $700,000, of which $400,946 is available after reductions for outstanding borrowings of $190,000 and letters of credit of $109,054. One facility for $200,000 expires on March 31, 2003 (the "Revolving Credit Facility"), a second facility for $200,000 expires August 9, 2001 (the "Revolving 364 Day Facility"), and a third facility for $300,000 expires on April 27, 2001 (the "New Revolving 364 Day Facility"). A portion of the Revolving 364 Day Facility may be extended, with the consent of the lenders for a period of 364 days following August 9, 2001 and L-3 Communications may convert the outstanding principal amount of any or all of the loans outstanding under the Revolving 364 Day Facility to term loans. In the event that any or all of the outstanding principal amount under the Revolving 364 Day Facility is converted, L-3 Communications would have to repay 20% of the resulting term loans by August 16, 2001. L-3 Communications would have to repay the remaining 80% of the term loans in six consecutive quarterly installments commencing on September 30, 2001. During the first half of 2001, L-3 Communications intends to restructure the Revolving 364 Day Facility together with all of the Senior Credit Facilities to extend their maturities.

                        L-3 COMMUNICATIONS HOLDINGS, INC.

                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     Borrowings under the Senior Credit Facilities bear interest, at L-3 Communications' option, at either: (i) a "base rate" equal to the higher of 0.50% per annum above the latest federal funds rate and the Bank of America "reference rate" (as defined) plus a spread ranging from 1.75% to 0.375% per annum depending on L-3 Communications' ratio of debt to EBITDA, as defined (the "Debt to EBITDA Ratio") at the time of determination or (ii) a "LIBOR rate" (as defined) plus a spread ranging from 2.75% to 1.25% per annum depending on L-3 Communications' Debt to EBITDA Ratio at the time of determination. At December 31, 2000 the weighted average interest rate on the borrowings outstanding under the Senior Credit Facilities was 8.5%. L-3 Communications pays commitment fees calculated on the daily amounts of the available unused commitments under the Senior Credit Facilities at a rate ranging from 0.50% to 0.20% per annum, depending on L-3 Communications' Debt to EBITDA Ratio in effect at the time of determination. L-3 Communications pays letter of credit fees calculated at a rate ranging from 1.375% to 0.625% per annum for performance letters of credit and 2.75% to 1.25% for all other letters of credit, in each case depending on L-3 Communications' Debt to EBITDA Ratio at the time of determination.

     In April 1997, L-3 Communications sold $225,000 of 10 3/8% Senior Subordinated Notes due May 1, 2007 (the "1997 Notes") with interest payable semi-annually on May 1 and November 1 of each year commencing November 1, 1997. The 1997 Notes are general unsecured obligations of L-3 Communications and are subordinated in right of payment to all existing and future senior debt of L-3 Communications. The 1997 Notes are subject to redemption at any time, at the option of L-3 Communications, in whole or in part, on or after May 1, 2002 at redemption prices (plus accrued and unpaid interest) starting at 105.188% of principal (plus accrued and unpaid interest) during the 12-month period beginning May 1, 2002 and declining annually to 100% of principal (plus accrued and unpaid interest) on May 1, 2005 and thereafter.

     In May 1998, L-3 Communications sold $180,000 of 8 1/2% Senior Subordinated Notes due May 15, 2008 (the "May 1998 Notes") with interest payable semi-annually on May 15 and November 15 of each year commencing November 15, 1998. The May 1998 Notes are general unsecured obligations of L-3 Communications and are subordinated in right of payment to all existing and future senior debt of L-3 Communications. The May 1998 Notes are subject to redemption at any time, at the option of L-3 Communications, in whole or in part, on or after May 15, 2003 at redemption prices (plus accrued and unpaid interest) starting at 104.250% of principal (plus accrued and unpaid interest) during the 12-month period beginning May 15, 2003 and declining annually to 100% of principal (plus accrued and unpaid interest) on May 15, 2006 and thereafter. In addition, prior to May 15, 2001, L-3 Communications may redeem up to 35% of the aggregate principal amount of the May 1998 Notes with the net proceeds of one or more equity offerings, at a price equal to 108.500% of the principal (plus accrued and unpaid interest) to the extent such proceeds are contributed (within 120 days of any such offering) to L-3 Communications as common equity, provided that at least 65% of the original aggregate principal amount of the May 1998 Notes remains outstanding thereafter.

     In December 1998, L-3 Communications sold $200,000 of 8% Senior Subordinated Notes due August 1, 2008 (the "December 1998 Notes") with interest payable semi-annually on February 1 and August 1 of each year commencing February 1, 1999. The December 1998 Notes are general unsecured obligations of L-3 Communications and are subordinated in right of payment to all existing and future senior debt of L-3 Communications. The December 1998 Notes are subject to redemption at any time, at the option of L-3 Communications, in whole or in part, on or after August 1, 2003 at redemption prices (plus accrued and unpaid interest) starting at 104% of principal (plus accrued and unpaid interest) during the 12-month period beginning August 1, 2003 and declining annually to 100% of principal (plus accrued and unpaid interest) on August 1, 2006 and thereafter. In addition, prior to August 1, 2001, L-3 Communications may redeem up to 35% of the aggregate principal amount of

                        L-3 COMMUNICATIONS HOLDINGS, INC.

                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

December 1998 Notes with the net proceeds of one or more equity offerings, at a price equal to 108% of the principal (plus accrued and unpaid interest) and to the extent such proceeds are contributed (within 120 days of any such offering) to L-3 Communications as common equity, provided that at least 65% of the original aggregate principal amount of the December 1998 Notes remains outstanding.

     In the fourth quarter of 2000, L-3 Holdings sold $300,000 of 5.25% Convertible Senior Subordinated Notes (the "Convertible Notes") due June 1, 2009 in a private placement. Interest is payable semi-annually on June 1 and December 1 of each year commencing June 1, 2001. The Convertible Notes may be converted at any time into L-3 Holdings common stock at a conversion price of $81.50 per share. If all the Convertible Notes were converted, an additional 3,680,982 shares of L-3 Holdings common stock would have been outstanding at December 31, 2000. The Convertible Notes are general unsecured obligations of L-3 Holdings and are subordinated in right of payment to all existing and future senior debt of L-3 Holdings and L-3 Communications. The Convertible Notes are subject to redemption at any time, at the option of L-3 Holdings, in whole or in part, on or after December 1, 2003 at redemption prices (plus accrued and unpaid interest) starting at 102.625% of principal (plus accrued and unpaid interest) during the 12-month period beginning December 1, 2003 and declining annually to 100% of principal (plus accrued and unpaid interest) on December 1, 2005 and thereafter.

     Collectively the 1997 Notes, May 1998 Notes, December 1998 Notes comprise the "Senior Subordinated Notes". The maturities on the Senior Subordinated Notes and Convertible Notes are, $225,000 in 2007, $380,000 in 2008 and $300,000 in
2009.

     The Senior Credit Facilities, Senior Subordinated Notes and Convertible Notes agreements contain financial and other restrictive covenants that limit, among other things, the ability of the Company to borrow additional funds, dispose of assets, or pay cash dividends. The Senior Credit Facilities contain the most restrictive financial covenants which require that (i) the Company's Debt to EBITDA Ratio be less than or equal to 4.50 for the quarter ended December 31, 2000, and that the maximum allowable debt ratio, as defined, thereafter declining over time to less than or equal to 3.25 for the quarters ending September 30, 2002 and thereafter, and (ii) the Company's interest coverage ratio, as defined, be greater than or equal to 2.50 for the quarter ended December 31, 2000, and that the minimum allowable interest coverage ratio, as defined, thereafter increasing over time to greater than or equal to at least
3.00 for the quarters ending September 30, 2002 and thereafter. For purposes of calculating the financial covenants under the Senior Credit Facilities, the Convertible Notes are considered debt of L-3 Communications. The Senior Credit Facilities also limit the payment of dividends by L-3 Communications to L-3 Holdings except for payment of franchise taxes, fees to maintain L-3 Communications legal existence, interest accrued on the Convertible Notes or to provide for operating costs of up to $1,000 annually. Under the covenant, L-3 Communications may pay permitted dividends to L-3 Holdings from its excess cash flow, as defined, a cumulative amount of $5,000, provided that the debt ratio is less than 3.5 to 1 as of the most recent fiscal quarter. As a result, at December 31, 2000, $5,000 of L-3 Communications net assets were available for payment of dividends to L-3 Holdings. Through December 31, 2000 the Company was in compliance with these covenants at all times.

     In connection with the Senior Credit Facilities, the Company has granted the lenders a first priority lien on the stock of L-3 Communications and substantially all of its domestic subsidiaries. The borrowings under the Senior Credit Facilities are guaranteed by L-3 Holdings and by substantially all of the domestic subsidiaries of L-3 Communications. The payment of principal and premium, if any, and interest on the Senior Subordinated Notes is unconditionally guaranteed, on an unsecured senior subordinated basis, jointly and severally, by all of L-3 Communications' restricted subsidiaries other than its foreign subsidiaries.

                        L-3 COMMUNICATIONS HOLDINGS, INC.

                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The Convertible Notes are jointly and severally guaranteed (the "Guarantees") by certain existing direct and indirect, domestic subsidiaries of L-3 Holdings, including L-3 Communications (the "Guarantors"). The Guarantees are full and unconditional. The Guarantees are subordinated in right of payment to all existing and future senior debt of the Guarantors and rank pari passu with the other senior subordinated indebtedness of the Guarantors. L-3 Holdings has no independent assets or operations other than through its wholly owned subsidiary L-3 Communications, and all of L-3 Holdings' direct and indirect subsidiaries other than the Guarantors are minor.

     Pursuant to a registration rights agreement that L-3 Holdings entered into with the initial purchaser of the Convertible Notes, L-3 Holdings agreed to file a registration statement with the SEC within 135 days after the original issuance of the Convertible Notes to cover resales by holders of the Convertible Notes and the Guarantees and the L-3 Holdings common stock issuable upon conversion of the Convertible Notes. If L-3 Holdings does not file the registration statement with the SEC on or before April 5, 2001, liquidated damages, in the form of additional interest, will accrue on the Convertible Notes from April 5, 2001 to but excluding the day on which the registration statement is filed. In no event will liquidated damages exceed 0.50% per annum of the principal amount outstanding under the Convertible Notes. L-3 Holdings expects to file the registration statement with the SEC by the end of March 2001.

8. FINANCIAL INSTRUMENTS

     Fair Value of Financial Instruments. The Company's financial instruments consist primarily of cash and cash equivalents, billed receivables, investments, trade accounts payable, customer advances, Senior Credit Facilities, Senior Subordinated Notes, Convertible Notes, foreign currency forward contracts and interest rate cap and interest rate floor contracts. The carrying amounts of cash and cash equivalents, billed receivables, trade accounts payable, Senior Credit Facilities, and customer advances are representative of their respective fair values because of the short-term maturities or expected settlement dates of these instruments. The fair value of the Company's investments are based on quoted market prices, as available, and historical costs which approximate fair value. The Senior Subordinated Notes are registered, unlisted public debt which are traded in the over-the-counter market and their fair values are based on quoted trading activity. The fair value of the Convertible Notes are based on quoted prices for the same or similar issues. The fair value of foreign currency forward contracts were estimated based on exchange rates at December 31, 2000 and 1999. The fair values of the interest rate caps and floor contracts were estimated by discounting expected cash flows using quoted market interest rates. The carrying amounts and estimated fair value of the Company's financial instruments are presented in the table below.


                                                               DECEMBER 31,
                                              ----------------------------------------------
                                                       2000                    1999
                                              ----------------------- ----------------------
                                               CARRYING    ESTIMATED   CARRYING   ESTIMATED
                                                AMOUNT    FAIR VALUE    AMOUNT    FAIR VALUE
                                              ---------- ------------ ---------- -----------
Investments .................................  $  8,985    $  8,985    $ 12,068   $ 12,068
Senior Subordinated Notes ...................   605,000     586,300     605,000    582,000
Convertible Notes ...........................   300,000     331,350          --         --
Borrowings under Senior Credit Facilities ...   190,000     190,000          --         --
Interest rate caps ..........................       431           2         800        435
Interest rate floor .........................       (74)        104        (137)        49
Foreign currency forward contracts ..........        --         392          --        264

     Interest Rate Risk Management. To mitigate risks associated with changing interest rates on borrowings under the Senior Credit Facilities, the Company entered into interest rate caps and interest rate floors (collectively, the "interest rate agreements"). The interest rate agreements are denominated in U.S. dollars and have designated maturities which occur every three months until the

                        L-3 COMMUNICATIONS HOLDINGS, INC.

                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

interest rate agreements expire in March 2002. Cash payments received from or paid to the counterparties on the interest rate agreements are the difference between the amount that the reference interest rates are greater than or less than the contract rates on the designated maturity dates, multiplied by the notional amounts underlying the respective interest rate agreements. Cash payments or receipts between the Company and counterparties are recorded as a component of interest expense. The initial cost or receipt of these arrangements are deferred and amortized as a component interest expense over the term of the interest rate agreement. The Company manages exposure to counterparty credit risk by entering into the interest rate agreements only with major financial institutions that are expected to fully perform under the terms of such agreements. The notional amounts are used to measure the volume of these agreements and do not represent exposure to credit loss. The impact of the interest rate agreements was not material to interest expense or cash flows for 2000, 1999 and 1998.

     Foreign Currency Exchange Risk Management. Some of the Company's U.S. operations have contracts with foreign customers which are denominated in foreign currencies. To mitigate the risk associated with certain of these contracts denominated in foreign currency, the Company has entered into foreign currency forward contracts. The Company's activities involving foreign currency forward contracts are designed to hedge the foreign denominated cash paid or received, primarily Euro, Spanish Peseta and Italian Lira. The Company manages exposure to counterparty credit risk by entering into foreign currency forward contracts only with major financial institutions that are expected to fully perform under the term of such contracts. The notional amounts are used to measure the volume of these contracts and do not represent exposure to foreign currency losses.

     Information with respect to the interest rate agreements and foreign currency forward contracts is presented in the table below.


                                                                       DECEMBER 31,
                                               ------------------------------------------------------------
                                                           2000                            1999
                                               -----------------------------   ----------------------------
                                                NOTIONAL       UNREALIZED       NOTIONAL       UNREALIZED
                                                 AMOUNT      GAINS (LOSSES)      AMOUNT      GAINS (LOSSES)
                                               ----------   ----------------   ----------   ---------------
Interest rate caps .........................    $100,000         $ (429)        $100,000        $ (365)
Interest rate floor ........................      50,000            (30)          50,000            88
Foreign currency forward contracts .........       6,863           (392)           7,290          (264)

9. COMMON STOCK

     On February 4, 1999, L-3 Holdings sold 5.0 million shares of common stock in a public offering for $42.00 per share (the "February 1999 Common Stock Offering"); the net proceeds amounted to $201,582 and were contributed by L-3 Holdings to L-3 Communications. In addition, 6.5 million shares were also sold in the February 1999 Common Stock Offering by the Lehman Partnership and Lockheed Martin. In October 1999, Lockheed Martin sold its remaining interest in L-3 Holdings' common stock. In December 1999, the Lehman Partnership distributed to its partners approximately 3.8 million shares of L-3 Holdings common stock. At December 31, 2000 the Lehman Partnership owned approximately 16.4% of the L-3 Holdings common stock.

     On May 19, 1998, L-3 Holdings sold 6.9 million shares of its common stock in an initial public offering ("IPO"). The net proceeds of the IPO amounted to $139,500 and were contributed by L-3 Holdings to L-3 Communications. Prior to the IPO, the common stock of L-3 Holdings consisted of three classes: Class A, Class B, and Class C common stock. Immediately prior to the IPO, each authorized share of L-3 Holdings Class A common stock, Class B common stock and Class C common stock was converted into one class of common stock and the authorized L-3 Holdings common stock was increased to 100 million shares.

                        L-3 COMMUNICATIONS HOLDINGS, INC.

                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

10. EARNINGS PER SHARE

     A reconciliation of basic and diluted earnings per share ("EPS") is presented in the table below.


                                                                 YEAR ENDED DECEMBER 31,
                                                        ------------------------------------------
                                                            2000           1999           1998
                                                        ------------   ------------   ------------
Basic:
 Net income .........................................    $  82,727      $  58,689      $  32,551
                                                         ---------      ---------      ---------
 Weighted average common shares outstanding .........       33,355         32,107         24,679
                                                         ---------      ---------      ---------
 Basic earnings per share ...........................    $    2.48      $    1.83      $    1.32
                                                         =========      =========      =========
Diluted:
 Net income .........................................    $  82,727      $  58,689      $  32,551
                                                         ---------      ---------      ---------
 Common and potential shares:
 Weighted average common shares outstanding .........       33,355         32,107         24,679
 Assumed exercise of stock options ..................        3,940          3,376          2,824
 Assumed purchase of common shares for treasury .....       (2,342)        (1,967)        (1,603)
                                                         ---------      ---------      ---------
Common and potential common shares ..................       34,953         33,516         25,900
                                                         =========      =========      =========
Diluted earnings per share ..........................    $    2.37      $    1.75      $    1.26
                                                         =========      =========      =========

     The 3,680,982 shares of L-3 Holdings common stock that are issuable upon conversion of the Convertible Notes were not included in the computation of diluted EPS for the year ended December 31, 2000 because, after the assumed after-tax interest savings, the effect on conversion would have been anti-dilutive.

11. INCOME TAXES

     Pretax income of the Company was $134,079 for 2000, $95,430 for 1999 and $53,450 for 1998 substantially all of which was derived from domestic operations. The components of the Company's provision for income taxes are presented in the table below.


                                                                   YEAR ENDED DECEMBER 31,
                                                              ----------------------------------
                                                                 2000         1999        1998
                                                              ----------   ---------   ---------
Current income tax provision, primarily federal . .........    $26,249      $ 7,910     $ 1,113
Deferred income tax provision:
 Federal ..................................................     23,130       27,881      18,203
 State and local ..........................................      1,973          950       1,583
                                                               -------      -------     -------
   Subtotal ...............................................     25,103       28,831      19,786
                                                               -------      -------     -------
Total provision for income taxes ..........................    $51,352      $36,741     $20,899
                                                               =======      =======     =======

                        L-3 COMMUNICATIONS HOLDINGS, INC.

                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     A reconciliation of the statutory federal income tax rate to the effective income tax rate of the Company is presented in the table below.


                                                                  YEAR ENDED DECEMBER 31,
                                                            ------------------------------------
                                                               2000         1999         1998
                                                            ----------   ----------   ----------
Statutory federal income tax rate . .....................       35.0%        35.0%        35.0%
State and local income taxes, net of federal income
 tax benefit ............................................        4.4          4.6          4.7
Foreign sales corporation benefit .......................       (2.6)          --           --
Nondeductible goodwill amortization and other
 expenses ...............................................        6.8          5.2          4.6
Research and experimentation and other tax credits ......       (6.1)        (7.1)        (6.8)
Other, net ..............................................        0.8          0.8          1.6
                                                                ----         ----         ----
Effective income tax rate ...............................       38.3%        38.5%        39.1%
                                                                ====         ====         ====

     The provision for income taxes excludes current tax benefits related to the exercise of stock options credited directly to shareholders' equity of $9,108 for 2000 and $1,011 for 1999, and $782 for 1998.

     The significant components of the Company's net deferred tax assets and liabilities are presented in the table below.


                                                                   DECEMBER 31,
                                                            ---------------------------
                                                                2000           1999
                                                            ------------   ------------
Deferred tax assets:
 Inventoried costs ......................................    $  14,868      $  11,033
 Compensation and benefits ..............................       10,461          1,873
 Pension and postretirement benefits ....................       39,486         31,768
 Property, plant and equipment ..........................        9,081         17,149
 Income recognition on contracts in process .............       55,942          8,617
 Accrued warranty costs . ...............................        3,349          2,401
 Net operating loss carryforwards .......................        9,660         12,749
 Tax credit carryforwards ...............................       18,444         16,576
 Other, net .............................................       11,081          4,492
                                                             ---------      ---------
   Total deferred tax assets ............................      172,372        106,658
                                                             ---------      ---------
Deferred tax liabilities:

 Goodwill ...............................................      (18,903)        (9,656)
 Other, net .............................................       (6,626)        (7,159)
                                                             ---------      ---------
   Total deferred tax liabilities .......................      (25,529)       (16,815)
                                                             ---------      ---------
     Net deferred tax assets ............................    $ 146,843      $  89,843
                                                             =========      =========
   The net deferred tax assets are classified as follows:

Current deferred tax assets . ...........................    $  89,732      $  32,985
Long-term deferred tax assets ...........................       57,111         56,858
                                                             ---------      ---------
   Total net deferred tax assets ........................    $ 146,843      $  89,843
                                                             =========      =========

                        L-3 COMMUNICATIONS HOLDINGS, INC.

                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     At December 31, 2000 and 1999 the Company had $28,104 and $29,325 of tax carryforwards primarily related to U.S. federal net operating losses, alternative minimum tax credits, research and experimentation tax credits, and various state and local tax credits which primarily will expire, subject to various limitations and restrictions, if unused beginning in 2011. The Company believes that these carryforwards will be available to reduce future income tax liabilities and has recorded these carryforwards as non-current deferred tax assets.

12. STOCK OPTIONS

     The Company adopted the 1999 Long Term Performance Plan in April 1999, and adopted the 1997 Option Plan in April 1997. As of December 31, 2000 and 1999, the number of shares authorized for grant of options or awards under these plans was 5,255,815 of L-3 Holdings common stock. The grants may be awarded to employees of the Company in the form of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock or other incentive awards. The price at which options may be granted shall not be less than 100% of the fair market value of L-3 Holdings common stock on the date of grant. In general, options expire after 10 years and are exercisable ratably over a 3 year period. As of December 31, 2000 the Company had 420,395 shares of L-3 Holdings' common stock available for awards under the these plans.

     On January 1, 2000 and May 19, 1999, the Company awarded 42,896 and 40,339 shares of restricted stock of L-3 Holdings to employees which vest January 1, 2005 and 2004, respectively.

     On April 5, 1999, the Company amended the performance options granted to Mr. Lanza and Mr. LaPenta on April 30, 1997 to purchase at $6.47, 1,142,857 shares of L-3 Holdings common stock. Such amendment eliminated the performance target acceleration provisions and provided that the unvested portion of the performance options, which aggregated 914,286 options at April 5, 1999, became exercisable as of April 30, 2000. These performance options would have originally vested nine years after the grant date, but would have become exercisable with respect to 25% of the shares subject to such performance options on each of April 30, 1999, 2000, 2001 and 2002, to the extent certain targets for the Company's EBITDA were achieved.

     The table below presents the Company's stock option activity.


                                                            WEIGHTED
                                                            AVERAGE
                                             NUMBER OF     EXERCISE
                                             OPTIONS         PRICE
                                         ---------------   ---------
                                          (IN THOUSANDS)

Balance at December 31, 1997 .........        2,971        $  6.47
Options granted ......................          425          25.60
Options exercised ....................         (481)          6.47
Options canceled .....................          (37)          8.19
                                              -----
Balance at December 31, 1998 .........        2,878           9.27
Options granted ......................        1,004          39.10
Options exercised ....................          (79)          8.37
Options canceled .....................          (43)         29.99
                                              -----
Balance at December 31, 1999 .........        3,760          17.02
Options granted ......................          656          47.74
Options exercised ....................         (577)         15.52
Options canceled .....................         (221)         39.82
                                              -----
Balance at December 31, 2000 .........        3,618        $ 21.42
                                              =====

                        L-3 COMMUNICATIONS HOLDINGS, INC.

                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The table below summarizes information about stock options outstanding at December 31, 2000.


                                           OUTSTANDING                                  EXERCISABLE
                            ------------------------------------------   -----------------------------------------
                                               WEIGHTED                                     WEIGHTED
                                               AVERAGE       WEIGHTED                       AVERAGE       WEIGHTED
         RANGE OF                             REMAINING       AVERAGE                      REMAINING      AVERAGE
         EXERCISE              NUMBER        CONTRACTUAL     EXERCISE       NUMBER        CONTRACTUAL     EXERCISE
          PRICES             OF OPTIONS     LIFE (YEARS)       PRICE      OF OPTIONS     LIFE (YEARS)      PRICE
-------------------------   ------------   --------------   ----------   ------------   --------------   ---------
$6.47 ...................       2,006             6.4        $  6.47         1,549             6.4       $  6.47
$22.00 ..................         179             7.3        $ 22.00           109             7.3       $ 22.00
$32.75 - $39.99 .........         574             8.7        $ 37.27           184             8.6       $ 36.69
$40.00 - $47.00 .........         643             8.6        $ 41.51            87             8.0       $ 40.50
Over $47.00 .............         216             9.6        $ 58.00            --             --             --
                                -----                                        -----
 Total ..................       3,618             7.4        $ 21.42         1,929             6.7       $ 11.77
                                =====                                        =====

     The weighted average fair values of stock options at their grant date during 2000, 1999 and 1998, where the exercise price equaled the market price (estimated fair value) on the grant date were $20.19, $14.60 and $8.86, respectively. In accordance with APB 25, no compensation expense was recognized. The table below reflects pro forma net income and L-3 Holdings EPS had the Company elected to adopt the fair value approach of SFAS 123.


                                  YEAR ENDED DECEMBER 31,
                         ------------------------------------------
                             2000           1999           1998
                         ------------   ------------   ------------
Net income:
 As reported .........     $ 82,727       $ 58,689       $ 32,551
 Pro forma ...........       75,064         54,625         31,246
Basic EPS:
 As reported .........     $   2.48       $   1.83       $   1.32
 Pro forma ...........         2.25           1.70           1.27
Diluted EPS:
 As reported .........     $   2.37       $   1.75       $   1.26
 Pro forma ...........         2.15           1.63           1.21

     The estimated fair value of options granted was calculated using the Black-Scholes option-pricing valuation model. The weighted average assumptions used in the valuation models are presented in the table below.


                                    YEAR ENDED DECEMBER 31,
                                    -----------------------
                                      2000           1999
                                    --------       --------
Expected option term ............      5.0            4.8
Expected volatility .............     35.8%          31.0%
Expected dividend yield .........       --             --
Risk-free interest rate .........      6.4%           4.7%

                        L-3 COMMUNICATIONS HOLDINGS, INC.

                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

13. COMMITMENTS AND CONTINGENCIES

     The Company leases certain facilities and equipment under agreements expiring at various dates through 2018. At December 31, 2000, future minimum payments under noncancellable operating leases with initial or remaining terms in excess of one year are presented in the table below.


                                   OPERATING LEASES
                       ----------------------------------------
                        REAL ESTATE     EQUIPMENT       TOTAL
                       -------------   -----------   ----------
2001 ...............      $ 26,612        $2,754      $ 29,366
2002 ...............        24,079         2,107        26,186
2003 ...............        19,207         1,111        20,318
2004 ...............        16,591           318        16,909
2005 ...............        19,812            34        19,846
Thereafter .........       160,427            --       160,427
                          --------        ------      --------
 Total .............      $266,728        $6,324      $273,052
                          ========        ======      ========

     Real estate lease commitments have been reduced by minimum sublease rental income of $15,434 due in the future under noncancellable subleases. Leases covering major items of real estate and equipment contain renewal and or purchase options. Rent expense, net of sublease income was $34,123 for 2000, $22,452 for 1999, and $15,290 for 1998.

     On March 30, 1998 and June 30, 1999, the Company entered into two separate real estate lease agreements, as lessee, with unrelated lessors which expire on March 30, 2001 and June 30, 2002, respectively, and are accounted for as operating leases. On or before each lease expiration date, the Company can exercise options under each lease agreement to either renew the lease, purchase the properties for $12,500 and $15,500, respectively, or sell the property on behalf of the lessor (the "Sale Option"). If the Company exercises the Sale Option, the Company must pay the lessor a residual guarantee amount of $10,894 and $13,524, respectively, on or before the lease expiration date, and at the time the property is sold, the Company must pay the lessor a supplemental rent in the amount of $1,606 and $1,976, respectively, to the extent that the sales proceeds exceed the respective residual guarantee amount by the supplemental rent amounts. In the event that the sales proceeds are less than the sum of the residual guarantee amount and the supplemental rent, the Company is required to pay a supplemental rent to the extent that the reduction in the fair value of the property is demonstrated by an independent appraisal to have been caused by the Company's failure to properly maintain the property. Accordingly, the aggregate residual guarantee amounts of $24,418 have been included in the noncancellable real estate operating lease payments relating to the expiration of such leases.

     On December 28, 2000, the Company entered into a sale-leaseback transaction on its facility located in Hauppauge, NY. The facility was sold for $13,650. The lease agreement which is accounted for as an operating lease, has an initial term of 14 years with a fixed annual rent that increases 2.5% annually. The Company has the option to extend the lease term for an additional 3 terms of 5 years each. The gain of $4,110 on the sale of the facility has been deferred and will be recognized ratably over the term of the lease.

     The Company has a contract to provide and operate for the U.S. Air Force ("USAF") a full-service training facility including simulator systems near a USAF base. The Company expects to lease the simulator systems from unrelated third parties, and has entered into agreements with the owner-lessors of the simulator systems, under which the Company is acting as the construction agent

                        L-3 COMMUNICATIONS HOLDINGS, INC.

                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

on behalf of owner-lessors for procurement and construction for the simulator systems. The estimated project costs to construct the simulator systems is approximately $48,360. During the construction period, if certain events occur that are caused by the Company's actions or failures to act, these agreements may obligate the Company to make payments to the owner-lessors which may be equal to 89.9% of the incurred project costs for the simulator systems at the time of such defaults. At December 30, 2002, the estimated completion date of the construction, pursuant to these agreements, the Company, as lessee, will enter into leases each with a term of 15 years with the owner-lessors for the use of the simulator systems. These leases are expected to be accounted for as operating leases and the aggregate noncancellable rental payments under such leases are estimated to be $89,241.

     The Company is engaged in providing products and services under contracts with the U.S. Government and to a lesser degree, under foreign government contracts, some of which are funded by the U.S. Government. All such contracts are subject to extensive legal and regulatory requirements, and, from time to time, agencies of the U.S. Government investigate whether such contracts were and are being conducted in accordance with these requirements. Under U.S. Government procurement regulations, an indictment of the Company by a federal grand jury could result in the Company being suspended for a period of time from eligibility for awards of new government contracts. A conviction could result in debarment from contracting with the federal government for a specified term. Additionally, in the event that U.S. Government expenditures for products and services of the type manufactured and provided by the Company are reduced, and not offset by greater commercial sales or other new programs or products, or acquisitions, there may be a reduction in the volume of contracts or subcontracts awarded to the Company.

     The Company has been periodically subject to litigation, claims or assessments and various contingent liabilities incidental to its business. Management continually assesses the Company's obligations with respect to applicable environmental protection laws. While it is difficult to determine the timing and ultimate cost to be incurred by the Company in order to comply with these laws, based upon available internal and external assessments, with respect to those environmental loss contingencies of which management is aware, the Company believes that even without considering potential insurance recoveries, if any, there are no environmental loss contingencies that, individually or in the aggregate, would be material to the Company's consolidated results of operations. The Company accrues for these contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

     With respect to those investigative actions, items of litigation, claims or assessments of which it is aware, management of the Company is of the opinion that the probability is remote that, after taking into account certain provisions that have been made with respect to these matters, the ultimate resolution of any such investigative actions, items of litigation, claims or assessments will have a material adverse effect on the financial position or results of operations of the Company.

     On December 27, 2000, the Company filed a complaint against Raytheon and Raytheon Technical Services Company in the Court of Chancery for the State of Delaware in and for New Castle County, alleging that Raytheon failed to disclose material liabilities in connection with the sale of TDTS to the Company in February 2000. Specifically, the complaint alleges that Raytheon misrepresented the financial liabilities associated with the AVCATT contract which will cause the Company to incur damages of approximately $100,000. The Company assumed the AVCATT contract as part of the acquisition of TDTS which was completed in February 2000. The complaint seeks rescission of the TDTS Asset Purchase and Sale Agreement and alternatively, rescission of the AVCATT contract, rescissory damages and breach of contract.

14. PENSIONS AND OTHER EMPLOYEE BENEFITS

     The Company maintains a number of pension plans, both contributory and noncontributory, covering employees at certain locations. Eligibility for participation in these plans varies and benefits

                        L-3 COMMUNICATIONS HOLDINGS, INC.

                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

are generally based on the participant's compensation and/or years of service. The Company's funding policy is generally to contribute in accordance with cost accounting standards that affect government contractors, subject to the Internal Revenue Code and regulations thereon. Plan assets are invested primarily in U.S. government and agency obligations and listed stocks and bonds.

     The Company also provides postretirement medical and life insurance benefits for retired employees and dependents at certain locations. Participants are eligible for these benefits when they retire from active service and meet the eligibility requirements for the Company's pension plans. These benefits are funded primarily on a pay-as-you-go basis with the retiree generally paying a portion of the cost through contributions, deductibles and coinsurance provisions.

     The table below summarizes the balance sheet impact, as well as the benefit obligations, assets, funded status and rate assumptions associated with the pension and postretirement benefit plans.


                                                                                      POSTRETIREMENT
                                                        PENSION PLANS                 BENEFIT PLANS
                                                 ---------------------------   ----------------------------
                                                     2000           1999            2000           1999
                                                 ------------   ------------   -------------   ------------
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year ......    $ 328,541      $ 340,483       $  65,554      $  75,262
Service cost .................................       16,343         13,513           1,670          1,595
Interest cost ................................       28,029         23,092           4,754          4,175
Participants' contributions ..................           36             20              --             --
Amendments ...................................          853          3,564              --         (1,429)
Actuarial loss (gain) ........................        8,867        (41,372)         (1,271)       (11,201)
Acquisitions .................................       48,187             --           1,879            753
Benefits paid ................................      (15,373)       (10,759)         (4,048)        (3,601)
                                                  ---------      ---------       ---------      ---------
Benefit obligation at end of year ............    $ 415,483      $ 328,541       $  68,538      $  65,554
                                                  ---------      ---------       ---------      ---------
CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of
 year ........................................    $ 367,451      $ 288,502       $      --      $      --
Actual return on plan assets .................      (21,905)        81,800              --             --
Acquisitions .................................       49,709             --              --             --
Employer contributions .......................       11,345          7,888           4,048          3,601
Participants' contributions ..................           36             20              --             --
Benefits paid ................................      (15,373)       (10,759)         (4,048)        (3,601)
                                                  ---------      ---------       ---------      ---------
Fair value of plan assets at end of year .....    $ 391,263      $ 367,451       $      --      $      --
                                                  ---------      ---------       ---------      ---------
FUNDED STATUS OF THE PLANS ...................    $ (24,220)     $  38,910       $ (68,538)     $ (65,554)
Unrecognized actuarial loss (gain) ...........       (5,044)       (76,592)         (9,401)        (8,924)
Unrecognized prior service cost ..............        3,777          3,275          (1,207)        (1,306)
                                                  ---------      ---------       ---------      ---------
Net amount recognized ........................    $ (25,487)     $ (34,407)      $ (79,146)     $ (75,784)
                                                  =========      =========       =========      =========
AMOUNTS RECOGNIZED IN THE BALANCE SHEET
 CONSIST OF:
Accrued benefit liability ....................    $ (26,377)     $ (34,478)      $ (79,146)     $ (75,784)
Accumulated other comprehensive income........          890             71              --             --
                                                  ---------      ---------       ---------      ---------
Net amount recognized ........................    $ (25,487)     $ (34,407)      $ (79,146)     $ (75,784)
                                                  =========      =========       =========      =========
RATE ASSUMPTIONS:
Discount rate ................................         7.50%          7.75%           7.50%          7.75%
Rate of return on plan assets ................         9.50%          9.50%        n.a.            n.a.
Salary increases .............................         4.50%          4.50%           4.50%          4.50%

                        L-3 COMMUNICATIONS HOLDINGS, INC.

                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                      POSTRETIREMENT
                                                 PENSION PLANS         BENEFIT PLANS
                                                ---------------   -----------------------
                                                 2000     1999       2000         1999
                                                ------   ------   ----------   ----------
Annual increase in cost of benefits .........   n.a.     n.a.         6.25%        6.50%

     The annual increase in cost of benefits ("health care cost trend rate") is assumed to be 5.0% in 2000 and decreases to a rate of 4.5% for 2001 and thereafter. Assumed health care cost trend rates have a significant effect on amounts reported for postretirement medical benefit plans. A one percentage point decrease in the assumed health care cost trend rates would have the effect of decreasing the aggregate service and interest cost components and the postretirement medical obligations by $668 and $7,392, respectively. A one percentage point increase in the assumed health care cost trend rate would have the effect of increasing the aggregate service and interest cost components and the postretirement medical obligations by $736 and $5,738, respectively.

     The table below summarizes the components of net periodic pension and postretirement medical costs.


                                                                                POSTRETIREMENT
                                                      PENSION PLANS              PENSION PLANS
                                               ---------------------------   ---------------------
                                                   2000           1999          2000        1999
                                               ------------   ------------   ---------   ---------
COMPONENTS OF NET PERIODIC BENEFIT COST:
Service cost ...............................    $  16,343      $  13,513      $1,670      $1,595
Interest cost ..............................       28,029         23,092       4,754       4,175
Amortization of prior service cost .........          351            289         (99)       (123)
Expected return on plan assets .............      (39,109)       (26,251)         --          --
Recognized actuarial (gain) loss ...........       (3,981)           (30)       (865)       (112)
Recognition due to settlement ..............          307             --          --          --
                                                ---------      ---------      ------      ------
 Net periodic benefit cost .................    $   1,940      $  10,613      $5,460      $5,535
                                                =========      =========      ======      ======

     The accumulated benefit obligation, projected benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $86,426, $92,180, and $78,773 respectively, as of December 31, 2000 and $4,459, $5,307 and $893 respectively, as of December 31, 1999.

     In connection with the Company's assumption of certain plan obligations pursuant to the Company's acquisition of the predecessor company, Lockheed Martin has provided the Pension Benefit Guaranty Corporation ("PBGC") with commitments to assume sponsorship or other forms of financial support under certain circumstances of the Company's pension plans for Communication Systems -- West and Aviation Recorders (the "Subject Plans"). Upon the occurrence of certain events, Lockheed Martin, at its option, has the right to decide whether to cause the Company to transfer sponsorship of any or all of the Subject Plans to Lockheed Martin, even if the PBGC has not sought to terminate the Subject Plans. Such a triggering event occurred in 1998, but reversed in 1999, relating to a decrease in the PBGC-mandated discount rate in 1998 that had resulted in an increase in the underlying liability. The Company notified Lockheed Martin of the 1998 triggering event, and in February 1999, Lockheed Martin informed the Company that it had no present intention to exercise its right to cause the Company to transfer sponsorship of the Subject Plans. If Lockheed Martin did assume sponsorship of these plans, it would be primarily liable for the costs associated with funding the Subject Plans or any costs associated with the termination of the Subject Plans but L-3 Communications would be required to reimburse Lockheed Martin for these costs. To date, the impact on pension expense and funding requirements resulting from this arrangement has not been

                        L-3 COMMUNICATIONS HOLDINGS, INC.

                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

significant. However, should Lockheed Martin assume sponsorship of the Subject Plans or if these plans were terminated, the impact of any increased pension expenses or funding requirements could be material to the Company. The Company has performed its obligations under the letter agreement with Lockheed Martin and the Lockheed Martin Commitment and has not received any communications from the PBGC concerning actions which the PBGC contemplates taking in respect of the Subject Plans.

     Employee Savings Plans. Under its various employee savings plans, the Company matches the contributions of participating employees up to a designated level. The extent of the match, vesting terms and the form of the matching contributions vary among the plans. Under these plans, the Company's matching contributions in L-3 Holdings common stock and cash were $15,201 for 2000, $8,798 for 1999, and $6,366 for 1998.

15. SUPPLEMENTAL CASH FLOW INFORMATION


                                                                 YEAR ENDED DECEMBER 31,
                                                           ------------------------------------
                                                              2000         1999         1998
                                                           ----------   ----------   ----------
Interest paid ..........................................    $81,390      $50,532      $42,908
Income taxes paid ......................................     10,052        6,317          496
Noncash transactions:
 Common stock issued related to acquisition ............         --        6,434           --
 Contribution in common stock to savings plans .........     12,642        6,993          967

                        L-3 COMMUNICATIONS HOLDINGS, INC.

                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

16. SEGMENT INFORMATION

     The Company has two reportable segments, Secure Communication Systems and Specialized Communication Products, which are described in Note 1. The Company evaluates the performance of its operating divisions and reportable segments based on sales and operating income. All corporate expenses are allocated to the Company's divisions using an allocation methodology prescribed by U.S. Government regulations for government contractors. Accordingly, all costs and expenses are included in the Company's measure of segment profitability.


                                           SECURE       SPECIALIZED                ELIMINATION OF
                                       COMMUNICATION   COMMUNICATION                INTERSEGMENT   CONSOLIDATED
                                          SYSTEMS         PRODUCTS     CORPORATE       SALES          TOTAL
                                      --------------- --------------- ----------- --------------- -------------
2000
----
Sales ...............................     $856,970       $1,065,136                  $ (12,045)    $1,910,061
Operating income ....................       91,310          131,408                                   222,718
Total assets ........................      792,949        1,480,790   $189,805                      2,463,544
Capital expenditures ................       10,750           22,830                                    33,580
Depreciation and amortization .......       26,417           47,837                                    74,254

1999
----
Sales ...............................     $544,418       $  867,495                  $  (6,451)    $1,405,462
Operating income ....................       46,955          103,531                                   150,486
Total assets ........................      370,918        1,065,236   $192,587                      1,628,741
Capital expenditures . ..............        6,980           16,476                                    23,456
Depreciation and amortization .......       18,451           35,267                                    53,718

1998
----
Sales ...............................     $493,188       $  561,393                  $ (17,536)    $1,037,045
Operating income ....................       39,885           60,464                                   100,349
Total assets ........................      368,891          797,469   $119,036                      1,285,396
Capital expenditures . ..............        5,755           17,674                                    23,429
Depreciation and amortization .......       17,325           23,030                                    40,355

     Corporate assets not allocated to the reportable segments primarily include cash and cash equivalents, corporate office fixed assets, deferred income tax assets and deferred debt issuance costs.

     Substantially all of the Company's operations are domestic. The Company's foreign operations are not material to the Company's results of operations, cash flows or financial position. Sales to principal customers are summarized in the table below.


                                                           YEAR ENDED DECEMBER 31,
                                                ---------------------------------------------
                                                     2000            1999            1998
                                                -------------   -------------   -------------
U.S. Government agencies . ..................    $1,284,379      $  924,006      $  716,234
Foreign governments .........................       144,274         127,637         100,911
Commercial export . .........................       172,101         144,274          85,331
Other (principally U.S. commercial) .........       309,307         209,545         134,569
                                                 ----------      ----------      ----------
 Consolidated sales .........................    $1,910,061      $1,405,462      $1,037,045
                                                 ==========      ==========      ==========

                        L-3 COMMUNICATIONS HOLDINGS, INC.

                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

17. UNAUDITED QUARTERLY FINANCIAL DATA

     Unaudited summarized financial data by quarter for the years ended December 31, 2000 and 1999 is presented in the table below.


                                MARCH 31        JUNE 30       SEPTEMBER 30     DECEMBER 31
                             -------------   -------------   --------------   ------------
2000
Sales ....................     $ 377,052       $ 460,976       $ 514,415       $ 557,618
Operating income .........        34,669          49,653          62,815          75,581
Net income ...............        10,929          16,459          24,110          31,229
Basic EPS ................     $    0.33       $    0.49       $    0.72       $    0.93
Diluted EPS ..............     $    0.32       $    0.47       $    0.69       $    0.89

1999
Sales ....................     $ 275,562       $ 314,432       $ 382,356       $ 433,112
Operating income .........        26,167          31,149          42,840          50,330
Net income ...............         7,199          11,086          17,349          23,055
Basic EPS . ..............     $    0.24       $    0.34       $    0.53       $    0.70
Diluted EPS ..............     $    0.23       $    0.33       $    0.51       $    0.68

b. Pro Forma Financial Information



















                       L-3 COMMUNICATIONS HOLDINGS, INC.



      Unaudited Pro Forma Condensed Consolidated Statement of Operations
                     for the year ended December 31, 2000

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

     The following unaudited pro forma statement of operations data gives effect to the acquisitions by L-3 Communications Holdings, Inc. (the "Company") of the Traffic Alert and Collision Avoidance System Business ("TCAS Business") of Honeywell, Inc. which was completed in April 2000 and Training Devices and Training Services Business ("TDTS Business") of Raytheon Company ("Raytheon") which was completed in February 2000, as if they had occurred on January 1, 2000.

     On April 28, 2000, the Company acquired the TCAS Business from Honeywell Inc. for $239.6 million in cash including expenses. The TCAS acquisition was financed with borrowings under a revolving 364-day senior credit facility.

     On February 10, 2000, the Company acquired the assets of the TDTS Business of Raytheon Company for $160.0 million in cash plus expenses subject to adjustment. The acquisition was financed with borrowings under the Company's senior credit facilities.

     The unaudited condensed pro forma statement of operations does not reflect any cost savings that management of the Company believes would have resulted had the acquisitions occurred on January 1, 2000. The pro forma financial information should be read in conjunction with the audited consolidated financial statements of the Company as of December 31, 2000. The unaudited pro forma condensed financial information may not be indicative of the results of operations of the Company that actually would have occurred had the acquisitions been completed on January 1, 2000 or the results of operations of the Company that may be obtained in the future.

                        L-3 COMMUNICATIONS HOLDINGS, INC.
       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 2000


                                                               TDTS(1)             TCAS(2)
                                                         ------------------ --------------------
                                                           ONE MONTH ENDED   THREE MONTHS ENDED      PRO FORMA
                                                L-3       JANUARY 31, 2000     MARCH 31, 2000       ADJUSTMENTS       PRO FORMA
                                           ------------- ------------------ -------------------- ----------------- --------------
                                                                  (in millions except for per share data)

STATEMENT OF OPERATIONS DATA:
Sales ....................................  $ 1,910.1          $ 17.8             $  23.1           $     --        $  1,951.0
Costs and expenses .......................    1,687.4            21.6                12.4                1.5 (3)       1,722.9
                                            ---------          ------             -------           -----------     ----------
  Operating income (loss) ................      222.7           ( 3.8)               10.7               (1.5)            228.1
Interest and investment income
 (expense) ...............................        4.4              --                  --                 --               4.4
Interest expense .........................       93.0              --                 0.1                5.3 (4)          98.4
                                            ---------          ------             -------           -----------     ----------
  Income (loss) before income taxes ......      134.1           ( 3.8)               10.6               (6.8)            134.1
Provision (benefit) for income taxes .....       51.4              --                 4.2               (4.2) (5)         51.4
                                            ---------          ------             -------           -----------     ----------
  Net income (loss) ......................  $    82.7         $  (3.8)            $   6.4           $   (2.6)       $     82.7
                                            =========         =======             =======           ===========     ==========
EARNINGS PER SHARE:

  Basic ..................................  $    2.48                                                               $     2.48
  Diluted ................................  $    2.37                                                               $     2.37
WEIGHTED AVERAGE SHARES OUTSTANDING:

  Basic ..................................       33.4                                                                     33.4
  Diluted ................................       35.0                                                                     35.0

                        L-3 COMMUNICATIONS HOLDINGS, INC.

1. On February 10, 2000, the Company acquired the assets of the TDTS Business of Raytheon Company for $160.0 million in cash plus expenses, subject to adjustment. The acquisition was financed with borrowings under the Company's senior credit facilities. An estimated purchase price of $160.9 million, including expenses was assumed subject to adjustment.

2. On April 28, 2000, the Company acquired the TCAS Business from Honeywell Inc. for $239.6 million in cash including expenses. The TCAS acquisition was financed with borrowings under a revolving 364-day senior credit facility.

3. Estimated excess of purchase price, including expenses, over the estimated fair value of the identifiable net assets acquired (goodwill) related to the TDTS and TCAS acquisitions was $197.2 million and $214.3 million. The goodwill is being amortized over 40 years. The table below presents the estimated increase to goodwill amortization for the periods indicated that would have occurred if the acquisitions were completed on January 1, 2000.


                                                         TDTS                TCAS
                                                       ONE MONTH         THREE MONTHS
                                                         ENDED               ENDED
                                                   JANUARY 31, 2000     MARCH 31, 2000      TOTAL
                                                  ------------------   ----------------   ---------
                                                                    (in millions)


       Pro forma amortization expense .........         $ 0.4               $  1.3         $  1.7
       Less: historical amortization
        expenses ..............................            --                 (0.2)          (0.2)
                                                        -----               ------         ------
       Pro forma adjustment ...................         $ 0.4               $  1.1         $  1.5
                                                        =====               ======         ======

4. Pro forma interest expense was calculated using the average interest rate of 7.4% for the TDTS acquisition and 7.4% for the TCAS acquisition on the Company's outstanding revolver borrowings during the period indicated below and the borrowings of $160.0 million incurred to finance the TDTS acquisition and the borrowings of $239.6 million incurred to finance the TCAS acquisition. The table below presents the increase to interest expense for the periods indicated that would have occurred if the acquisitions were completed on January 1, 2000.


                                               TDTS                TCAS
                                             ONE MONTH         THREE MONTHS
                                               ENDED               ENDED
                                         JANUARY 31, 2000     MARCH 31, 2000      TOTAL
                                        ------------------   ----------------   ---------
                                                           (in millions)


       Pro forma amortization
        expense .....................         $ 1.0             $  4.4           $  5.4
       Less: historical amortization
        expenses ....................            --               (0.1)            (0.1)
                                              -----             ------           ------
       Pro forma adjustment .........         $ 1.0             $  4.3           $  5.3
                                              =====             ======           ======

5. The pro forma adjustments were tax-effected, as appropriate, using a statutory (federal and state) tax rate of 39.4%. The pro forma adjustments also include an income tax benefit of $1.5 million for the reversal of the tax valuation allowance included in the historical financial statements of the TDTS Business for its net operating loss of $3.8 million. The Company would have been able to utilize such net operating loss in its consolidated income tax provision had the acquisition of the TDTS Business been completed on January 1, 2000.

[GRAPHIC OMITTED]

                                6,000,000 SHARES




                                 [LOGO OMITTED]

                                  COMMON STOCK




                             ---------------------
                                   PROSPECTUS
                                        , 2001
                             ---------------------





                                 LEHMAN BROTHERS


                            BEAR, STEARNS & CO. INC.


                           CREDIT SUISSE FIRST BOSTON


                               MERRILL LYNCH & CO.


                                    SG COWEN

                 PART II INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following is an itemization of all fees and expenses incurred or expected to be incurred by the registrant in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All but the Securities and Exchange Commission registration fee and the New York Stock Exchange listing fee are estimates and remain subject to future contingencies.


Securities and Exchange Commission registration fee .........  $  137,310.00
New York Stock Exchange listing fee .........................       1,500.00
NASD Filing Fee .............................................      30,500.00
Legal fees and expenses .....................................     300,000.00
Accounting fees and expenses ................................     150,000.00
Printing and engraving fees .................................     300,000.00
Blue sky fees and expenses ..................................       7,500.00
Miscellaneous expenses ......................................     173,190.00
Expenses borne by Selling Stockholders ......................     250,000.00
                                                               -------------
 Total ......................................................   1,350,000.00
                                                               =============

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law (the "DGCL") provides for, among other things:

   (i) permissive indemnification for expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by designated persons, including directors and officers of a corporation, in the event such persons are parties to litigation other than stockholder derivative actions if certain conditions are met;

   (ii) permissive indemnification for expenses (including attorneys' fees) actually and reasonably incurred by designated persons, including directors and officers of a corporation, in the event such persons are parties to stockholder derivative actions if certain conditions are met;

   (iii) mandatory indemnification for expenses (including attorneys' fees) actually and reasonably incurred by designated persons, including directors and officers of a corporation, in the event such persons are successful on the merits or otherwise in defense of litigation covered by (i) and (ii) above; and

   (iv) that the indemnification provided for by Section 145 is not deemed exclusive of any other rights which may be provided under any by-law, agreement, stockholder or disinterested director vote, or otherwise.

     In addition to the indemnification provisions of the DGCL described above, our Certificate of Incorporation (the "Certificate of Incorporation") provides that we shall, to the fullest extent permitted by the DGCL, (i) indemnify our officers and directors and (ii) advance expenses incurred by such officers or directors in relation to any action, suit or proceeding.

     Our Bylaws (the "Bylaws") require the advancement of expenses to an officer or director (without a determination as to his conduct) in advance of the final disposition of a proceeding if such person furnishes a written affirmation of his good faith belief that he has met the applicable standard of conduct and furnishes a written undertaking to repay any advances if it is ultimately determined that he is not entitled to indemnification. In connection with proceedings by us or in our right, the Bylaws provide that indemnification shall include not only reasonable expenses, but also judgments, fines, penalties and amounts paid in settlement. The Bylaws provide that the Registrant may, subject to authorization on a case by case basis, indemnify and advance expenses to employees or agents to the same extent as a director or to a lesser extent (or greater, as permitted by law) as determined by the board of directors.

     The Bylaws purport to confer upon officers and directors contractual rights to indemnification and advancement of expenses as provided therein.

     Our Certificate of Incorporation limits the personal liability of our directors to us or our stockholders for monetary damages for breach of the fiduciary duty as a director, other than liability as a director (i) for breach of duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (certain illegal distributions) or (iv) for any transaction for which the director derived an improper personal benefit.

     We maintain officers' and directors' insurance covering certain liabilities that may be incurred by officers and directors in the performance of their duties.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     On December 11, 1998, L-3 Communications issued $200.0 million in aggregate principal amount of its 8% Senior Subordinated Notes due August 1, 2008. The securities were sold to Lehman Brothers Inc. and NationsBanc Montgomery Securities LLC pursuant to an exemption from registration under Section 4(2) of the Securities Act.

     On March 4, 1998, we acquired the assets of the ILEX Systems business for cash of $54.3 million. In connection with this acquisition, in August 1999, we issued 150,955 shares of our common stock and in April 2000, we issued 297,229 shares of our common stock to shareholders of the ILEX Systems business pursuant to an exemption under Section 4(2) of the Securities Act.

     On November 21, 2000, L-3 Holdings issued $250.0 million in aggregate principal amount of its 5.25% Convertible Notes due 2009 in a private placement pursuant to an exemption from registration under Section 4(2) of the Securities Act. Lehman Brothers Inc. was the initial purchaser of the notes, and exercised its over-allotment option to purchase an additional $50.0 million of the notes on December 20, 2000.

ITEM 16. EXHIBITS

     The following exhibits are filed as part of this registration statement:


    EXHIBIT
      NO.         DESCRIPTION
---------------   ------------------------------------------------------------------------------------------
     **1.1        Underwriting Agreement dated April   , 2001 among L-3 Communications Holdings, Inc.
                  L-3 Communications Corporation, the Selling Stockholders included therein and the
                  Representatives of the several Underwriters named therein.

       3.1        Certificate of Incorporation of L-3 Communications Holdings, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-1 No.
                  333-46975).

       3.2        By laws of L-3 Communications Holdings, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form S-1 No. 333-46975).

       4.1        Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the
                  Registrant's Registration Statement on Form S-1 No. 333-46975).

      *5.1        Opinion of Simpson Thacher & Bartlett.



  EXHIBIT
    NO.       DESCRIPTION

-----------   --------------------------------------------------------------------------------------------

     10.1     Indenture dated as of April 30, 1997 between L-3 Communications
              Corporation and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to L-3 Communications Corporation's
              Registration Statement on Form S-4 No. 333-31649).

     10.2     Employment Agreement dated April 30, 1997 between Frank C. Lanza and L-3
              Communications Holdings, Inc. (incorporated by reference to Exhibit 10.5 to the
              Registrant's Registration Statement on Form S-1 No. 333-46975).

     10.3     Employment Agreement dated April 30, 1997 between Robert V.
              LaPenta and L-3 Communications Holdings, Inc. (incorporated by reference to Exhibit 10.51 to the Registrant Statement on Form S-1
              No. 333-46975).

     10.4 Form of Stock Option Agreement for Employee Options (incorporated by reference to Exhibit 10.9 to the Registrant's Registration
              Statement on Form S-1 No. 333-46975).

     10.5 Form of 1997 Stock Option Plan for Key Employees (incorporated by reference to Exhibit 10.91 to Registrant's Registration Statement on Form S-1, No. 333-46975).

     10.6 Non-Qualified Stock Option Agreement dated as of April 30, 1997 by and between L-3 Communications Holdings, Inc. and Frank C. Lanza
              (incorporated by reference to Exhibit 10.12 to Registrant"
              Registration Statement on Form S-1, No. 333-70125).

     10.7 Non-Qualified Stock Option Agreement dated as of April 30, 1997 by and between L-3 Communications Holdings, Inc. and Robert V.
              LaPenta (incorporated by reference to Exhibit 10.13 to Registrant's Registration Statement on Form S-1, No. 333-70125).

     10.8     Option Plan for Non-Employee Directors of L-3 Communication's
              Holdings, Inc. (incorporated by reference to Exhibit 10.15 to
              Registrant's annual report on Form 10-K filed on March 31, 1999).

     10.9     1999 Long Term Performance Plan dated as of April 27, 1999
              (incorporated by reference to Exhibit 10.16 to the Registrant's annual report on Form 10-K filed on March 30, 2000).

    10.10 L-3 Communications Corporation Pension Plan (incorporated by reference to Exhibit 10.10 to the Registrant's Registration
              Statement on Form S-1 No. 333-46975).

    10.11     Indenture dated as of May 22, 1998 between L-3 Communications
              Corporation and The Bank of New York, as Trustee (incorporated by reference to Exhibit 10.6 to L-3 Communications Corporation's
              Registration Statement on Form S-4 No. 333-70199).

    10.12     Indenture dated as of December 11, 1998 among L-3 Communications
              Corporation, the Guarantors named therein and The Bank of New
              York, as Trustee (incorporated by reference to Exhibit 10.32 to Registrant's Registration Statement on Form S-1, No.
              333-70125).

    10.13     Indenture dated as of November 21, 2000 among L-3 Communications
              Holdings, Inc., the Guarantors named therein and the Bank of New
              York, as Trustee (incorporated by reference to Exhibit 10.33 to the Registrant's annual report on Form 10-K filed on March 15,
              2001).

    10.14     Purchase Agreement dated as of November 21, 2000 among L-3
              Communications Holdings, Inc., the Guarantors included therein and Lehman Brothers Inc. (incorporated by reference to Exhibit 10.34 to the Registrant's annual report on Form 10-K filed on March 15,
              2001).

    10.15     Registration Rights Agreement dated as of November 21, 2000 among
              L-3 Communications Holdings, Inc., the Guarantors included therein and Lehman Brothers Inc. (incorporated by reference to Exhibit
              10.35 to the Registrant's annual report on Form 10-K filed on March 15, 2001).

    10.16     Consent, Waiver and First Amendment to Amended and Restated 364
              Day Credit Agreement dated as of April 28, 2000 among L-3
              Communications Corporation and lenders named therein (incorporated by reference to Exhibit 10.40 to the Registrant's annual report on Form 10-K filed on March 15, 2001).



    EXHIBIT
      NO.         DESCRIPTION
---------------   --------------------------------------------------------------------------------------------

     10.17        Consent, Waiver and First Amendment to Second Amended and Restated Credit
                  Agreement dated as of April 28, 2000 among L-3 Communications Corporation and lenders named therein (incorporated by reference to Exhibit 10.41 to the Registrant's annual report on Form 10-K filed on March 15, 2001).

     10.18        Consent, Waiver and First Amendment to New 364 Day Credit Agreement dated as of
                  April 28, 2000 among L-3 Communications Corporation and lenders named therein
                  (incorporated by reference to Exhibit 10.42 to the Registrant's annual report on Form 10-K filed on March 15, 2001).

     10.19        New 364 Day Credit Agreement dated as of April 24, 2000 among L-3 Communications
                  Corporation and lenders named therein (incorporated by reference to Exhibit 10.43 to the
                  Registrant's annual report on Form 10-K filed on March 15, 2001).

     10.20        Amended and Restated 364 Day Credit Agreement dated as of April 24, 2000 among L-3
                  Communications Corporation and  lenders named therein (incorporated by reference to
                  Exhibit 10.44 to the Registrant's annual report on Form 10-K filed on March 15, 2001).

     10.21        Second Amended and Restated Credit Agreement dated as of April 24, 2000 among L-3
                  Communications Corporation and lenders named therein (incorporated by reference to
                  Exhibit 10.45 to the Registrant's annual report on Form 10-K filed on March 15, 2001).

     10.22        Consent and Third Amendment to Amended and Restated 364 Day Credit Agreement
                  dated as of November 16, 2000 among L-3 Communications Corporation and lenders named therein (incorporated by reference to Exhibit 10.46 to the Registrant's annual report on Form 10-K filed on March 15, 2001).

     10.23        Consent and Second Amendment to New 364 Day Credit Agreement dated as of
                  November 16, 2000 among L-3 Communications Corporation and lenders named therein
                  (incorporated by reference to Exhibit 10.47 to the Registrant's annual report on Form 10-K filed on March 15, 2001).

     10.24        Consent and Second Amendment to Second Amended and Restated Credit Agreement
                  dated as of November 16, 2000 among L-3 Communication Corporation and lenders named therein (incorporated by reference to Exhibit 10.48 to the Registrant's annual report on
                  Form 10-K filed on March 15, 2001).

     10.25        Asset Purchase Agreement relating to the Honeywell TCAS Business by and among
                  Honeywell Inc., L-3 Communications Corporation and, solely in respect of the Guaranty in
                  Article XIV, Honeywell International Inc. dated as of February 10, 2000 (incorporated by reference to Exhibit 10.91 to the Registrant's annual report on Form 10-K filed on
                  March 15, 2001).

     10.26        Asset Purchase and Sale Agreement, dated January 7, 2000 by and between L-3
                  Communications Corporation and Raytheon Company (incorporated by reference to
                  Exhibit 10.92 to the Registrant's annual report on Form 10-K filed on March 15, 2001).

     11.1         L-3 Communications Holdings, Inc. Computation of Basic Earnings Per Share and Diluted
                  Earnings Per Share (incorporated by reference to Exhibit 11 to the Registrant's annual report on Form 10-K filed on March 15, 2001).

     12.1         Ratio of Earnings to Fixed Charges (incorporated by reference to Exhibit 12 to the
                  Registrant's annual report on Form 10-K filed on March 15, 2001).

     21.1         Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to the Registrant's annual report on Form 10-K filed on March 15, 2001).

    *23.1         Consent of PricewaterhouseCoopers LLP.

    *23.2         Consent of Simpson Thacher & Bartlett (included in Exhibit 5.1).

    *24.1         Powers of Attorney (included on signature page).


----------
*     Filed herewith

**    To be filed by amendment

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that is has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 9, 2001.

                                        L-3 COMMUNICATIONS HOLDINGS, INC.


                                        By: /s/ Christopher C. Cambria
                                            ------------------------------------
                                        Christopher C. Cambria, Senior Vice
                                        President -- General Counsel and
                                        Secretary

                        SIGNATURES AND POWERS OF ATTORNEY

     Each person whose signature appears below authorizes Christopher C. Cambria, Michael T. Strianese, Frank C. Lanza, Robert V. LaPenta, or any of them, as his attorney in fact and agent, with full power of substitution and resubstitution, to execute, in his name and on his behalf, in any and all capacities, this Registration Statement on Form S-1 relating to the common stock and any amendments thereto (and any additional registration statement related thereto permitted by Rule 462 (b) promulgated under the Securities Act of 1933 (and all further amendments including post-effective amendments thereto)) necessary or advisable to enable the registrant to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in respect thereof, in connection with the registration of the securities which are the subject of such registration statement, which amendments may make such changes in such registration statement as such attorney may deem appropriate, and with full power and authority to perform and do any and all acts and things whatsoever which any such attorney or substitute may deem necessary or advisable to be performed or done in connection with any or all of the above-described matters, as fully as each of the undersigned could do if personally present and acting, hereby ratifying and approving all acts of any such attorney or substitute.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


          SIGNATURE                              TITLE                         DATE
-----------------------------   ---------------------------------------   --------------

       /s/ Frank C. Lanza       Chairman, Chief Executive Officer and
   -------------------------                                              April 9, 2001
           Frank C. Lanza       Director


     /s/ Robert V. LaPenta      President, Chief Financial Officer and
   -------------------------
         Robert V. LaPenta      Director                                  April 9, 2001


   /s/ Christopher C. Cambria   Senior Vice President --
   ---------------------------
       Christopher C. Cambria   General Counsel and Secretary             April 9, 2001


   /s/ Michael T. Strianese
   -------------------------
       Michael T. Strianese      Senior Vice President -- Finance          April 9, 2001


        /s/ David J. Brand
   -------------------------
            David J. Brand       Director                                  April 9, 2001


    /s/ Thomas A. Corcoran
   -------------------------
        Thomas A. Corcoran       Director                                  April 9, 2001


      /s/ Alberto M. Finali
   -------------------------
          Alberto M. Finali      Director                                  April 9, 2001



          SIGNATURE                 TITLE          DATE

--------------------------------    ----------   --------------
      /s/ Robert B. Millard
--------------------------------
          Robert B. Millard          Director     April 9, 2001

      /s/ John E. Montague
--------------------------------
          John E. Montague           Director     April 9, 2001

      /s/ John M. Shalikashvili
--------------------------------
          John M. Shalikashvili      Director     April 9, 2001

      /s/ Arthur L. Simon
--------------------------------
          Arthur L. Simon            Director     April 9, 2001

      /s/ Alan H. Washkowitz
--------------------------------
          Alan H. Washkowitz         Director     April 9, 2001


                               INDEX TO EXHIBITS


 EXHIBIT NO.  DESCRIPTION
------------- ----------------------------------------------------------------------------------------

     **1.1     Underwriting Agreement dated April , 2001 among L-3
               Communications Holdings, Inc. L-3 Communications Corporation, the
               Selling Stockholders included therein and the Representatives of the several Underwriters named therein.

       3.1     Certificate of Incorporation of L-3 Communications Holdings, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-1 No.
               333-46975).

       3.2     By laws of L-3 Communications Holdings, Inc. (incorporated by reference to Exhibit
               3.2 to the Registrant's Registration Statement on Form S-1 No. 333-46975).

       4.1    Form of Common Stock Certificate (incorporated by reference to
              Exhibit 4.1 to the Registrant's Registration Statement on Form S-1
              No. 333-46975).

      *5.1    Opinion of Simpson Thacher & Bartlett.

      10.1    Indenture dated as of April 30, 1997 between L-3 Communications
              Corporation and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to L-3 Communications Corporation's
              Registration Statement on Form S-4 No. 333-31649).

      10.2    Employment Agreement dated April 30, 1997 between Frank C. Lanza and L-3
              Communications Holdings, Inc. (incorporated by reference to Exhibit 10.5 to the
              Registrant's Registration Statement on Form S-1 No. 333-46975).

      10.3    Employment Agreement dated April 30, 1997 between Robert V.
              LaPenta and L-3 Communications Holdings, Inc. (incorporated by reference to Exhibit 10.51 to the Registrant Statement on Form S-1
              No. 333-46975).

      10.4 Form of Stock Option Agreement for Employee Options (incorporated by reference to Exhibit 10.9 to the Registrant's Registration
              Statement on Form S-1 No. 333-46975).

      10.5 Form of 1997 Stock Option Plan for Key Employees (incorporated by reference to Exhibit 10.91 to Registrant's Registration Statement on Form S-1, No. 333-46975).

      10.6 Non-Qualified Stock Option Agreement dated as of April 30, 1997 by and between L-3 Communications Holdings, Inc. and Frank C. Lanza
              (incorporated by reference to Exhibit 10.12 to Registrant's
              Registration Statement on Form S-1, No. 333-70125).

      10.7 Non-Qualified Stock Option Agreement dated as of April 30, 1997 by and between L-3 Communications Holdings, Inc. and Robert V.
              LaPenta (incorporated by reference to Exhibit 10.13 to Registrant's Registration Statement on Form S-1, No. 333-70125).

      10.8    Option Plan for Non-Employee Directors of L-3 Communication's
              Holdings, Inc. (incorporated by reference to Exhibit 10.15 to
              Registrant's annual report on Form 10-K filed on March 31, 1999).

      10.9    1999 Long Term Performance Plan dated as of April 27, 1999
              (incorporated by reference to Exhibit 10.16 to the Registrant's annual report on Form 10-K filed on March 30, 2000).

      10.10 L-3 Communications Corporation Pension Plan (incorporated by reference to Exhibit 10.10 to the Registrant's Registration
              Statement on Form S-1 No. 333-46975).

      10.11   Indenture dated as of May 22, 1998 between L-3 Communications
              Corporation and The Bank of New York, as Trustee (incorporated by reference to Exhibit 10.6 to L-3 Communications Corporation's
              Registration Statement on Form S-4 No. 333-70199).



 EXHIBIT NO.  DESCRIPTION
------------- ---------------------------------------------------------------------------------------

   10.12      Indenture dated as of December 11, 1998 among L-3 Communications
              Corporation, the Guarantors named therein and The Bank of New
              York, as Trustee (incorporated by reference to Exhibit 10.32 to Registrant's Registration Statement on Form S-1, No. 333-70125).

   10.13      Indenture dated as of November 21, 2000 among L-3 Communications
              Holdings, Inc., the Guarantors named therein and the Bank of New
              York, as Trustee (incorporated by reference to Exhibit 10.33 to the Registrant's annual report on Form 10-K filed on March 15,
              2001).

   10.14      Purchase Agreement dated as of November 21, 2000 among L-3
              Communications Holdings, Inc., the Guarantors included therein and Lehman Brothers Inc. (incorporated by reference to Exhibit 10.34 to the Registrant's annual report on Form 10-K filed on March 15,
              2001).

   10.15      Registration Rights Agreement dated as of November 21, 2000 among
              L-3 Communications Holdings, Inc., the Guarantors included therein and Lehman Brothers Inc. (incorporated by reference to Exhibit
              10.35 to the Registrant's annual report on Form 10-K filed on March 15, 2001).

   10.16      Consent, Waiver and First Amendment to Amended and Restated 364
              Day Credit Agreement dated as of April 28, 2000 among L-3
              Communications Corporation and lenders named therein (incorporated by reference to Exhibit 10.40 to the Registrant's annual report on Form 10-K filed on March 15, 2001).

   10.17      Consent, Waiver and First Amendment to Second Amended and Restated
              Credit Agreement dated as of April 28, 2000 among L-3
              Communications Corporation and lenders named therein (incorporated by reference to Exhibit 10.41 to the Registrant's annual report on Form 10-K filed on March 15, 2001).

   10.18      Consent, Waiver and First Amendment to New 364 Day Credit
              Agreement dated as of April 28, 2000 among L-3 Communications
              Corporation and lenders named therein (incorporated by reference to Exhibit 10.42 to the Registrant's annual report on Form 10-K filed on March 15, 2001).

   10.19      New 364 Day Credit Agreement dated as of April 24, 2000 among L-3
              Communications Corporation and lenders named therein (incorporated by reference to Exhibit 10.43 to the Registrant's annual report on Form 10-K filed on March 15, 2001).

   10.20      Amended and Restated 364 Day Credit Agreement dated as of April
              24, 2000 among L-3 Communications Corporation and lenders named therein (incorporated by reference to Exhibit 10.44 to the Registrant's annual report on Form 10-K filed on March 15, 2001).

   10.21      Second Amended and Restated Credit Agreement dated as of April 24,
              2000 among L-3 Communications Corporation and lenders named therein (incorporated by reference to Exhibit 10.45 to the Registrant's annual report on Form 10-K filed on March 15, 2001).

   10.22      Consent and Third Amendment to Amended and Restated 364 Day Credit
              Agreement dated as of November 16, 2000 among L-3 Communications
              Corporation and lenders named therein (incorporated by reference to Exhibit 10.46 to the Registrant's annual report on Form 10-K filed on March 15, 2001).



   EXHIBIT NO.    DESCRIPTION
----------------- -----------------------------------------------------------------------------------------

    10.23 Consent and Second Amendment to New 364 Day Credit Agreement dated as of November 16, 2000 among L-3 Communications
                  Corporation and lenders named therein (incorporated by reference to Exhibit 10.47 to the Registrant's annual report on Form 10-K filed on March 15, 2001).

    10.24         Consent and Second Amendment to Second Amended and Restated
                  Credit Agreement dated as of November 16, 2000 among L-3
                  Communication Corporation and lenders named therein
                  (incorporated by reference to Exhibit 10.48 to the Registrant's annual report on Form 10-K filed on March 15,
                  2001).

    10.25         Asset Purchase Agreement relating to the Honeywell TCAS
                  Business by and among Honeywell Inc., L-3 Communications
                  Corporation and, solely in respect of the Guaranty in Article
                  XIV, Honeywell International Inc. dated as of February 10,
                  2000 (incorporated by reference to Exhibit 10.91 to the Registrant's annual report on Form 10-K filed on March 15,
                  2001).

    10.26 Asset Purchase and Sale Agreement, dated January 7, 2000 by and between L-3 Communications Corporation and Raytheon
                  Company (incorporated by reference to Exhibit 10.92 to the Registrant's annual report on Form 10-K filed on March 15,
                  2001).

    11.1          L-3 Communications Holdings, Inc. Computation of Basic Earnings Per Share and
                  Diluted Earnings Per Share (incorporated by reference to Exhibit 11 to the Registrant's annual report on Form 10-K filed on March 15, 2001).

    12.1          Ratio of Earnings to Fixed Charges (incorporated by reference to Exhibit 12 to the
                  Registrant's annual report on Form 10-K filed on March 15, 2001).

    21.1          Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to the
                  Registrant's annual report on Form 10-K filed on March 15, 2001).

   *23.1          Consent of PricewaterhouseCoopers LLP.

   *23.2          Consent of Simpson Thacher & Bartlett (included in Exhibit 5.1).

   *24.1          Powers of Attorney (included on signature page).


----------
*     Filed herewith

**    To be filed by amendment